
06035915

ASSET POSITIONING

FINANCIAL RESOURCES

INTERMODAL SERVICES

INTERNAL GROWTH

INTERNAL AUDIT

NATIONAL SALES

SYSTEMS INTEGRITY

PERSONNEL DEVELOPMENT

ACQUISITION TEAM

WASTE CONNECTIONS, INC.

2005 ANNUAL REPORT

FINANCIAL HIGHLIGHTS

($000s, except per share data)	2001	2002	2003	2004	2005
	YEAR ENDED DECEMBER 31				
Revenues	371,429	477,848	541,797	624,544	721,899
Net income	30,528	55,466	65,596	72,271	83,943
Diluted earnings per share	0.73	1.26	1.45	1.50	1.74
Net cash from operations	87,198	131,779	155,622	180,790	199,812
Total assets	979,353	1,261,882	1,395,952	1,491,483	1,676,307
Long-term debt	416,171	578,481	601,891	489,343	586,104
Stockholders' equity	379,805	451,712	537,494	707,522	718,200



$371,429
$477,848
$541,797
$624,544
$721,899
2001
2002
2003
2004
2005

REVENUE
($ THOUSANDS)



$87,198
$131,779
$155,622
$180,790
$199,812
2001
2002
2003
2004
2005

NET CASH FROM OPERATIONS
($ THOUSANDS)



$30,528
$55,466
$65,596
$72,271
$83,943
2001
2002
2003
2004
2005

NET INCOME
($ THOUSANDS)



$0.73
$1.26
$1.45
$1.50
$1.74
2001
2002
2003
2004
2005

DILUTED EPS

$1 billion in annual revenue will not be the final piece of our puzzle, but one we have prepared for during the past few years and is a milestone for which we are now well positioned.

Since our founding in 1997, our annualized revenue run-rate has increased to approximately $800 million, and our stock price has risen over 350% since our IPO in May 1998. Our execution of a differentiated strategy in the solid waste sector has produced superior financial results and stockholder returns.

In this our eighth annual report to stockholders, we look back at what we've done to prepare for $1 billion in annual revenue and more specifically, what to expect as we approach our company's tenth anniversary in 2007.

LOOKING AT 2005

Our accomplishments in one year typically have become the building blocks for future growth and improved financial performance in subsequent years, and 2005 was no different. We strengthened or put in place many of the important building blocks, or pieces of our puzzle, during the year.

Market Selection and Asset Positioning. Our corporate strategy targets secondary and suburban markets that have strong demographic growth trends and where competitive barriers to entry can be developed. We avoid highly competitive, large urban markets and instead target markets where we can provide non-integrated or integrated solid waste services under exclusive arrangements or where we can operate on an integrated basis while attaining high market share in competitive markets. We maintained our unique market mix with over 50% of revenues derived in exclusive markets and recently strengthened our asset positioning in three of our competitive markets through the opening of new landfills in Colorado, Kansas and Kentucky.



Internal Growth. Internal growth increased to almost 5% in 2005 with price increases accounting for about 60% of this growth. We focus on increasing permanent prices rather than surcharges to offset rising costs, particularly related to fuel and equipment. As discussed later, we expect internal growth to continue to increase sequentially in 2006 and again in 2007.



Intermodal Services. Our first full year as a provider of intermodal services in the Pacific Northwest can easily be described as a home run. Annualized revenue grew more than 25% to approximately $40 million in 2005. More importantly, our strategic rationale for entering the business proved correct as we were awarded our first long-term rail hauled disposal contract by the City of Port Angeles, Washington. This contract, estimated to generate over $100 million of revenue during its 20-year term, better positions us to leverage our existing landfill network and to pursue the more than 2.5 million tons of solid waste currently transported via rail from parts of western Washington to competitor-owned landfills in the eastern parts of Washington and Oregon.

Acquisition Team. Acquisitions remain an important component of our growth strategy, albeit an increasingly smaller percentage of revenues given our larger size. We closed acquisitions of companies with approximately $55 million of annualized revenue in 2005 primarily in exclusive markets within Washington, Idaho and Montana. This was capped with the acquisition of the largest independent company in Idaho and Wyoming, Mountain Jack Environmental Services.



Financial Resources. We maintain one of the strongest capital structures within the solid waste sector. With more than $1 billion of approved credit capacity, we are well positioned to both fund our growth strategy and return cash to stockholders through our stock repurchase program. In 2005, we returned more than $110 million of cash to shareholders in addition to funding a high level of reinvestment in our business and additional acquisitions.

National Sales and Customer Retention. We created a new executive position to oversee sales and marketing across the company. This function, a natural evolution given our growing size, was created for four reasons: (1) to ensure that new business pricing at the local level is sufficient to achieve targeted financial returns; (2) to accelerate internal growth; (3) to increase both customer and price increase retention in competitive markets; and (4) to help us attract superior sales personnel by offering a professional sales development path and recognition programs. We have also engaged a national firm to monitor, evaluate and improve the skills of our customer service representatives.

Personnel Development. We completed the construction of a corporate training facility in 2005 and commenced our District Management Training Program. This program brings together groups of 25 field personnel several times a year into a classroom environment to improve our field level managers' capabilities in areas such as customer service, operations, human resources, financial statements, accounting and information systems. We have invested a significant effort and dollars in this program to improve our operating performance and develop the future leaders of the company.



Finally in October 2005, more than 200 managers from field and corporate were challenged at our annual management meeting to review their preparedness as we approach and cross $1 billion in annual revenue. In addition, noted author and management guru, Ken Blanchard, led a discussion around Servant Leadership, which subsequently resulted in our adoption of the statement of corporate purpose, operating values, and vision for the future included in this annual report. The importance of this Statement of Values is demonstrated by our tying a portion of the 2006 bonus program to each individual manager's embodiment of these principles.

LOOKING AHEAD TO OUR TENTH ANNIVERSARY

We believe we are already well positioned to improve our underlying financial performance in both 2006 and 2007. The overall pricing environment is improving for both us and our sector. Volume growth has remained strong with the economy, and should accelerate for us in 2007 with the full year contribution of the Port Angeles rail haul disposal contract and the commencement of a new franchise collection contract we were recently awarded in Northern California. Higher organic growth should be supplemented with additional acquisitions given increased dialogue we are having with both private companies considering a sale and public companies looking to divest certain operations. Finally, benefits from our significant investment in three new landfills should begin to be reflected in our income statement as those operations ramp up.


WCN
LISTED
NYSE

A New York Stock Exchange listed company


Institutional Investor

A Leading Performer for Investor Relations in the Environmental Services Sector


Forbes
200
Best Small
Companies

A Top 200 Best Small Company by Forbes for 2005

From a reported profitability perspective, many of these improvements will be masked in 2006 due to rising fuel costs resulting from the expiration at the end of 2005 of a fixed price supply contract that saved us an estimated $14 million in fuel expense in the year versus market rates. Normalizing for fuel costs and an accounting change this year for equity compensation costs, we expect *solid mid-teens percentage growth in earnings per share in 2006* compared to 2005. Once we pass the anniversary dates of these items in 2007, reported results will become more comparable, and we should again demonstrate solid double digit earnings growth barring any unforeseen significant changes in the economy or petroleum markets.

We remain committed to returning cash to our shareholders. Our strong operating results and free cash flow generation should position us to again repurchase about 6% of outstanding shares in 2006, or $100 million. This commitment to return cash to shareholders reflects our belief in the continued financial strength and predictability of our business—your investment.

CONCLUSION

Many of the pieces are in place to continue the growth and financial performance of our company. For that, we must recognize the tireless efforts of our employees and their relationships with the communities they serve.

We have been rewarded for our past success and are fortunate that you as investors have been a part of this. Many opportunities remain ahead of us as we approach our tenth anniversary in 2007.



...not the final piece of the puzzle.

Ronald J. Mittelstaedt
CHAIRMAN AND
CHIEF EXECUTIVE OFFICER

Steven F. Bouck
PRESIDENT

Worthing F. Jackman
EXECUTIVE VICE PRESIDENT AND
CHIEF FINANCIAL OFFICER

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549


RECEIVED
APR 13 2006
WASH. D.C.

FORM 10-K

(Mark One)

[X] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2005

OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from __________ to __________

Commission File No. 1-31507



WASTE CONNECTIONS, INC.
(Exact name of registrant as specified in its charter)

Delaware (State or other jurisdiction of incorporation or organization)	94-3283464 (I.R.S. Employer Identification No.)
35 Iron Point Circle, Suite 200 Folsom, California (Address of principal executive offices)	95630 (Zip Code)

(916) 608-8200
(Registrant's telephone number, including area code)

Securities registered pursuant to Section 12(b) of the Act: None

Securities registered pursuant to Section 12(g) of the Act:
Common Stock, par value $.01 per share
(Title of Class)

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.
Yes [X] No [ ]

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act.
Yes [ ] No [X]

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.
Yes [X] No [ ]

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. [ ]

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of "accelerated filer and large accelerated filer" in Rule 12b-2 of the Exchange Act. (Check one):
[X] Large accelerated filer [ ] Accelerated filer [ ] Non-accelerated filer

Indicate by check mark whether the registrant is a shell company (as defined in Exchange Act Rule 12b-2 of the Exchange Act).
Yes [ ] No [X]

As of June 30, 2005, the aggregate market value of voting and non-voting common stock held by non-affiliates of the registrant, based on the closing sales price for the registrant's common stock, as reported on the New York Stock Exchange, was $1,720,569,438

Number of shares of common stock outstanding as of January 31, 2006: 45,987,131

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the registrant's definitive Proxy Statement for the 2006 Annual Meeting of Stockholders are incorporated by reference into Part III hereof.

WASTE CONNECTIONS, INC.
ANNUAL REPORT ON FORM 10-K

TABLE OF CONTENTS

PART I

ITEM 1. BUSINESS

Our Company

Waste Connections, Inc. is an integrated solid waste services company that provides solid waste collection, transfer, disposal and recycling services in mostly secondary markets in the Western and Southern U.S. We serve more than one million residential, commercial and industrial customers from operations in 23 states: Alabama, Arizona, California, Colorado, Idaho, Illinois, Iowa, Kansas, Kentucky, Minnesota, Mississippi, Montana, Nebraska, New Mexico, Ohio, Oklahoma, Oregon, South Dakota, Tennessee, Texas, Utah, Washington and Wyoming. As of December 31, 2005, we owned or operated a network of 114 solid waste collection operations, 36 transfer stations, 26 recycling operations, and 33 active landfills. In addition, we provided intermodal services for the rail haul movement of cargo containers in the Pacific Northwest through a network of six intermodal facilities.

We avoid highly competitive, large urban markets and instead target markets where we can provide non-integrated or integrated solid waste services under exclusive arrangements or where we can operate on an integrated basis while attaining high market share. We are a leading provider of solid waste services in most of our markets, and approximately 50% of our revenues are derived from market areas where we have franchise or exclusive rights to provide our services. We have focused on secondary markets mostly in the Western and Southern U.S. because we believe that in those areas:

- there are more opportunities to enter into exclusive arrangements and create competitive barriers to entry;
- there is less competition from larger solid waste services companies;
- strong economic and population growth rates are projected; and
- there remain a number of independent solid waste services companies suitable for acquisition.

Our senior management team has extensive experience in operating, acquiring, and integrating solid waste services businesses, and we intend to continue to focus our efforts on pursuing acquisition-based growth. We anticipate that a part of our future growth will come from acquiring additional solid waste collection, transfer and disposal businesses and, therefore, we expect that additional acquisitions could continue to affect period-to-period comparisons of our operating results.

Waste Connections, Inc. is a Delaware corporation organized in 1997.

Our Operating Strategy

Our operating strategy seeks to improve financial returns and deliver superior stockholder value within the solid waste industry. The key components of our operating strategy, which are tailored to the competitive and regulatory factors that affect our markets, are as follows:

Provide Vertically Integrated Services. In markets where we believe that owning landfills is a strategic element to a collection operation because of competitive and regulatory factors, we generally focus on providing integrated services, from collection through disposal of solid waste in landfills that we own or operate.

Control the Waste Stream. In markets where waste collection services are provided under exclusive arrangements, or where waste disposal is municipally funded or available at multiple municipal sources, we believe that controlling the waste stream by providing collection services is often more important to our profitability and growth than owning or operating landfills. In addition, contracts in some Western U.S. markets dictate the disposal facility to be used. The large size of many Western states increases the cost of interstate and long haul disposal, heightening the effects of regulations that direct waste disposal, which may make it more difficult for a landfill to obtain the disposal volume necessary to operate profitably. In markets with these characteristics, we believe that landfill ownership or vertical integration, is not as critical to our success.

Manage on a Decentralized Basis. We manage our operations on a decentralized basis. This places decision-making authority close to the customer, enabling us to identify and address customers' needs quickly in a cost-effective manner. We believe that decentralization provides a low-overhead, highly efficient operational structure that allows us to expand into geographically contiguous markets and operate in relatively small communities that larger competitors may not find attractive. We believe that this structure gives us a strategic competitive advantage, given the relatively rural nature of much of the Western and Southern U.S., and makes us an attractive buyer to many potential acquisition candidates.

We currently deliver our services from approximately 138 operating locations grouped into four regions. We manage and evaluate our business in this manner on the basis of the regions' geographic characteristics, interstate waste flow, revenue base, employee base, regulatory structure and acquisition opportunities. Each region has a regional vice president and a regional controller, reporting directly to our corporate management. These regional officers are responsible for operations and accounting in their regions and supervise their regional staff.

Each operating location has a district manager who has autonomous service and decision-making authority for his or her operations and is responsible for maintaining service quality, promoting safety, implementing marketing programs and overseeing day-to-day operations, including contract administration. District managers also help identify acquisition candidates and are responsible for integrating acquired businesses into our operations and obtaining the permits and other governmental approvals required for us to operate.

Implement Operating Standards. We develop company-wide operating standards, which are tailored for each of our markets based on industry norms and local conditions. We implement cost controls and employee training and safety procedures and establish a sales and marketing plan for each market. By internalizing the waste stream of acquired operations, we can further increase operating efficiencies and improve capital utilization. We use a wide-area information system network, implement financial controls and consolidate certain accounting, personnel and customer service functions. While regional and district management operate with a high degree of autonomy, our senior officers monitor regional and district operations and require adherence to our accounting, purchasing, marketing and internal control policies, particularly with respect to financial matters. Our executive officers regularly review the performance of regional officers, district managers and operations. We believe we can improve the profitability of existing and newly acquired operations by establishing operating standards, closely monitoring performance and streamlining certain administrative functions.

Our Growth Strategy

We tailor the components of our growth strategy to the markets in which we operate and into which we hope to expand.

Acquire Additional Exclusive Arrangements. We derive approximately 50% of our revenues from market areas where we have exclusive arrangements, including franchise agreements, municipal contracts and governmental certificates, under which we are the exclusive service provider in a specified market. These exclusive rights and contractual arrangements create barriers to entry that can be overcome primarily by the acquisition of the company with such exclusive rights or contractual arrangements. We intend to devote significant resources to securing additional franchise agreements and municipal contracts through competitive bidding and additional governmental certificates by acquiring other companies. In bidding for franchises and municipal contracts and evaluating acquisition candidates holding governmental certificates, our management team draws on its experience in the waste industry and knowledge of local service areas in existing and target markets. Our district managers maintain relationships with local governmental officials within their service areas, and sales representatives may be assigned to cover specific municipalities. These personnel focus on maintaining, renewing and renegotiating existing franchise agreements and municipal contracts and securing additional agreements and contracts while maintaining acceptable financial returns. We believe our ability to offer comprehensive rail haul disposal services in the Pacific Northwest improves our competitive position in bidding for such contracts.

Generate Internal Growth. To generate continued internal revenue growth, we focus on increasing market penetration in our current and adjacent markets, soliciting new residential, commercial and industrial customers in markets where such customers have the option to choose a particular waste collection service and marketing upgraded or additional services (such as compaction or automated collection) to existing customers. We also focus on raising prices and instituting surcharges, when appropriate, to offset cost increases. Where possible, we intend to leverage our franchise-based platforms to expand our customer base beyond our exclusive market territories. As customers are added in existing markets, our revenue per routed truck increases, which generally increases our collection efficiencies and profitability. In markets in which we have exclusive contracts, franchises and certificates, we expect internal volume growth generally to track population and business growth.

Expand Through Acquisitions. We intend to expand the scope of our operations by continuing to acquire solid waste companies in new markets and in existing or adjacent markets that are combined with or "tucked in" to our existing operations. We focus our acquisition efforts on markets that we believe provide significant growth opportunities for a well-capitalized market entrant and where we can create economic and operational barriers to entry by new competitors. This focus typically highlights markets in which we can either (1) provide waste collection services under franchises, exclusive contracts or other arrangements or (2) garner a leading market position and provide vertically integrated collection and disposal services. We believe that our experienced management, decentralized operating strategy, financial strength, size and public company status make us an attractive buyer to certain solid waste collection and disposal acquisition candidates. We have developed an acquisition discipline based on a set of financial, market and management criteria to evaluate opportunities. Once an acquisition is closed, we seek to integrate it while minimizing disruption to the ongoing operations of both Waste Connections and the acquired business.

In new markets, we often use an initial acquisition as an operating base and seek to strengthen the acquired operation's presence in that market by providing additional services, adding new customers and making "tuck-in" acquisitions of other solid waste companies in that market or adjacent markets. We next seek to broaden our regional presence by adding additional operations in markets adjacent to the new location. We believe that many suitable "tuck-in" acquisition opportunities exist within our current and targeted market areas that provide us with opportunities to increase our market share and route density.

The U.S. solid waste services industry experienced significant consolidations during the 1990's. We expect the consolidation trend to continue, but at a declining pace. The solid waste services industry remains regional in nature with acquisition opportunities available in selected markets. Some of the remaining independent landfill and collection operators lack the capital resources, management skills and technical expertise necessary to comply with stringent environmental and other governmental regulations and to compete with larger, more efficient, integrated operators. In addition, many of the remaining independent operators may wish to sell their businesses to achieve liquidity in their personal finances or as part of their estate planning. Due to the prevalence of exclusive arrangements and the reduced pace of consolidation, we believe the Western markets contain the largest and most attractive number of acquisition opportunities.

SOLID WASTE SERVICES

Residential, Commercial and Industrial Collection Services

We serve more than one million residential, commercial and industrial customers from operations in 23 states. Our services are generally provided under one of the following arrangements: (1) governmental certificates; (2) exclusive franchise agreements; (3) exclusive municipal contracts; (4) residential subscriptions; (5) residential contracts; or (6) commercial and industrial service agreements.

Governmental certificates, exclusive franchise agreements and exclusive municipal contracts grant us rights to provide services within specified areas at established rates. Governmental certificates, or G Certificates, are unique to the State of Washington. The Washington Utilities and Transportation Commission, or the WUTC, awards G Certificates to solid waste collection service providers in unincorporated areas and electing municipalities. These certificates typically grant the holder the exclusive and perpetual right to provide specific residential, commercial and/or industrial waste services in a defined territory at specified rates subject to divestiture and/or cancellation by the WUTC on specified limited grounds. Franchise agreements typically provide an exclusive period of seven years or longer for a specified territory. These arrangements specify a broad range of services to be provided, establish rates for the services and often give the service provider a right of first refusal to extend the term of the agreement. Municipal contracts typically provide a shorter service period and a more limited scope of services than franchise agreements and generally require competitive bidding at the end of the contract term. We do not expect that the loss of any current contracts in negotiation for renewal or contracts likely to terminate in 2006 will have a material adverse affect on our revenues or cash flows. No individual contract or customer accounted for more than 5% of our total revenues for the year ended December 31, 2005.

We provide residential waste services, other than those we perform under exclusive arrangements, under contracts with homeowners' associations, apartment owners, mobile home park operators or on a subscription basis with individual households. We set base residential fees on a contract basis primarily based on route density, the frequency and level of service, the distance to the disposal or processing facility, weight and type of waste collected, type of equipment and containers furnished, the cost of disposal or processing and prices charged by competitors in that market for similar services. Collection fees are paid either by the municipalities from tax revenues or directly by the residents receiving the services. We provide 30-to 96-gallon carts to residential customers.

We provide commercial and industrial services, other than those we perform under exclusive arrangements, under customer service agreements generally ranging from one to three years in duration. We determine fees under these agreements by such factors as collection frequency, level of service, route density, the type, volume and weight of the waste collected, type of equipment and containers furnished, the distance to the disposal or processing facility, the cost of disposal or processing and prices charged in our collection markets for similar services. Collection of larger volumes of commercial and industrial waste streams generally helps improve our operating efficiencies, and consolidation of these volumes allows us to negotiate more favorable disposal prices. We provide one-to ten-cubic yard containers to commercial customers and ten-to 50-cubic yard containers to industrial customers. For an additional fee, we install on the premises of large volume customers stationary compactors that compact waste prior to collection.

Landfill Disposal Services

We own solid waste landfills to achieve vertical integration in markets where the economic and regulatory environments make landfill ownership attractive. Where our operations are vertically integrated, we eliminate third party disposal costs and generally realize higher margins and stronger operating cash flows. The fees charged at disposal facilities, which are known as "tipping fees," are based on market factors and take into account the type and weight or volume of solid waste deposited and the type and size of the vehicles used to transport waste.

Our landfill facilities consisted of the following at December 31, 2005:

Owned and operated landfills	22
Operated landfills under limited-term operating agreements	6
Operated landfills under life-of-site operating agreements	5
	33

Subsequent to December 31, 2005, operations commenced on a new municipal solid waste landfill in Kansas and a construction and demolition landfill in Colorado. We also own one construction and demolition landfill site in Kentucky that is permitted for operation, but has not been constructed. We own landfills in California, Colorado, Illinois, Kansas, Kentucky, Minnesota, Mississippi, Nebraska, New Mexico, Oklahoma, Oregon, Tennessee and Washington. In addition, we operate, but do not own, landfills in California, Mississippi, Nebraska and New Mexico. With the exception of three landfills located in Tennessee, Mississippi and Colorado that only accept construction and demolition waste and one construction and demolition landfill in Kentucky permitted for operation, but not constructed, all landfills that we own or operate are municipal solid waste landfills.

Under landfill operating agreements, the owner of the property, generally a municipality, usually owns the permit and we operate the landfill for a contracted term, which may be the life of the landfill. Where the contracted term is not the life of the landfill, the property owner is generally responsible for final capping, closure and post-closure obligations. We are responsible for all final capping, closure and post-closure obligations at three of our five operated landfills for which we have life-of-site operating agreements. Our operating contracts for which the contracted term is less than the life of the landfill have expiration dates from 2006 to 2016.

Based on remaining permitted capacity as of December 31, 2005, and projected annual disposal volumes, the average remaining landfill life for our owned and operated landfills and landfills operated, but not owned, under life-of-site operating agreements, is estimated to be approximately 52 years. Many of our existing landfills have the potential for expanded disposal capacity beyond the amount currently permitted. We monitor the available permitted in-place disposal capacity of our landfills on an ongoing basis and evaluate whether to seek capacity expansion. In making this evaluation, we consider various factors, including the following:

- whether the land where the expansion is being sought is contiguous to the current disposal site, and whether we either own it or the property is under an option, purchase, operating or other similar agreement;
- whether total development costs, final capping costs, and closure/post-closure costs have been determined;
- whether internal personnel have performed a financial analysis of the proposed expansion site and have determined that it has a positive financial and operational impact;
- whether internal or external personnel are actively working to obtain the necessary approvals to obtain the landfill expansion permit;
- whether we consider it probable that we will achieve the expansion (for a pursued expansion to be considered probable, there must be no significant known technical, legal, community, business, or political restrictions or similar issues existing that could impair the success of the expansion); and
- whether the land where the expansion is being sought has the proper zoning or proper zoning can readily be obtained.

We also regularly consider whether it is advisable, in light of changing market conditions and/or regulatory requirements, to seek to expand or change the permitted waste streams or to seek other permit modifications. We are currently seeking to expand permitted capacity at eight of our landfills for which we consider expansions to be probable. Although we cannot be certain that all future expansions will be permitted as designed, the average remaining landfill life for our owned and operated landfills and landfills operated, but not owned, under life-of-site operating agreements is estimated to be approximately 61 years when considering remaining permitted capacity, probable expansion capacity and projected annual disposal volume.

The following table reflects estimated landfill capacity and airspace changes, as measured in tons, for owned and operated landfills and landfills operated, but not owned, under life-of-site operating agreements (in thousands):

	2004			2005		
	Permitted	Probable Expansion	Total	Permitted	Probable Expansion	Total
Balance, beginning of year	288,792	83,298	372,090	309,616	69,940	379,556
Acquisitions and new life-of-site operating agreements	16,215	--	16,215	2,370	--	2,370
Operations sold	(3,055)	(8,325)	(11,380)	--	--	--
Permits granted	2,580	(2,580)	--	40,626	(4,725)	35,901
Airspace consumed	(6,595)	--	(6,595)	(6,777)	--	(6,777)
Changes in engineering estimates	11,679	(2,453)	9,226	14,600	1,310	15,910
Balance, end of year	309,616	69,940	379,556	360,435	66,525	426,960

The estimated remaining operating lives for our owned and operated landfills and landfills operated, but not owned, under life-of-site operating agreements, based on remaining permitted and probable expansion capacity and projected annual disposal volume, in years, as of December 31, 2004, are shown in the table below. The estimated remaining operating lives include assumptions that the operating permits are renewed.

	0 to 10	11 to 20	21 to 40	41 to 50	51 +	Total
Owned and operated landfills	2	3	8	1	8	22
Operated landfills under life-of-site operating agreements	--	--	2	1	1	4
	2	3	10	2	9	26

The estimated remaining operating lives for our owned and operated landfills and landfills operated, but not owned, under life-of-site operating agreements, based on remaining permitted and probable expansion capacity and projected annual disposal volume, in years, as of December 31, 2005, are shown in the table below. The estimated remaining operating lives include assumptions that the operating permits are renewed.

	0 to 10	11 to 20	21 to 40	41 to 50	51 +	Total
Owned and operated landfills	1	5	7	1	8	22
Operated landfills under life-of-site operating agreements	--	1	2	1	1	5
	1	6	9	2	9	27

The disposal tonnage that we received in 2004 at all of our landfills is shown below (tons in thousands):

	Three months ended								Twelve months ended
	March 31, 2004		June 30, 2004		September 30, 2004		December 31, 2004		December 31, 2004
	Number of Sites	Total Tons	Number of Sites	Total Tons	Number of Sites	Total Tons	Number of Sites	Total Tons	Total Tons
Owned landfills or landfills operated under life-of-site contracts	26	1,494	26	1,675	26	1,746	26	1,680	6,595
Landfills classified as discontinued operations	1	44	1	46	1	49	1	48	187
Operated landfills	8	184	8	220	7	217	6	192	813
	35	1,722	35	1,941	34	2,012	33	1,920	7,595

The disposal tonnage that we received in 2005 at all of our landfills is shown below (tons in thousands):

	Three months ended								Twelve months ended
	March 31, 2005		June 30, 2005		September 30, 2005		December 31, 2005		December 31, 2005
	Number of Sites	Total Tons	Number of Sites	Total Tons	Number of Sites	Total Tons	Number of Sites	Total Tons	Total Tons
Owned landfills or landfills operated under life-of-site contracts	27	1,457	27	1,752	27	1,806	27	1,762	6,777
Landfills classified as discontinued operations	1	47	1	7	--	--	--	--	54
Operated landfills	6	199	6	220	6	210	6	231	860
	34	1,703	34	1,979	33	2,016	33	1,993	7,691

Transfer Station Services

We have an active program to acquire, develop, own and operate transfer stations in markets proximate to our collection operations. Transfer stations receive, compact, and load solid waste to be transported to landfills via truck, rail or barge. Transfer stations extend our direct-haul reach and link collection operations with disposal facilities that we own, operate or have under contract in other localities. We owned or operated 36 transfer stations at December 31, 2005. Currently, we own transfer stations in California, Colorado, Kansas, Montana, Nebraska, Oklahoma, Oregon, Tennessee and Washington. In addition, we operate, but do not own, transfer stations in Idaho, Kentucky, Nebraska, Tennessee, Washington and Wyoming. We believe that transfer stations benefit us by:

- concentrating the waste stream from a wider area, which increases the volume of disposal at our landfill facilities and gives us greater leverage in negotiating more favorable disposal rates at other landfills;
- improving utilization of collection personnel and equipment; and
- building relationships with municipalities and private operators that deliver waste, which can lead to additional growth opportunities.

Recycling Services

We offer residential, commercial, industrial and municipal customers recycling services for a variety of recyclable materials, including cardboard, office paper, plastic containers, glass bottles and ferrous and aluminum metals. We own or operate 26 recycling processing operations and sell other collected recyclable materials to third parties for processing before resale. Certain of our municipal recycling contracts in Washington specify certain benchmark resale prices for recycled commodities. To the extent the prices we actually receive for the processed recycled commodities collected under those contracts exceed the prices specified in the contracts, we share the excess with the municipality, after recovering any previous shortfalls resulting from actual market prices falling below the prices specified in the contracts. To reduce our exposure to commodity price volatility and risk with respect to recycled materials, we have adopted a pricing strategy of charging collection and processing fees for recycling volume collected from third parties. We believe that recycling will continue to be an important component of local and state solid waste management plans due to the public's increasing environmental awareness and expanding regulations that mandate or encourage recycling.

INTERMODAL SERVICES

Intermodal logistics is the movement of containers using two or more modes of transportation, usually including a rail or truck segment. In November 2004, we entered the intermodal services business in the Pacific Northwest through the acquisition of Northwest Container Services, Inc., which provides repositioning, storage, maintenance and repair of cargo containers for international shipping companies. We provide these services for containerized cargo primarily to international shipping companies importing and exporting goods through the Pacific Northwest. As of December 31, 2005, we owned six intermodal operations in Washington and Oregon. Our fleet of doublestack railcars provides dedicated direct-line haul services among terminals in Portland, Tacoma and Seattle. We have contracts with the Burlington Northern Santa Fe and Union Pacific railroads for the movement of containers among our six intermodal operations. We also provide our customers container and chassis sales and leasing services.

Our intermodal business has experienced growth as a result of both increased flow of cargo between the U.S. and Asia and the increased use by international shipping companies of less congested ports in the Pacific Northwest for point of entry rather than ports in Southern California. We intend to further expand this business through cross-selling efforts with our solid waste services operations. We believe that a significant amount of solid waste is transported currently by rail from primarily the Seattle-Tacoma area to remote landfills in Eastern Washington and Eastern Oregon. We believe our ability to market both intermodal and disposal services will enable us to more effectively compete for these volumes.

SALES AND MARKETING

We employ sales and marketing personnel as necessary to extend or renew existing contracts, solicit new contracts or customers in markets where we are not the exclusive provider of solid waste or intermodal services, expand our presence into areas adjacent to or contiguous with our existing markets, and market additional services to existing customers. In many of our existing markets, we provide waste collection, transfer and disposal services to municipalities and governmental authorities under exclusive arrangements, and, therefore, do not contract directly with individual customers. In addition, because we have grown primarily through acquisitions, we have generally assumed existing franchise agreements, municipal contracts and G Certificates from the acquired companies, rather than obtaining new contracts via marketing efforts or bid processes.

COMPETITION

The solid waste services industry is highly competitive and requires substantial labor and capital resources. In addition to us, the industry includes: three national, publicly-held solid waste companies – Allied Waste Industries, Inc., Republic Services, Inc., and Waste Management, Inc.; several regional, publicly-held and privately-owned companies; and several thousand small, local, privately-owned companies. Certain of the markets in which we compete or will likely compete are served by one or more large, national solid waste companies, as well as by numerous regional and local solid waste companies of varying sizes and resources, some of which have accumulated substantial goodwill in their markets. We also compete with operators of alternative disposal facilities, including incinerators, and with counties, municipalities and solid waste districts that maintain their own waste collection and disposal operations. Public sector operators may have financial advantages over us because of their access to user fees and similar charges, tax revenues and tax-exempt financing.

We compete for collection, transfer and disposal volume based primarily on the price and, to a lesser extent, quality of our services. From time to time, competitors may reduce the price of their services in an effort to expand their market shares or service areas or to win competitively bid municipal contracts. These practices may cause us to reduce the price of our services or, if we elect not to do so, to lose business. We provide a majority of our residential, commercial and industrial collection services under exclusive franchise and municipal contracts and G Certificates, some of which are subject to periodic competitive bidding. We provide a substantial portion of our other services under subscription agreements with individual households and one to three year service contracts with commercial and industrial customers.

The U.S. solid waste services industry has undergone significant consolidation, and we encounter competition in our efforts to acquire collection operations, transfer stations and landfills. Intense competition exists not only for collection, transfer and disposal volume, but also for remaining acquisition candidates. We generally compete for acquisition candidates with publicly owned regional and national waste management companies. Accordingly, it may become uneconomical for us to make further acquisitions or we may be unable to locate or acquire suitable acquisition candidates at price levels and on terms and conditions that we consider appropriate, particularly in markets we do not already serve. Competition in the disposal industry is also affected by the increasing national emphasis on recycling and other waste reduction programs, which may reduce the volume of waste deposited in landfills.

The intermodal services industry is also highly competitive. We compete against other intermodal rail services companies, trucking companies and railroads, many of which have greater financial and other resources than we do. Competition is based primarily on price, reliability and quality of service.

REGULATION

Introduction

Our operations, including landfills, waste transportation, transfer stations, vehicle maintenance shops and fueling facilities, are all subject to extensive and evolving federal, state and local environmental laws and regulations, the enforcement of which has become increasingly stringent. The environmental regulations that affect us are administered by the EPA and other federal, state and local environmental, zoning, health and safety agencies. The WUTC regulates the portion of our collection business in Washington performed under G Certificates. We currently comply in all material respects with applicable federal, state and local environmental laws, permits, orders and regulations. In addition, we attempt to anticipate future regulatory requirements and to plan in advance as necessary to comply with them. We do not presently anticipate incurring any material costs to bring our operations into environmental compliance with existing or expected future regulatory requirements, although there can be no assurance in this regard.

The principal federal, state and local statutes and regulations that apply to our operations are described below. Certain of the federal statutes described below contain provisions that authorize, under certain circumstances, lawsuits by private citizens to enforce the provisions of the statutes. In addition to penalties, some of those statutes authorize an award of attorneys' fees to parties that successfully bring such an action. Enforcement actions under these statutes may include both civil and criminal penalties, as well as injunctive relief in some instances.

The Resource Conservation and Recovery Act of 1976, or the RCRA

RCRA regulates the generation, treatment, storage, handling, transportation and disposal of solid waste and requires states to develop programs to ensure the safe disposal of solid waste. RCRA divides solid waste into two groups, hazardous and nonhazardous. Wastes are generally classified as hazardous if they either (1) are specifically included on a list of hazardous wastes or (2) exhibit certain characteristics defined as hazardous. Household wastes are specifically designated as nonhazardous. Wastes classified as hazardous under RCRA are subject to much stricter regulation than wastes classified as nonhazardous, and businesses that deal with hazardous waste are subject to regulatory obligations in addition to those imposed on handlers of nonhazardous waste. From the date of inception through December 31, 2005, we did not, to our knowledge, transport hazardous wastes under circumstances that would subject us to hazardous waste regulations under RCRA. Some of our ancillary operations (e.g., vehicle maintenance operations) may generate hazardous wastes. We manage these wastes in substantial compliance with applicable laws.

In October 1991, the Environmental Protection Agency adopted the Subtitle D Regulations governing solid waste landfills. The Subtitle D Regulations, which generally became effective in October 1993, include location restrictions, facility design standards, operating criteria, closure and post-closure requirements, financial assurance requirements, groundwater monitoring requirements, groundwater remediation standards and corrective action requirements. In addition, the Subtitle D Regulations require that new landfill sites meet more stringent liner design criteria (typically, composite soil and synthetic liners or two or more synthetic liners) intended to keep leachate out of groundwater and have extensive collection systems to carry away leachate for treatment prior to disposal. Groundwater monitoring wells must also be installed at virtually all landfills to monitor groundwater quality and, indirectly, the effectiveness of the leachate collection system. The Subtitle D Regulations also require, where certain regulatory thresholds are exceeded, that facility owners or operators control emissions of methane gas generated at landfills in a manner intended to protect human health and the environment. Each state is required to revise its landfill regulations to meet these requirements or such requirements will be automatically imposed by the EPA on landfill owners and operators in that state. Each state is also required to adopt and implement a permit program or other appropriate system to ensure that landfills in the state comply with the Subtitle D Regulations. Various states in which we operate or in which we may operate in the future have adopted regulations or programs as stringent as, or more stringent than, the Subtitle D Regulations.

RCRA also regulates underground storage of petroleum and other regulated materials. RCRA requires registration, compliance with technical standards for tanks, release detection and reporting, and corrective action, among other things. Certain of our facilities and operations are subject to these requirements.

The Federal Water Pollution Control Act of 1972, or the Clean Water Act

The Clean Water Act regulates the discharge of pollutants from a variety of sources, including solid waste disposal sites and transfer stations, into waters of the United States. If run-off from our owned or operated transfer stations or run-off or collected leachate from our owned or operated landfills is discharged into streams, rivers or other surface waters, the Clean Water Act would require us to apply for and obtain a discharge permit, conduct sampling and monitoring and, under certain circumstances, reduce the quantity of pollutants in such discharge. Also, virtually all landfills are required to comply with the EPA's storm water regulations issued in November 1990, which are designed to prevent contaminated landfill storm water runoff from flowing into surface waters. We believe that our facilities comply in all material respects with the Clean Water Act requirements. Various states in which we operate or in which we may operate in the future have been delegated authority to implement the Clean Water Act permitting requirements, and some of these states have adopted regulations that are more stringent than the federal requirements. For example, states often require permits for discharges to ground water as well as surface water.

The Comprehensive Environmental Response, Compensation, and Liability Act of 1980, or CERCLA

CERCLA established a regulatory and remedial program intended to provide for the investigation and cleanup of facilities where or from which a release of any hazardous substance into the environment has occurred or is threatened. CERCLA's primary mechanism for remedying such problems is to impose strict joint and several liability for cleanup of facilities on current owners and operators of the site, former owners and operators of the site at the time of the disposal of the hazardous substances, any person who arranges for the transportation, disposal or treatment of the hazardous substances, and the transporters who select the disposal and treatment facilities, regardless of the care exercised by such persons. CERCLA also imposes liability for the cost of evaluating and remedying any damage to natural resources. The costs of CERCLA investigation and cleanup can be very substantial. Liability under CERCLA does not depend on the existence or disposal of "hazardous waste" as defined by RCRA; it can also be based on the existence of even very small amounts of the more than 700 "hazardous substances" listed by the EPA, many of which can be found in household waste. In addition, the definition of "hazardous substances" in CERCLA incorporates substances designated as hazardous or toxic under the federal Clean Water Act, Clear Air Act and Toxic Substances Control Act. If we were found to be a responsible party for a CERCLA cleanup, the enforcing agency could hold us, or any other generator, transporter or the owner or operator of the contaminated facility, responsible for all investigative and remedial costs, even if others were also liable. CERCLA also authorizes the imposition of a lien in favor of the United States on all real property subject to, or affected by, a remedial action for all costs for which a party is liable. Subject to certain procedural restrictions, CERCLA gives a responsible party the right to bring a contribution action against other responsible parties for their allocable shares of investigative and remedial costs. Our ability to obtain reimbursement from others for their allocable shares of such costs would be limited by our ability to find other responsible parties and prove the extent of their responsibility, their financial resources, and other procedural requirements. Various state laws also impose strict joint and several liability for investigation, cleanup and other damages associated with hazardous substance releases.

The Clean Air Act

The Clean Air Act generally, through state implementation of federal requirements, regulates emissions of air pollutants from certain landfills based on factors such as the date of the landfill construction and tons per year of emissions of regulated pollutants. Larger landfills and landfills located in areas where the ambient air does not meet certain requirements of the Clean Air Act may be subject to even more extensive air pollution controls and emission limitations. In addition, the EPA has issued standards regulating the disposal of asbestos-containing materials. Air permits may be required to construct gas collection and flaring systems, and operating permits may be required, depending on the potential air emissions. State air regulatory programs may implement the federal requirements but may impose additional restrictions. For example, some state air programs uniquely regulate odor and the emission of toxic air pollutants.

The Occupational Safety and Health Act of 1970, or the OSH Act

The OSH Act is administered by the Occupational Safety and Health Administration ("OSHA"), and many state agencies whose programs have been approved by OSHA. The OSH Act establishes employer responsibilities for worker health and safety, including the obligation to maintain a workplace free of recognized hazards likely to cause death or serious injury, comply with adopted worker protection standards, maintain certain records, provide workers with required disclosures and implement certain health and safety training programs. Various OSHA standards may apply to our operations, including standards concerning notices of hazards, safety in excavation and demolition work, the handling of asbestos and asbestos-containing materials and worker training and emergency response programs.

Flow Control/Interstate Waste Restrictions

Certain permits and approvals and state and local regulations may limit a landfill's or transfer station's ability to accept waste that originates from specified geographic areas, import out-of-state waste or wastes originating outside the local jurisdictions or otherwise discriminate against non-local waste. These restrictions, generally known as flow control restrictions, are controversial, and some courts have held that some state and local flow control schemes violate constitutional limits on state or local regulation of interstate commerce. From time to time, federal legislation is proposed that would allow some local flow control restrictions. Although no such federal legislation has been enacted to date, if such federal legislation should be enacted in the future, states in which we own or operate landfills could limit or prohibit the importation of out-of-state waste or direct that wastes be handled at specified facilities. Such state actions could adversely affect our landfills. These restrictions could also result in higher disposal costs for our collection operations. If we were unable to pass such higher costs through to our customers, our business, financial condition and operating results could be adversely affected.

Certain state and local jurisdictions may also seek to enforce flow control restrictions through local legislation or contractually. In certain cases, we may elect not to challenge such restrictions. These restrictions could reduce the volume of waste going to landfills in certain areas, which may prevent us from operating our landfills at their full capacity and/or reduce the prices that we can charge for landfill disposal services. These restrictions may also result in higher disposal costs for our collection operations. If we were unable to pass such higher costs through to our customers, our business, financial condition and operating results could be adversely affected.

State and Local Regulations

Each state in which we now operate or may operate in the future has laws and regulations governing the generation, storage, treatment, handling, transportation and disposal of solid waste, occupational safety and health, water and air pollution and, in most cases, the siting, design, operation, maintenance, closure and post-closure maintenance of landfills and transfer stations. State and local permits and approval for these operations may be required and may be subject to periodic renewal, modification or revocation by the issuing agencies. In addition, many states have adopted statutes comparable to, and in some cases more stringent than, CERCLA. These statutes impose requirements for investigation and cleanup of contaminated sites and liability for costs and damages associated with such sites, and some provide for the imposition of liens on property owned by responsible parties.

Many municipalities also have or could enact ordinances, local laws and regulations affecting our operations. These include zoning and health measures that limit solid waste management activities to specified sites or activities, flow control provisions that direct or restrict the delivery of solid wastes to specific facilities, laws that grant the right to establish franchises for collection services and bidding for such franchises, and bans or other restrictions on the movement of solid wastes into a municipality.

Permits or other land use approvals with respect to a landfill, as well as state or local laws and regulations, may specify the quantity of waste that may be accepted at the landfill during a given time period and/or the types of waste that may be accepted at the landfill. Once an operating permit for a landfill is obtained, it generally must be renewed periodically.

There has been an increasing trend at the state and local level to mandate and encourage waste reduction at the source and waste recycling, and to prohibit or restrict the disposal in landfills of certain types of solid wastes, such as yard wastes, leaves, tires, computers and other electronic equipment waste, and painted wood and other construction and demolition debris. The enactment of regulations reducing the volume and types of wastes available for transport to and disposal in landfills could prevent us from operating our facilities at their full capacity.

Some state and local authorities enforce certain federal requirements in addition to state and local laws and regulations. For example, in some states, local or state authorities enforce requirements of RCRA, the OSH Act and parts of the Clean Air Act and the Clean Water Act instead of the EPA or OSHA, and in some states such laws are enforced jointly by state or local and federal authorities.

Public Utility Regulation

In many states, public authorities regulate the rates that landfill operators may charge. The adoption of rate regulation or the reduction of current rates in states in which we own or operate landfills could adversely affect our business, financial condition and operating results.

Solid waste collection services in all unincorporated areas of Washington and in electing municipalities in Washington are provided under G Certificates awarded by the WUTC. The WUTC also sets rates for regulated solid waste collection services in Washington.

RISK MANAGEMENT, INSURANCE AND FINANCIAL SURETY BONDS

Risk Management

We maintain environmental and other risk management programs appropriate for our business. Our environmental risk management program includes evaluating existing facilities and potential acquisitions for environmental law compliance. We do not presently expect environmental compliance costs to increase materially above current levels, but we cannot predict whether future acquisitions will cause such costs to increase. We also maintain a worker safety program that encourages safe practices in the workplace. Operating practices at our operations emphasize minimizing the possibility of environmental contamination and litigation. Our facilities comply in all material respects with applicable federal and state regulations.

Insurance

We are primarily self-insured for automobile liability, property, general liability, workers' compensation, employer's liability claims, and employee group health insurance. Under our current insurance program, we carry per incident deductibles of $2 million for automobile liability claims, $1.5 million for workers' compensation and employer's liability claims, $1 million ($2 million aggregate) for general liability claims and $175,000 for employee group health insurance.

During the 12-month policy term, our automobile liability policy will pay up to $3 million per incident, after we pay the $2 million per incident deductible. Additionally, we have an umbrella policy with a third party insurance company for automobile liability, general liability and employer's liability that will pay, during the policy term, up to $50 million per incident in excess of the $5 million limit for automobile claims and in excess of the $1.5 million limit for employer's liability claims and will pay up to an aggregate of $50 million in excess of the $2 million aggregate limit for general liability claims. Since workers' compensation is a statutory coverage limited only by the various state jurisdictions, the umbrella coverage is not applicable. Also, our umbrella policy does not cover property claims, as the insurance limits for these claims are in accordance with the replacement values of the insured property. From time to time, actions filed against us include claims for punitive damages, which are generally excluded from coverage under all of our liability insurance policies.

We carry environmental protection insurance under a three-year (annual for the state of California) policy, expiring in November 2008, with coverage of $10 million per occurrence and a $20 million aggregate limit, after we pay the $250,000 per incident deductible. This insurance policy covers all owned or operated landfills and transfer stations. Subject to policy terms, insurance coverage is guaranteed for acquired and newly constructed facilities, but each addition to the policy is underwritten on a site-specific basis and the premium is set according to the conditions found at the site. Our policy provides insurance for new pollution conditions that originate after the commencement of our coverage. Pollution conditions existing prior to the commencement of our coverage, if found, could be excluded from coverage.

Financial Surety Bonds

We use financial surety bonds for a variety of corporate guarantees. The financial surety bonds are primarily used for guaranteeing municipal contract performance and providing financial assurances to meet final capping, landfill closure and post-closure obligations as required under certain environmental regulations. In addition to surety bonds, such guarantees and obligations may also be met through alternative financial assurance instruments, including insurance, letters of credit and restricted asset deposits.

In 2003, we paid $5.3 million to acquire a 9.9% interest in a company that, among other activities, issues financial surety bonds to secure final capping, landfill closure and post-closure obligations for companies operating in the solid waste sector, including our own.

EMPLOYEES

At December 31, 2005, we employed 4,104 full-time employees, of which 364, or 9% of our workforce, are employed under collective bargaining agreements, primarily with the Teamsters Union. These employees are subject to labor agreements that are renegotiated periodically. Collective bargaining agreements covering 298 of our employees, or 7% of our workforce, are set to expire during 2006. We do not expect any significant disruption in our overall business in 2006 as a result of labor negotiations, employee strikes or organizational efforts.

EXECUTIVE OFFICERS OF THE REGISTRANT

The following table sets forth certain information concerning our executive officers as of January 31, 2006:

NAME	AGE	POSITIONS
Ronald J. Mittelstaedt (1)	42	Chief Executive Officer and Chairman
Steven F. Bouck	48	President
Darrell W. Chambliss	41	Executive Vice President and Chief Operating Officer
Robert D. Evans	59	Executive Vice President, General Counsel and Secretary
Worthing F. Jackman	41	Executive Vice President and Chief Financial Officer
David M. Hall	48	Senior Vice President – Sales and Marketing
Kenneth O. Rose	57	Senior Vice President – Administration
David G. Eddie	36	Vice President – Corporate Controller
Eric O. Hansen	40	Vice President – Chief Information Officer
Jerri L. Hunt	54	Vice President – Human Resources
James M. Little	44	Vice President – Engineering

(1) Member of the Executive Committee of the Board of Directors.

Ronald J. Mittelstaedt has been Chief Executive Officer and a director of Waste Connections since the company was formed, and was elected Chairman in January 1998. Mr. Mittelstaedt also served as President from Waste Connections' formation through August 2004. Mr. Mittelstaedt has more than 17 years of experience in the solid waste industry. He holds a B.S. degree in Finance from the University of California at Santa Barbara.

Steven F. Bouck has been President of Waste Connections since September 1, 2004. From February 1998 to that date, he served as Executive Vice President and Chief Financial Officer. Mr. Bouck held various positions with First Analysis Corporation from 1986 to 1998 focusing on financial services to the environmental industry. Mr. Bouck holds B.S. and M.S. degrees in Mechanical Engineering from Rensselaer Polytechnic Institute and an M.B.A. in Finance from the Wharton School. He has been a Chartered Financial Analyst since 1990.

Darrell W. Chambliss has been Executive Vice President and Chief Operating Officer of Waste Connections since October 2003. From October 1, 1997 to that date, he served as Executive Vice President – Operations. Mr. Chambliss has more than 16 years of experience in the solid waste industry. Mr. Chambliss holds a B.S. degree in Business Administration from the University of Arkansas.

Robert D. Evans has been Executive Vice President, General Counsel and Secretary of Waste Connections since June 2002. From 1978 to that date, Mr. Evans was a partner in the San Francisco law firm of Shartsis Friese LLP. Prior to joining us, Mr. Evans had been Waste Connections' primary outside counsel since our formation. Mr. Evans holds a B.A. degree in Economics and a J.D. degree from the University of California at Berkeley.

Worthing F. Jackman has been Executive Vice President – Chief Financial Officer of Waste Connections since September 1, 2004. Mr. Jackman served as Vice President – Finance and Investor Relations from April 2003 to August 2004. Mr. Jackman held various investment banking positions with Alex. Brown & Sons, now Deutsche Bank Securities, Inc., from 1991 through 2003, including most recently as a Managing Director within the Global Industrial & Environmental Services Group. In that capacity, he provided capital markets and strategic advisory services to companies in a variety of sectors, including solid waste services. Mr. Jackman serves as a director for Quanta Services, Inc. He holds a B.S. degree in Finance from Syracuse University and an M.B.A. from the Harvard Business School.

David M. Hall has been Senior Vice President – Sales and Marketing of Waste Connections since October 2005. From August 1998 to September 2005, Mr. Hall served as Vice President – Business Development. Mr. Hall has more than 18 years of experience in the solid waste industry with extensive operating and marketing experience in the Western U.S. Mr. Hall received a B.S. degree in Management and Marketing from Missouri State University.

Kenneth O. Rose has been Senior Vice President – Administration of Waste Connections since May 2002. He served as a consultant to Waste Connections in March and April 2002. From May 2000 to March 2002, he provided consulting services to WorldOil.Com, Inc. and Gulf Publishing Company. As Vice President – Administration for Coach USA, Inc., from October 1996 to April 2000, Mr. Rose was responsible for all corporate administrative activities in the United States, Canada and Mexico. Mr. Rose has 11 years experience in the solid waste industry. Prior to joining the waste industry, Mr. Rose held various administrative positions in the oil and offshore drilling industries from 1971 to 1989 with Standard Oil Company-Indiana, Gulf Oil Corporation and Chevron Corporation. Mr. Rose holds a B.S. degree in Accounting from the University of Wyoming.

David G. Eddie has been Vice President – Corporate Controller of Waste Connections since March 2004. From April 2003 to February 2004, Mr. Eddie served as Vice President – Public Reporting and Compliance. From May 2001 to March 2003, Mr. Eddie served as Director of Finance. Mr. Eddie served as Corporate Controller for International Fibercom, Inc. from April 2000 to May 2001. From September 1999 to April 2000, Mr. Eddie served as Waste Connections' Manager of Financial Reporting. From September 1994 to September 1999, Mr. Eddie held various positions, including Audit Manager, for PricewaterhouseCoopers LLP. Mr. Eddie is a Certified Public Accountant and holds a B.S. degree in Accounting from California State University, Sacramento.

Eric O. Hansen has been Vice President – Chief Information Officer of Waste Connections since July 2004. From January 2001 to July 2004, Mr. Hansen served as Vice President – Information Technology. From April 1998 to December 2000, Mr. Hansen served as Director of Management Information Systems. Mr. Hansen holds a B.S degree from Portland State University.

Jerri L. Hunt has been Vice President – Human Resources of Waste Connections since May 2002. Ms. Hunt served as Vice President – Human Resources and Risk Management from December 1999 to April 2002. From 1994 to 1999, Ms. Hunt held various positions with First Union National Bank (including the Money Store, which was acquired by First Union National Bank), most recently Vice President of Human Resources. From 1989 to 1994, Ms. Hunt served as Manager of Human Resources and Risk Management for BFI. Ms. Hunt also served as a Human Resources Supervisor for United Parcel Service from 1976 to 1989. She holds a B.S. degree from California State University, Sacramento and a Master's degree in Human Resources from Golden Gate University.

James M. Little has been Vice President – Engineering of Waste Connections since September 1999. Mr. Little held various management positions with Waste Management, Inc. (formerly USA Waste Services, Inc., which was acquired by Waste Management, Inc. and Chambers Development Co. Inc., which was acquired by USA Waste Services, Inc.) from April 1990 to September 1999, including Regional Environmental Manager and Regional Landfill Manager, and most recently Division Manager in Ohio, where he was responsible for the operations of ten operating companies in the Northern Ohio area. Mr. Little is a certified professional geologist and holds a B.S. degree in Geology from Slippery Rock University.

AVAILABLE INFORMATION

Our internet website address is http://www.wasteconnections.com. The information on our website is not incorporated by reference in this annual report on Form 10-K. We make our reports on Forms 10-K, 10-Q and 8-K available on our website free of charge after we file them with the Securities and Exchange Commission.

ITEM 1A. RISK FACTORS

Certain statements contained in this Annual Report on Form 10-K are forward-looking in nature. These statements can be identified by the use of forward-looking terminology such as "believes," "expects," "may," "will," "should," "anticipates," or the negative thereof or comparable terminology, or by discussions of strategy. Our business and operations are subject to a variety of risks and uncertainties and, consequently, actual results may differ materially from those projected by any forward-looking statements. Factors that could cause actual results to differ from those projected include, but are not limited to, those listed below and elsewhere in this report. There may be additional risks of which we are not presently aware or that we currently believe are immaterial which could have an adverse impact on our business. We make no commitment to revise or update any forward-looking statements in order to reflect events or circumstances that may change.

Risks Related to Our Business

We may be unable to compete effectively with larger and better capitalized companies and governmental service providers.

Our industry is highly competitive and requires substantial labor and capital resources. Some of the markets in which we compete or will likely compete are served by one or more large, national companies, as well as by regional and local companies of varying sizes and resources, some of which have accumulated substantial goodwill in their markets. Some of our competitors may also be better capitalized than we are, have greater name recognition than we do or be able to provide or be willing to bid their services at a lower price than we may be willing to offer. Our inability to compete effectively could hinder our growth or negatively impact our operating results.

We also compete with counties, municipalities and solid waste districts that maintain their own waste collection and disposal operations. These operators may have financial advantages over us because of their access to user fees and similar charges, tax revenues and tax-exempt financing.

Increases in the price of fuel may adversely affect our business and reduce our operating margins.

Although fuel and energy costs account for a relatively small portion of our total revenues, the price of fuel is volatile and rose substantially in 2004 and 2005. During that period, we were party to a fixed-price fuel purchase contract that expired on December 31, 2005, pursuant to which we purchased approximately 13 million gallons of diesel fuel per annum, accounting for an estimated 75% of our annual fuel consumption. We estimate that the contract provided a benefit of approximately $14 million in 2005 compared to average market prices. The market price of diesel fuel is unpredictable and can fluctuate significantly. Due to the expiration of our fixed-price fuel purchase contract, we expect a significant increase in our fuel cost in 2006, which could adversely affect our business and reduce our operating margins.

Increases in labor and disposal and related transportation costs could impact our financial results.

Our continued success will depend on our ability to attract and retain qualified personnel. We compete with other businesses in our markets for qualified employees. From time to time, the labor supply is tight in some of our markets. A shortage of qualified employees would require us to enhance our wage and benefits packages to compete more effectively for employees, to hire more expensive temporary employees or to contract for services with more expensive third party vendors. Labor is one of our highest costs and relatively small increases in labor costs per employee could materially affect our cost structure. If we fail to attract and retain qualified employees, control our labor costs, or recover any increased labor costs through increased prices we charge for our services or otherwise offset such increases with cost savings in other areas, our operating margins could suffer. Disposal and related transportation costs are our second highest cost category. If we incur increased disposal and related transportation costs to dispose of solid waste, and if, in either case, we are unable to pass these costs on to our customers, our operating results would suffer.

Efforts by labor unions could divert management attention and adversely affect operating results.

From time to time, labor unions attempt to organize our employees. Some groups of our employees are represented by unions, and we have negotiated collective bargaining agreements with all of these groups. Additional groups of employees may seek union representation in the future, and negotiating collective bargaining agreements with these groups could divert management attention and adversely affect operating results. If we are unable to negotiate acceptable collective bargaining agreements, we might have to wait through "cooling off" periods, which are often followed by union-initiated work stoppages, including strikes. Additionally, any significant work stoppage or slowdown at ports or by railroad workers could reduce or interrupt the flow of cargo containers through our intermodal facilities. Depending on the type and duration of any labor disruptions, our operating expenses could increase significantly, which could adversely affect our financial condition, results of operations and cash flows.

Increases in insurance costs and the amount that we self-insure for various risks could reduce our operating margins and reported earnings.

We maintain insurance policies for automobile, general, employer's, environmental and directors and officers' liability as well as for employee group health insurance, property insurance, and workers' compensation. In response to market conditions in the insurance industry, we became effectively self-insured for automobile liability, property, general liability, workers' compensation, employer's liability, and employee group health insurance by carrying high dollar per incident deductibles. We carry umbrella policies for certain types of claims to provide excess coverage over the underlying policies and per incident deductibles. The increased amounts that we self-insure could cause significant volatility in our operating margins and reported earnings based on the occurrence and claim costs of incidents, accidents and injuries. Our insurance accruals are based on claims filed and estimates of claims incurred but not reported and are developed by our management with assistance from our third-party actuary and our third-party claims administrator. To the extent these estimates are inaccurate, we may recognize substantial additional expenses in future periods that would reduce operating margins and reported earnings. From time to time, actions filed against us include claims for punitive damages, which are generally excluded from coverage under all of our liability insurance policies. A punitive damage award could have an adverse effect on our reported earnings in the period in which it occurs. Significant increases in premiums on insurance that we retain also could reduce our margins.

We may lose contracts through competitive bidding, early termination or governmental action.

We derive approximately 50% of our revenues from market areas where we have exclusive arrangements, including franchise agreements, municipal contracts and G Certificates. Many of these arrangements are for a specified term and will be subject to competitive bidding in the future. For example, we have approximately 200 contracts, representing approximately 5% of our annual revenues that are set for expiration or automatic renewal in the next 12 months. Although we intend to bid on additional municipal contracts and franchise agreements, we may not be the successful bidder. In addition, some of our customers may terminate their contracts with us before the end of the contract term.

Government action may also affect our exclusive arrangements. Municipalities may annex unincorporated areas within counties where we provide collection services; as a result, our customers in annexed areas may be required to obtain services from competitors that have been franchised by the annexing municipalities to provide those services. In addition, municipalities in which services are currently provided on a competitive basis may elect to franchise collection services. Unless we are awarded franchises by these municipalities, we will lose customers. Municipalities may also decide to provide services to their residents themselves, on an optional or mandatory basis, causing us to lose customers. Municipalities in Washington may by law annex any unincorporated territory, which could remove such territory from an area covered by a G Certificate issued to us by the WUTC. Such occurrences could subject more of our Washington operations to competitive bidding. Moreover, legislative action could amend or repeal the laws governing WUTC regulation, which could harm our competitive position by subjecting more areas to competitive bidding. If we are not able to replace revenues from contracts lost through competitive bidding or early termination or from the renegotiation of existing contracts with other revenues within a reasonable time period, our revenues could decline.

The geographic concentration of our business makes our results vulnerable to economic and seasonal factors affecting the regions in which we operate.

Our business and financial results would be harmed by downturns in the general economy of the regions in which we operate and other factors affecting those regions, such as state regulations affecting the solid waste services industry and severe weather conditions. Based on historic trends experienced by the businesses we have acquired, we expect our operating results to vary seasonally, with revenues typically lowest in the first quarter, higher in the second and third quarters, and lower in the fourth quarter than in the second and third quarters. We expect the fluctuation in our revenues between our highest and lowest quarters to be in the range of approximately 10% to 12%. This seasonality reflects the lower volume of solid waste generated during the late fall, winter and early spring because of decreased construction and demolition activities during the winter months. In addition, some of our operating costs may be higher in the winter months. Adverse winter weather conditions slow waste collection activities, resulting in higher labor and operational costs. Greater precipitation in the winter increases the weight of collected waste, resulting in higher disposal costs, which are calculated on a per ton basis. Because of these factors, we expect operating income to be generally lower in the winter months, and our stock price may be negatively affected by these variations.

Competition for acquisition candidates, consolidation within the waste industry and economic and market conditions may limit our ability to grow through acquisitions.

Most of our growth since our inception has been through acquisitions. Although we have identified numerous acquisition candidates that we believe are suitable, we may not be able to acquire them at prices or on terms and conditions favorable to us.

Other companies have adopted or may in the future adopt our strategy of acquiring and consolidating regional and local businesses. We expect that increased consolidation in the solid waste services industry will continue to reduce the number of attractive acquisition candidates. Moreover, general economic conditions and the environment for attractive investments may affect the desire of the owners of acquisition candidates to sell their companies. As a result, fewer acquisition opportunities may become available to us, which could cause us to reduce our rate of growth from acquisitions or make acquisitions on less attractive terms than we have in the past, such as at higher purchase prices.

Our growth and future financial performance depend significantly on our ability to integrate acquired businesses into our organization and operations.

A component of our growth strategy involves achieving economies of scale and operating efficiencies by growing through acquisitions. We may not achieve these goals unless we effectively combine the operations of acquired businesses with our existing operations. In addition, we are not always able to control the timing of our acquisitions. Our inability to complete acquisitions in the time frames that we expect may cause our operating results to be less favorable than expected, which could cause our stock price to decline.

Our acquisitions may not be successful, resulting in changes in strategy, operating losses or a loss on sale of the business acquired.

Even if we are able to make acquisitions on advantageous terms and are able to integrate them successfully into our operations and organization, some acquisitions may not fulfill our objectives in a given market due to factors that we cannot control, such as market position or customer base. As a result, operating margins could be less than we originally anticipated when we made those acquisitions. We then may change our strategy with respect to that market or those businesses and decide to sell the operations at a loss, or keep those operations and recognize an impairment of goodwill and/or intangible assets.

Because we depend on railroads for our intermodal operations, our operating results and financial condition are likely to be adversely affected by any reduction or deterioration in rail service.

We depend on two major railroads for the intermodal services we provide – the Burlington Northern Santa Fe and Union Pacific. Consequently, a reduction in, or elimination of, rail service to a particular market is likely to adversely affect our ability to provide intermodal transportation services to some of our customers. In addition, the railroads are relatively free to adjust shipping rates up or down as market conditions permit when existing contracts expire. Rate increases would result in higher intermodal transportation costs, reducing the attractiveness of intermodal transportation compared to solely truck or other transportation modes, which could cause a decrease in demand for our services. Our business could also be adversely affected by harsh weather conditions or other factors that hinder the railroads' ability to provide reliable transportation services.

Our intermodal business could be adversely affected by steamship lines diverting business to ports other than those we service, or by heightened security measures or actual or threatened terrorist attacks.

A substantial portion of our intermodal business involves transportation of shipping containers between the Seattle/Tacoma, Washington, and Portland, Oregon, markets. Decisions by steamship companies to increase container service to the Portland market or decrease container service to the Seattle/Tacoma market could decrease the number of containers that we handle which would adversely affect the results of our intermodal operations. In addition, heightened port security measures, actual or threatened terrorist attacks at U.S. ports or similar events are likely to slow the movement of freight through U.S. ports or on U.S. railroads or highways, and could adversely affect our intermodal business and the results of its operations.

We depend significantly on the services of the members of our senior and district management team, and the departure of any of those persons could cause our operating results to suffer.

Our success depends significantly on the continued individual and collective contributions of our senior and district management team. Key members of our management have entered into employment agreements, but we may not be able to enforce these agreements. The loss of the services of any member of our senior or district management or the inability to hire and retain experienced management personnel could harm our operating results.

Our decentralized decision-making structure could allow local managers to make decisions that adversely affect our operating results.

We manage our operations on a decentralized basis. Local managers have the authority to make many decisions concerning their operations without obtaining prior approval from executive officers, subject to compliance with general company-wide policies. Poor decisions by local managers could result in loss of customers or increases in costs, in either case adversely affecting operating results.

Our financial results are based upon estimates and assumptions that may differ from actual results.

In preparing our consolidated financial statements in accordance with U.S. generally accepted accounting principles, several estimates and assumptions are made that affect the accounting for and recognition of assets, liabilities, revenues and expenses. These estimates and assumptions must be made because certain information that is used in the preparation of our financial statements is dependent on future events, cannot be calculated with a high degree of precision from data available or is not capable of being readily calculated based on generally accepted methodologies. In some cases, these estimates are particularly difficult to determine and we must exercise significant judgment. The estimates and the assumptions having the greatest amount of uncertainty, subjectivity and complexity are related to our accounting for landfills, self-insurance, intangibles, allocation of acquisition purchase price, deferred taxes, asset impairments, litigation, claims and assessments. Actual results for all estimates could differ materially from the estimates and assumptions that we use, which could have a material adverse effect on our financial condition and results of operations.

We may incur additional charges related to capitalized expenditures, which would decrease our earnings.

In accordance with U.S. generally accepted accounting principles, we capitalize some expenditures and advances relating to acquisitions, pending acquisitions and landfill development projects. We expense indirect acquisition costs such as executive salaries, general corporate overhead, public affairs and other corporate services as we incur those costs. We charge against earnings any unamortized capitalized expenditures and advances (net of any amount that we estimate we will recover, through sale or otherwise) that relate to any operation that is permanently shut down or determined to be impaired, any pending acquisition that is not consummated and any landfill development project that we do not expect to complete. Any such charges against earnings could decrease our stock price.

Each business that we acquire or have acquired may have liabilities that we fail or are unable to discover, including environmental liabilities.

As a successor owner, we may be legally responsible for liabilities that arise from businesses that we acquire. Even if we obtain legally enforceable representations, warranties and indemnities from the sellers of such businesses, they may not cover the liabilities fully. Some environmental liabilities, even if we do not expressly assume them, may be imposed on us under various regulatory schemes and legal theories. Our insurance program does not cover liabilities associated with some environmental issues that may exist prior to attachment of coverage. A successful uninsured claim against us could harm our financial condition.

The adoption of new accounting standards or interpretations could adversely impact our financial results.

Our implementation of and compliance with changes in accounting rules and interpretations could adversely affect our operating results or cause unanticipated fluctuations in our results in future periods. The accounting rules and regulations that we must comply with are complex and continually changing. Recent actions and public comments from the Securities and Exchange Commission have focused on the integrity of financial reporting generally. The Financial Accounting Standards Board, or FASB, has recently introduced several new or proposed accounting standards, or is developing new proposed standards, which would represent a significant change from current industry practices. For example in December 2004, the FASB issued Statement No. 123 (revised 2004), "Share-Based Payment," which requires publicly traded companies to expense stock options, among other equity instruments, in the reporting period beginning January 1, 2006. Statement 123(R) requires each such company to recognize the grant-date fair-value of stock options and other equity-based compensation issued to employees in the company's income statement over the vesting period of the award rather than as a disclosure in footnotes to the financial statements. Statement 123(R) will reduce our reported financial results and could decrease our stock price. In addition, many companies' accounting policies are being subject to heightened scrutiny by regulators and the public. While we believe that our financial statements have been prepared in accordance with U.S. generally accepted accounting principles, we cannot predict the impact of future changes to accounting principles or our accounting policies on our financial statements going forward.

Risks Related to Our Industry

Extensive and evolving environmental laws and regulations may restrict our operations and growth and increase our costs.

Existing environmental laws and regulations have become more stringently enforced in recent years because of greater public interest in protecting the environment. In addition, our industry is subject to regular enactment of new or amended federal, state, and local statutes, regulations and ballot initiatives, as well as judicial decisions interpreting these requirements. These requirements impose substantial costs on us and may adversely affect our business. In addition, federal, state and local governments may change the rights they grant to, and the restrictions they impose on, solid waste services companies, and those changes could restrict our operations and growth.

Extensive regulations that govern the design, operation and closure of landfills may restrict our landfill operations or increase our costs of operating landfills.

Regulations that govern landfill operations include the regulations that establish minimum federal requirements adopted by the EPA in October 1991 under Subtitle D of the RCRA. If we fail to comply with these regulations, we could be required to undertake investigatory or remedial activities, curtail operations or close landfills temporarily or permanently. Future changes to these regulations may require us to modify, supplement or replace equipment or facilities at substantial costs. If regulatory agencies fail to enforce these regulations vigorously or consistently, our competitors whose facilities are not forced to comply with the Subtitle D regulations or their state counterparts may obtain an advantage over us. Our financial obligations arising from any failure to comply with these regulations could harm our business and operating results.

Our financial and operating performance may be affected by the inability to renew landfill operating permits, obtain new landfills and expand existing ones.

We currently own and/or operate a number of landfills. Our ability to meet our financial and operating objectives may depend in part on our ability to renew landfill operating permits, acquire, lease and expand landfills and develop new landfill sites. It has become increasingly difficult and expensive to obtain required permits and approvals to build, operate and expand solid waste management facilities, including landfills and transfer stations. Operating permits for landfills in states where we operate must generally be renewed every five to ten years. These operating permits often must be renewed several times during the permitted life of a landfill. The permit and approval process is often time consuming, requires numerous hearings and compliance with zoning, environmental and other requirements, is frequently challenged by citizens, public interest and other groups, and may result in burdensome terms and conditions being imposed on our operations. We may not be able to obtain new landfill sites or expand the permitted capacity of our landfills when necessary. Obtaining new landfill sites is important to our expansion into new, non-exclusive markets. If we do not believe that we can obtain a landfill site in a non-exclusive market, we may choose not to enter that market. Expanding existing landfill sites is important in those markets where the remaining lives of our landfills are relatively short. We may choose to forego acquisitions and internal growth in these markets because increased volumes would further shorten the lives of these landfills. Any of these circumstances could adversely affect our results.

Unusually adverse weather conditions may interfere with our operations, harming our operating results.

Our operations could be adversely affected, beyond the normal seasonal variations described above, by unusually long periods of inclement weather, which could interfere with collection and landfill operations, reduce the volume of waste generated by our customers and delay the development of landfill capacity. Periods of particularly harsh weather may force us to temporarily suspend some of our operations.

We may be subject in the normal course of business to judicial and administrative proceedings that could interrupt our operations, require expensive remediation and create negative publicity.

Governmental agencies may impose fines or penalties on us, attempt to revoke or deny renewal of our operating permits, franchises or licenses for violations or alleged violations of environmental laws or regulations, or require us to remediate potential environmental problems relating to waste that we or our predecessors collected, transported, disposed of or stored. Individuals or citizens groups may also bring actions against us in connection with our operations. Any adverse outcome in such proceedings could harm our operations and financial results and create negative publicity, which could damage our reputation, competitive position and stock price.

Liabilities for environmental damage may adversely affect our business and earnings.

We are liable for any environmental damage that our solid waste facilities cause, including damage to neighboring landowners or residents, particularly as a result of the contamination of soil, groundwater or surface water, and especially drinking water. We may be liable for damage resulting from conditions existing before we acquired these facilities. We may also be liable for any on-site environmental contamination caused by pollutants or hazardous substances whose transportation, treatment or disposal we or our predecessors arranged. If we were to incur liability for environmental damage, environmental cleanups, corrective action or damage not covered by insurance or in excess of the amount of our coverage, our financial condition could be materially and adversely affected.

Fluctuations in prices for recycled commodities that we sell and rebates we offer to customers may cause our revenues and operating results to decline.

We provide recycling services to some of our customers. The sale prices of and demand for recyclable materials, particularly paper products, are frequently volatile and when they decline our revenues and operating results may decline. We offer rebates to certain customers based on the value realized from recycled commodities, which also may impact our operating results.

Future changes in laws regulating the flow of solid waste in interstate commerce could adversely affect our operating results.

The U.S. Supreme Court has held that states may not regulate the flow of solid waste in interstate commerce if the effect would be to discriminate between interstate and intrastate commerce. If legislation is enacted that overturns or modifies this decision, and if one or more of the states in which we dispose of interstate waste takes action that would prohibit or increase the costs of our continued disposal of interstate waste, our operating results could be adversely affected.

ITEM 1B. UNRESOLVED STAFF COMMENTS

None.

ITEM 2. PROPERTIES

As of December 31, 2005, we owned 114 collection operations, 25 transfer stations, 19 municipal solid waste landfills, 3 construction and demolition landfills, 26 recycling operations, and 6 intermodal operations and operated, but did not own, an additional 11 transfer stations and 11 municipal solid waste landfills. We lease certain of the sites on which these facilities are located. We also own one construction and demolition landfill site which was permitted for operation, but not constructed, as of December 31, 2005. Subsequent to December 31, 2005, operations commenced on a new municipal solid waste landfill in Kansas and a construction and demolition landfill in Colorado. We lease various office facilities, including our corporate offices in Folsom, California, where we lease approximately 31,000 square feet of space. We own various equipment, including waste collection and transportation vehicles, related support vehicles, doublestack rail cars, carts, containers, chassis, and heavy equipment used in landfill and intermodal operations. We believe that our existing facilities and equipment are generally adequate for our current operations. However, we expect to make additional investments in property and equipment for expansion and replacement of assets in connection with future acquisitions.

ITEM 3. LEGAL PROCEEDINGS

Our subsidiary, Rhino Solid Waste, Inc., owns undeveloped property in Chaparral, New Mexico, for which it sought a permit to operate a municipal solid waste landfill. After a public hearing, the New Mexico Environment Department approved the permit for the facility on January 30, 2002. Colonias Development Council, or CDC, a nonprofit organization, opposed the permit at the public hearing and appealed the Department's decision to the Court of Appeals of New Mexico, primarily on the grounds that the Department failed to consider the social impact of the landfill on the community of Chaparral, and failed to consider regional planning issues. The Court of Appeals affirmed the Department's decision to grant the landfill permit. CDC then appealed that decision to the Supreme Court of New Mexico. On July 18, 2005, the Supreme Court in *Colonias Dev. Council v. Rhino Envtl. Servs. Inc. (In re Rhino Envtl. Servs.), 2005 NMSC 24 (N.M. 2005)* reversed the Court of Appeals' decision, and remanded the matter back to the Department to conduct a limited public hearing on certain evidence CDC claims was wrongfully excluded from consideration by the hearing officer, and to allow the Department to reconsider the evidence already proffered concerning the impact of the landfill on the surrounding community's quality of life. At December 31, 2005, we had $8.1 million of capitalized expenditures related to this landfill development project. If we are not ultimately issued a permit to operate the landfill, we will be required to expense in a future period the $8.1 million of capitalized expenditures, less the recoverable value of the undeveloped property and other amounts recovered, which would likely have a material adverse effect on our reported income for that period.

We recently opened a municipal solid waste landfill in Harper County, Kansas. This landfill has been opposed by a citizens' group calling itself "Tri-County Concerned Citizens" and others. The landfill opponents initially challenged the zoning permit for the property. The Kansas Court of Appeals upheld the zoning permit, and the landfill opponents' appeal to the Kansas Supreme Court was denied in December 2004. On September 2, 2005, the Kansas Department of Health and Environment ("KDHE") issued a final permit to operate the landfill and we began construction on the site. On October 3, 2005, landfill opponents filed a suit (*Board of Commissioners of Sumner County, Kansas, Tri-County Concerned Citizens and Dalton Holland v. Roderick Bremby, Secretary of the Kansas Department of Health and Environment et. al)* in the District Court of Shawnee County, Kansas (Case No. 05-C-1264), alleging that a site analysis prepared for us and submitted to the Department as part of the process leading to the issuance of the permit was deficient in several respects. The action seeks to stay the effectiveness of the permit and to nullify it. We have intervened in this case. On November 26, 2005, counsel for Tri-County Concerned Citizens, Inc. and Dalton Holland filed a notice of intent to sue under the Clean Water Act with respect to the landfill, alleging that the U.S. Army Corps of Engineers' determination that no jurisdictional wetlands would be impacted by the landfill was erroneous, arbitrary, capricious and unsupported by substantial evidence. The letter also alleges that we are in violation of our general permit under the National Pollutant Discharge Elimination System program for storm water. The letter is a pre-requisite to the complaining parties' filing a suit against us under the Clean Water Act. On December 23, 2005, counsel for these same parties wrote a letter to the Secretary of the KDHE alleging that we are in violation of our permit for allegedly not having submitted to the KDHE certain information contained in the report of a consultant commissioned by the landfill opponents. At December 31, 2005, we had $8.9 million of capitalized expenditures related to this landfill development project. While we believe that we will prevail with respect to all the matters described, if the final permit is nullified for any reason, we would likely appeal the decision or take steps to have the permit re-instated. If we are not successful in doing so, however, we will be required to expense in a future period the $8.9 million of capitalized expenditures, less the recoverable value of the undeveloped property and other amounts recovered, which would likely have a material adverse effect on our reported income for that period.

Resourceful Environmental Services, Inc. ("RES") filed a complaint alleging that Waste Connections, Inc. and Waste Connections of Mississippi, LLC misrepresented their intentions concerning the potential purchase of RES (*Resourceful Environmental Services, Inc. v. Waste Connections et al*, Circuit Court of Tippah County, Mississippi, filed December 31, 2002, Case No. T-02-308). We acquired Liberty Waste in October 2001. We considered acquiring RES, a company Liberty Waste had considered purchasing and ultimately, we decided not to buy the company. RES's complaint alleges misrepresentation and conspiracy based on alleged oral assurances that the acquisition would go forward. A trial is scheduled for May 15, 2006. Plaintiff is seeking compensatory damages of $400,000, and punitive damages of $50 million. We believe that this case is without merit. We have not established a reserve for this case, and we have no insurance coverage in the event of recovery by the plaintiff. An adverse determination in this case, coupled with a significant damage award to the plaintiff, could have an adverse effect on our reported income in the period incurred.

We are a party to various claims and suits pending for alleged damages to persons and property and alleged liabilities occurring during the normal operations of our business. In the case of *Karen Colleran, Conservator of the Estate of Robert Rooney v. Waste Connections of Nebraska, Inc.*, which was filed in the District Court of Valley County, Nebraska, on October 31, 2003 (Case No. CI 03-57), the plaintiff sought recovery for damages allegedly suffered by Father Robert Rooney when the bicycle he was riding collided with one of our garbage trucks. The case was tried before a jury and a verdict finding no liability on our part was rendered on February 10, 2006.

In the case of *Cristobal Lozoya v. Waste Connections of Oklahoma, Inc. et al (District Court of Oklahoma County, Oklahoma; case no. C-2004-7933; filed on September 27, 2004)*, the plaintiff seeks recovery for injuries he suffered in an accident at our Oklahoma City landfill. The defendants are Waste Connections of Oklahoma, the individual operator of our equipment involved in the accident, and a personnel agency that employed the operator. The plaintiff has alleged that the defendants' actions and/or omissions constituted gross negligence and a reckless disregard for the rights and safety of others, thereby entitling plaintiff to punitive damages in an unspecified amount. The case is in discovery. We intend to defend this action vigorously and to seek contribution for any damage award from the personnel agency. If the case proceeds to trial and punitive damages are awarded, they likely would not be covered by insurance. We have not accrued any potential loss for punitive damages as of December 31, 2005; however, an adverse outcome in this case coupled with a punitive damage award to the plaintiff could have a material adverse effect on our reported income in the period incurred.

Additionally, we are a party to various legal and administrative proceedings resulting from the ordinary course of business and the extensive governmental regulation of the solid waste industry. Our management does not believe that these proceedings, either individually or in the aggregate, are likely to have a material adverse effect on our business, financial condition, operating results or cash flows.

ITEM 4. SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS

There were no matters submitted to a vote of security holders during the fourth quarter of 2005.

PART II

ITEM 5. MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES

Our common stock trades on the New York Stock Exchange under the symbol "WCN". The following table sets forth, for the periods indicated, the high and low prices per share of our common stock, as reported on the New York Stock Exchange. Prices have been adjusted to reflect our three-for-two stock split, effected as a 50% stock dividend, effective as of June 24, 2004.

	HIGH	LOW
2004		
First Quarter	$ 27.17	$ 24.27
Second Quarter	29.66	25.56
Third Quarter	31.80	27.32
Fourth Quarter	35.83	29.05
2005		
First Quarter	$ 35.39	$ 30.50
Second Quarter	38.35	32.86
Third Quarter	38.15	33.33
Fourth Quarter	35.69	31.50
2006		
First Quarter (through January 31, 2006)	$ 35.31	$ 34.10

As of January 31, 2006, there were 81 record holders of our common stock.

We have never paid cash dividends on our common stock and do not currently anticipate paying any cash dividends on our common stock. We currently intend to retain all earnings to fund the operation and expansion of our business. In addition, our existing credit facility limits the amount of cash dividends we can pay.

On May 3, 2004, we announced that our Board of Directors had authorized a common stock repurchase program for the repurchase of up to $200 million of our common stock over a two-year period. On July 25, 2005, we announced that our Board of Directors authorized a $100 million increase to the existing $200 million common stock repurchase program. The Board also extended the program's term through March 31, 2007 from its existing term end of May 2, 2006. Under the program, we may repurchase stock in the open market or in privately negotiated transactions from time to time at management's discretion. The timing and amounts of any repurchases will depend on many factors, including our capital structure, the market price of our common stock and overall market conditions. As of December 31, 2005, we held 106,600 shares of treasury stock at a cost of $3.7 million. These shares were retired in January 2006. As of December 31, 2005, we had repurchased 5.8 million shares of our common stock at a cost of $186.7 million, $177.8 million of which was under the program. The table below reflects repurchases we have made for the three months ended December 31, 2005.

(In thousands, except share and per share amounts)

Period	Total Number of Shares Purchased	Average Price Paid Per Share (1)	Total Number of Shares Purchased as Part of Publicly Announced Program	Maximum Approximate Dollar Value of Shares that May Yet Be Purchased Under the Program
10/1/05 - 10/31/05	85,000	$ 33.19	85,000	$ 141,323
11/1/05 - 11/30/05	325,300	33.73	325,300	130,350
12/1/05 - 12/31/05	238,900	34.17	238,900	122,186
Total	649,200	33.82	649,200	

(1) This amount represents the weighted average price paid per common share. This price includes a per share commission paid for all repurchases.

ITEM 6. SELECTED FINANCIAL DATA

This table sets forth selected financial data of Waste Connections, in thousands, except share and per share amounts, for the periods indicated. This data should be read in conjunction with and is qualified by reference to "Management's Discussion and Analysis of Financial Condition and Results of Operations" included in Item 7 of this Annual Report on Form 10-K and our audited consolidated financial statements, including the notes thereto and our independent registered public accounting firms' reports thereon and the other financial information included in Item 8 of this Form 10-K. The selected data in this section are not intended to replace the consolidated financial statements included in this report.

	YEARS ENDED DECEMBER 31,				
	2001 (a)	2002	2003 (b)	2004 (b)	2005 (b)
	(in thousands, except per share data)				
STATEMENT OF OPERATIONS DATA:					
Revenues	$ 371,429	$ 477,848	$ 541,797	$ 624,544	$ 721,899
Operating expenses:					
Cost of operations	206,166	266,424	299,901	354,901	416,883
Selling, general and administrative	31,576	45,046	51,244	61,223	72,395
Depreciation and amortization	35,313	37,125	45,071	54,630	64,788
Loss (gain) on disposal of assets	4,846	290	186	2,120	(216)
Income from operations	93,528	128,963	145,395	151,670	168,049
Interest expense	(29,597)	(31,372)	(31,666)	(21,724)	(23,489)
Other income (expense), net	(6,208)	(524)	160	(2,817)	450
Income before income tax provision and minority interests	57,723	97,067	113,889	127,129	145,010
Minority interests	(7,338)	(9,367)	(10,549)	(11,520)	(12,422)
Income from continuing operations before income taxes	50,385	87,700	103,340	115,609	132,588
Income tax provision	(19,830)	(32,784)	(37,527)	(42,251)	(48,066)
Income from continuing operations	30,555	54,916	65,813	73,358	84,522
Income (loss) on discontinued operations, net of tax	(27)	550	(499)	(1,087)	(579)
Cumulative effect of change in accounting principle, net of tax expense of $166	--	--	282	--	--
Net income	$ 30,528	$ 55,466	$ 65,596	$ 72,271	$ 83,943
Basic earnings per common share:					
Income from continuing operations	$ 0.75	$ 1.32	$ 1.55	$ 1.57	$ 1.81
Discontinued operations	--	0.01	(0.01)	(0.02)	(0.01)
Cumulative effect of change in accounting principle	--	--	--	--	--
Net income per common share	$ 0.75	$ 1.33	$ 1.54	$ 1.55	$ 1.80
Diluted earnings per common share:					
Income from continuing operations	$ 0.74	$ 1.25	$ 1.45	$ 1.52	$ 1.75
Discontinued operations	--	0.01	(0.01)	(0.02)	(0.01)
Cumulative effect of change in accounting principle	--	--	0.01	--	--
Net income per common share	$ 0.74	$ 1.26	$ 1.45	$ 1.50	$ 1.74
Shares used in calculating basic income per share (c)	40,604,528	41,625,963	42,490,944	46,581,441	46,700,649
Shares used in calculating diluted income per share (c)	41,513,459	48,488,436	49,307,478	49,470,217	48,211,301

	DECEMBER 31,				
	2001 (a)	2002	2003 (b)	2004 (b)	2005 (b)
	(in thousands, except share and per share data)				
BALANCE SHEET DATA:					
Cash and equivalents	$ 7,279	$ 4,067	$ 5,276	$ 3,610	$ 7,514
Working capital (deficit)	(4,825)	(23,048)	(15,060)	(12,824)	(25,625)
Property and equipment, net	465,806	578,040	613,225	640,730	700,508
Total assets	979,353	1,261,882	1,395,952	1,491,483	1,676,307
Long-term debt	416,171	578,481	601,891	489,343	586,104
Total stockholders' equity	379,805	451,712	537,494	707,522	718,200

(a) Loss on disposal of operations in 2001 related to a pre-tax loss recognized on the sale of our Utah operations. The primary component of other expense for 2001 was $6.3 million of expenses resulting from cash payments for the early termination of an interest rate swap.

(b) For more information regarding this financial data, see the Management's Discussion and Analysis of Financial Condition and Results of Operations section included in this report. For disclosures associated with the impact of the adoption of new accounting pronouncements and the comparability of this information, see Note 1 of the consolidated financial statements.

(c) Shares have been adjusted to reflect our three-for-two stock split, paid as a 50% stock dividend, effective as of June 24, 2004.

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion should be read in conjunction with the "Selected Financial Data," our Consolidated Financial Statements and the notes thereto included elsewhere herein.

Industry Overview

The solid waste industry is a local and highly competitive business, requiring substantial labor and capital resources. The participants compete for collection accounts primarily on the basis of price and, to a lesser extent, the quality of service, and compete for landfill business on the basis of tipping fees, geographic location and quality of operations. The solid waste industry has been consolidating and continues to consolidate as a result of a number of factors, including the increasing costs and complexity associated with waste management operations and regulatory compliance. Many small independent operators and municipalities lack the capital resources, management, operating skills and technical expertise necessary to operate effectively in such an environment. The consolidation trend has caused solid waste companies to operate larger landfills that have complementary collection routes that can use company-owned disposal capacity. Controlling the point of transfer from haulers to landfills has become increasingly important as landfills continue to close and disposal capacity moves further from collection markets.

Generally, the most profitable industry operators are those companies that are vertically integrated or enter into long-term collection contracts. A vertically integrated operator will benefit from: (1) the internalization of waste (bringing waste to a company-owned landfill); (2) the ability to charge third-party haulers tipping fees either at landfills or at transfer stations; and (3) the efficiencies gained by being able to aggregate and process waste at a transfer station prior to landfilling.

Executive Overview

We are an integrated solid waste services company that provides solid waste collection, transfer, disposal and recycling services in mostly secondary markets in the Western and Southern U.S. We also provide intermodal services for the rail haul movement of cargo containers in the Pacific Northwest through a network of six intermodal facilities. We seek to avoid highly competitive, large urban markets and instead target markets where we can provide either non-integrated or integrated solid waste services under exclusive arrangements, or markets where we can be integrated and attain high market share. In markets where waste collection services are provided under exclusive arrangements, or where waste disposal is municipally funded or available at multiple municipal sources, we believe that controlling the waste stream by providing collection services under exclusive arrangements is often more important to our growth and profitability than owning or operating landfills.

Operating Results

In a press release and subsequent Form 8-K filed with the Securities and Exchange Commission on February 23, 2005, we provided investors a financial outlook for 2005 which excluded the impact of any acquisitions that were completed during the year. Revenue in 2005 exceeded the high end of our initial expectations as internal growth for operations owned at least twelve months averaged approximately 4.7% during the year, and acquisitions closed during the year contributed an additional 10.9% growth in revenue. Both price and volume growth exceeded initial expectations. Our operating income margin for the year came in lower than initially expected due to the benefits from operational improvements, risk management initiatives and customer price increases being more than offset by rising truck and equipment operating costs (primarily fuel and maintenance), increased transportation costs for transfer disposal volumes to landfills (again, primarily due to rising fuel costs), the dilutive impact of acquisitions closed in late 2004 and during 2005 that had margins lower than our existing business, and a non-cash charge related to the accelerated vesting late in the year of outstanding stock options.

In 2005, we benefited from a fixed-price fuel supply contract which we entered into in late 2003 that locked-in diesel prices on approximately 13 million gallons purchased during the year. This amount represented about 75% of our fuel consumption in 2005. We estimate that this contract saved us approximately $14 million on a pre-tax basis compared to market prices paid during the period. The expiration of this contract at the end of 2005 is expected to result in a significant increase in the cost of fuel beginning in 2006. In preparation for this, both in 2005 and into 2006, we initiated broad-based pricing initiatives in our competitive markets and implemented surcharges where contractual or market dynamics permitted. Higher indexed pricing in many of our exclusive markets should also help us offset or recover increasing costs in 2006.

Free Cash Flow

Free cash flow, a non-GAAP financial measure, exceeded our initial expectations (refer to page 38 for reconciliation of free cash flow). We had expected net cash provided from operating activities to be between 25% and 26% of revenue for the year and free cash flow, defined as net cash provided from operating activities, plus or minus any changes in book overdraft, plus cash proceeds from disposal of assets, less capital expenditures and distributions to minority interests holders, to be between 11.5% and 12.5% of revenue. In 2005, actual net cash provided from operating activities and free cash flow were 27.7% and 13.5% of revenues, respectively. Capital expenditures were approximately $13 million above the high end of our initial expectations due primarily to items that should benefit us in future periods: the construction of three new landfills and purchase of equipment related to acquisitions completed during the year. On a net basis, this increase in capital expenditures over initial expectations was offset by proceeds from the sale of assets and the tax benefits from the exercise of stock options.

Acquisitions

We acquired approximately $55 million of annualized revenue in 2005. To be attractive to us, acquisition candidates must be located in markets consistent with our growth strategy and satisfy our targeted financial returns. While there remain a large number of acquisition candidates, our disciplined approach is somewhat opportunistic depending on when these more attractive candidates are available for sale. In 2005, we acquired 18 solid waste companies in California, Idaho, Kansas, Kentucky, Mississippi, Oklahoma, South Dakota, Tennessee, Washington and Wyoming.

The two largest acquisitions, Mountain Jack Environmental Services and Waste Management's Vancouver, Washington operations, were both completed in the third quarter. Mountain Jack was the largest privately-held solid waste company in Idaho and Wyoming. It is an example of the type of acquisition candidates we target: secondary markets, Western U.S., high market share, and a competitive asset position. This acquisition brought us back into Idaho and provides us the platform to complete additional follow-on acquisitions. In the fourth quarter, we completed two additional acquisitions in Idaho and Wyoming.

In Vancouver, Washington, we acquired Waste Management's low margin franchise collection operation, which covers the balance of the city not served under our existing contract. Margins on this incremental revenue will remain low given the pricing structure inherent in the contract. While we do expect this acquisition on its own to meet our targeted return criteria, its attractiveness is much more strategic over the long-term. Operationally, this transaction allows us to leverage our existing operations serving Vancouver and the surrounding Clark County area. More importantly, we have already strengthened our long-term position in that market by securing an additional five years on the term of the combined city collection contract to 2013, and we are in the final stages of negotiating a 15-year extension of our disposal contract with Clark County to 2028. Though this acquisition compresses our reported margins, it already has proven beneficial for our long-term positioning in that market.

Stock Buyback

We maintain targeted total debt ratios between 50% and 55% of total capitalization and around 3.0x EBITDA as defined in the terms of our credit facility. As a result of the significant changes in our capital structure during 2004, our Board of Directors in May 2004 authorized a $200 million common stock repurchase program over two years in an effort to rebalance our capital structure. In July 2005, our Board of Directors authorized a $100 million increase to the existing $200 million common stock repurchase program. The Board also extended the program's term through March 2007 from its existing term end of May 2006. We believe our strong financial profile and operating performance provide us the flexibility to fund our acquisition program and repurchase stock while remaining under our targeted debt ratios. During 2005, we repurchased $113.9 million of common stock and, depending on acquisition activity in the year, expect to repurchase approximately $100 million of additional stock under the program in 2006, representing approximately 6% of outstanding shares based on our stock price as of January 31, 2006.

Capital Structure

Due primarily to stock repurchases and completed acquisitions, total stockholders' equity increased $10.7 million and total debt increased $98.4 million during 2005. From year-end 2004 to year-end 2005, debt as a percentage of total capitalization increased from 41.3% to 45.4%, respectively, and debt-to-EBITDA, as defined in our credit facility and considered a non-GAAP financial measure, increased from approximately 2.3x to 2.5x, respectively. These year-end debt ratios remained below our targets. We believe these ratios will approach our targets during 2006 due to continued acquisition activity and stock repurchases.

Critical Accounting Estimates and Assumptions

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires estimates and assumptions that affect the reported amounts of assets and liabilities, revenues and expenses, and related disclosures of contingent assets and liabilities in the consolidated financial statements. As described by the Securities and Exchange Commission, critical accounting estimates and assumptions are those that may be material due to the levels of subjectivity and judgment necessary to account for highly uncertain matters or the susceptibility of such matters to change, and that have a material impact on the financial condition or operating performance of the company. Based on this definition, we believe the following are our critical accounting estimates.

Self-insurance liabilities. We maintain insurance policies for automobile, general, employer's, environmental and directors and officers' liability as well as for employee group health insurance, property insurance and workers' compensation. Our insurance accruals are based on claims filed and estimates of claims incurred but not reported and are developed by our management with assistance from our third-party actuary and third-party claims administrator. The insurance accruals are influenced by our past claims experience factors, which have a limited history, and by published industry development factors. If we experience insurance claims or costs above or below our historically evaluated levels, our estimates could be materially affected. The frequency and amount of claims or incidents could vary significantly over time, which could materially affect our self-insurance liabilities. Additionally, the actual costs to settle the self-insurance liabilities could materially differ from the original estimates and cause us to incur additional costs in future periods associated with prior year claims.

Accounting for landfills. We recognize landfill depletion expense as airspace of a landfill is consumed. Our landfill depletion rates are based on the remaining disposal capacity at our landfills, considering both permitted and expansion airspace. Landfill final capping, closure and post-closure liabilities are calculated by estimating the total obligation in current dollars, inflating the obligation based upon the expected date of the expenditure and discounting the inflated total to its present value using a credit-adjusted risk-free rate. The resulting final capping, closure and post-closure obligation is recorded on the balance sheet as an addition to site costs and amortized as depletion expense as the landfill's total airspace is consumed. The accounting methods discussed below require us to make certain estimates and assumptions. Changes to these estimates and assumptions could have a material effect on our financial condition and results of operations. Any changes to our estimates are applied prospectively.

Landfill development costs. Landfill development costs include the costs of acquisition, construction associated with excavation, liners, site berms, groundwater monitoring wells and leachate collection systems. We estimate the total costs associated with developing each landfill site to its final capacity. Total landfill costs include the development costs associated with expansion airspace. Expansion airspace is described below. Landfill development costs depend on future events and thus actual costs could vary significantly from our estimates. Material differences between estimated and actual development costs may affect our cash flows by increasing our capital expenditures and thus affect our results of operations by increasing our landfill depletion expense.

Final capping, closure and post-closure obligations. We accrue for estimated final capping, closure and post-closure maintenance obligations at the landfills we own, and certain landfills that we operate, but do not own, under life-of-site operating contracts. We could have additional material financial obligations relating to final capping, closure and post-closure costs at other disposal facilities that we currently own or operate or that we may own or operate in the future. In 2005, we calculated the net present value of our final capping, closure and post closure commitments assuming a 2.5% inflation rate and a 7.5% discount rate. The resulting final capping, closure and post-closure obligation is recorded on the balance sheet as an addition to site costs and amortized as depletion expense as the landfill's total airspace is consumed. Significant reductions in our estimates of the remaining lives of our landfills or significant increases in our estimates of the landfill final capping, closure and post-closure maintenance costs could have a material adverse effect on our financial condition and results of operations. Additionally, changes in regulatory or legislative requirements could increase our costs related to our landfills, resulting in a material adverse effect on our financial condition and results of operations.

We own two landfills for which the prior owners are obligated to reimburse us for certain costs we incur for final capping, closure and post-closure activities on the portion of the landfill utilized by the prior owners. Prior to January 1, 2005, we netted the expected reimbursement from the prior owner within its final capping, closure and post-closure obligation. In 2005, we began accruing the prior owner's portion of the final capping, closure and post-closure obligation within the balance sheet classification of other long-term liabilities, and a corresponding receivable from the prior owner in long-term other assets.

Disposal capacity. Our internal and third-party engineers perform surveys at least annually to estimate the remaining disposal capacity at our landfills. Our landfill depletion rates are based on the remaining disposal capacity, considering both permitted and expansion airspace, at the landfills that we own and at the landfills that we operate, but do not own, under life-of-site operating contracts. Expansion airspace consists of additional disposal capacity being pursued through means of expansion but is not actually permitted. Expansion airspace that meets certain internal criteria is included in our estimate of total landfill airspace. The internal criteria we use to determine when expansion airspace may be included as disposal capacity are as follows:

(1) The land where the expansion is being sought is contiguous to the current disposal site, and we either own the expansion property or it is under an option, purchase, operating or other similar agreement;
(2) Total development costs, final capping costs, and closure/post-closure costs have been determined;
(3) Internal personnel have performed a financial analysis of the proposed expansion site and have determined that it has a positive financial and operational impact;
(4) Internal or external personnel are actively working to obtain the necessary approvals to obtain the landfill expansion permit;
(5) We consider it probable that we will achieve the expansion (for a pursued expansion to be considered probable, there must be no significant known technical, legal, community, business, or political restrictions or similar issues existing that could impair the success of the expansion); and
(6) The land where the expansion is being sought has the proper zoning or proper zoning can readily be obtained.

We may be unsuccessful in obtaining permits for expansion disposal capacity at our landfills. In such case, we will charge the previously capitalized development costs to expense. This will adversely affect our operating results and cash flows and could result in greater landfill depletion expense being recognized on a prospective basis.

We periodically evaluate our landfill sites for potential impairment indicators. Our judgments regarding the existence of impairment indicators are based on regulatory factors, market conditions and operational performance of our landfills. Future events could cause us to conclude that impairment indicators exist and that our landfill carrying costs are impaired. Any resulting impairment loss could have a material adverse effect on our financial condition and results of operations.

Impairment of intangible assets. We periodically evaluate acquired assets for potential impairment indicators. Our judgments regarding the existence of impairment indicators are based on regulatory factors, market conditions, anticipated cash flows and operational performance of our acquired assets. Future events could cause us to conclude that impairment indicators exist and that goodwill or other intangibles associated with our acquired businesses are impaired. Any resulting impairment loss could reduce our net worth and have a material adverse effect on our financial condition and results of operations. Additionally, our credit agreement contains a covenant requiring us to maintain a minimum net worth. A substantial reduction in net worth could limit the amount that we can borrow under our credit agreement and any failure to comply with the agreement could result in an event of default under the credit agreement. As of December 31, 2005, goodwill and intangible assets represented 48.4% of our total assets.

Allocation of acquisition purchase price. We allocate acquisition purchase prices to identified intangible assets and tangible assets acquired and liabilities assumed based on their estimated fair values at the dates of acquisition, with any residual amounts allocated to goodwill.

From time to time, we consummate acquisitions in which we exchange operations we own for operations owned by another solid waste company. These exchange transactions require us to estimate the fair market value of either the operations we receive or the operations we dispose of, whichever is more clearly evident. To the extent that the fair market value of the operations we dispose of differs from the fair market value of the operations we obtain, cash is either remitted or received to offset the difference in fair market values. One method we use to estimate the fair value of solid waste companies is based on a multiple of earnings before interest, taxes, depreciation and amortization ("EBITDA"). We determine the appropriate EBITDA multiple to be used in the valuation of exchange transactions based on factors such as the size of the transaction, the type and location of markets serviced, the existence of long-term contracts and the EBITDA multiples we have paid in other similar cash-based transactions. In 2004, we completed an exchange transaction in which we acquired operations of another solid waste company in Tennessee and Mississippi for our operations in Georgia. Based on the EBITDA multiple used to value the operations we disposed of, the pre-tax gain on the disposal was $5,700. A 10% change in the EBITDA multiple used to value the operations we disposed of would have resulted in a pre-tax gain or loss of approximately $2.0 million.

General

Our solid waste revenues consist mainly of fees we charge customers for collection, transfer, disposal and recycling services. Our collection business also generates revenues from the sale of recyclable commodities, which have significant variability. A large part of our collection revenues comes from providing residential, commercial and industrial services. We frequently perform these services under service agreements, municipal contracts or franchise agreements with governmental entities. Our existing franchise agreements and all of our existing municipal contracts give us the exclusive right to provide specified waste services in the specified territory during the contract term. These exclusive arrangements are awarded, at least initially, on a competitive bid basis and subsequently on a bid or negotiated basis. We also provide residential collection services on a subscription basis with individual households.

Approximately 50% of our revenues for the year ended December 31, 2005 were derived from market areas where we are the exclusive service provider in a specified market. Contracts with counties and municipalities and G Certificates provide relatively consistent cash flow during the terms of the contracts. Since we bill most residential customers quarterly, subscription agreements also provide a stable source of revenues for us. No single contract or customer accounted for more than 5% of our revenues for the years ended December 31, 2003, 2004 or 2005.

We charge transfer station and landfill customers a tipping fee on a per ton and/or per yard basis for disposing their solid waste at the transfer stations and landfill facilities. Many of our transfer station and landfill customers have entered into one to ten year disposal contracts with us, most of which provide for annual indexed price increases.

We typically determine the prices of our solid waste services by the collection frequency and level of service, route density, volume, weight and type of waste collected, type of equipment and containers furnished, the distance to the disposal or processing facility, the cost of disposal or processing, and prices charged by competitors for similar services. The terms of our contracts sometimes limit our ability to pass on price increases. Long-term solid waste collection contracts often contain a formula, generally based on a published price index, that automatically adjusts fees to cover increases in some, but not all, operating costs, or that limit increases to less than 100% of the increase in the applicable price index.

Our revenues from intermodal services consist mainly of fees we charge customers for the movement of cargo containers between our intermodal facilities. We also generate revenue from the storage, maintenance and repair of cargo containers, and the sale or lease of containers and chassis.

The table below shows for the periods indicated our total reported revenues attributable to services provided.

	Years Ended December 31,					
	2003		2004		2005	
Collection	$ 410,378	65.9 %	$ 467,310	65.4 %	$ 517,536	62.9 %
Disposal and transfer	188,677	30.3	208,429	29.1	227,715	27.7
Recycling and other	23,670	3.8	39,230	5.5	77,594	9.4
	$ 622,725	100.0 %	$ 714,969	100.0 %	$ 822,845	100.0 %
Intercompany elimination	$ 80,928		$ 90,425		$ 100,946	

Cost of operations includes labor and benefits, tipping fees paid to third-party disposal facilities, vehicle and equipment maintenance, workers' compensation, vehicle and equipment insurance, insurance and employee group health claims expense, third-party transportation expense, fuel, the cost of materials we purchase for recycling, district and state taxes and host community fees and royalties. Our significant costs of operations in 2005 were labor, third-party disposal and transportation, cost of vehicle and equipment maintenance, taxes and fees and fuel. We use a number of programs to reduce overall cost of operations, including increasing the use of automated routes to reduce labor and workers' compensation exposure, utilizing comprehensive maintenance and health and safety programs, and increasing the use of transfer stations to further enhance internalization rates. We carry high-deductible insurance for automobile liability, property, general liability, workers' compensation, and employer's liability claims. If we experience insurance claims or costs above or below our historically evaluated levels, our estimates could be materially affected.

Selling, general and administrative, or SG&A, expenses include management, sales force, clerical and administrative employee compensation and benefits, legal, accounting and other professional services, bad debt expense, and rent expense for our corporate headquarters.

Depreciation expense includes depreciation of equipment and fixed assets over their estimated useful lives using the straight-line method. Depletion expense includes depletion of landfill site costs and total future development costs as remaining airspace of the landfill is consumed. Remaining airspace at our landfills includes both permitted and expansion airspace. Amortization expense includes the amortization of definite-lived intangible assets, consisting primarily of long-term franchise agreements and contracts and non-competition agreements, over their estimated useful lives using the straight-line method. Goodwill and indefinite-lived intangible assets, consisting primarily of certain perpetual rights to provide solid waste collection and transportation services in specified territories, are not amortized.

We capitalize some third-party expenditures related to pending acquisitions or development projects, such as legal, engineering and interest expenses. We expense indirect acquisition costs, such as executive and corporate overhead, public relations and other corporate services, as we incur them. We charge against net income any unamortized capitalized expenditures and advances (net of any portion that we believe we may recover, through sale or otherwise) that may become impaired, such as those that relate to any operation that is permanently shut down and any pending acquisition or landfill development project that we believe will not be completed. We routinely evaluate all capitalized costs, and expense those related to projects that we believe are not likely to succeed. At December 31, 2005, we had $0.4 million of capitalized interest related to landfill and facility development projects and less than $0.1 million in capitalized expenditures relating to pending acquisitions.

At December 31, 2005, we had $8.9 million in capitalized expenditures for a landfill project in Harper County, Kansas, and $8.1 million in capitalized expenditures for a landfill project in Chaparral, New Mexico. We recently opened the Harper County landfill, but landfill opponents have filed a suit seeking to stay the effectiveness of the permit and to nullify it, and have threatened additional litigation on other grounds. With respect to the undeveloped property in Chaparral, New Mexico, we had obtained a permit to operate the landfill, but on July 18, 2005, the Supreme Court of New Mexico ordered the New Mexico Environment Department to conduct an additional limited hearing to consider evidence that landfill opponents claim was wrongfully excluded. If the final Kansas permit is nullified for any reason and we are not successful in having it reinstated, or if we are not ultimately issued a permit to operate the New Mexico landfill, we will be required to expense in a future period the capitalized expenditures for the project in question, less the recoverable value of the applicable property and any other amounts recovered, which would likely have a material adverse effect on our financial position and results of operations for that period.

We periodically evaluate our intangible assets for potential impairment indicators. If any impairment indicators are present, a test of recoverability is performed by comparing the carrying value of the asset or asset group to its undiscounted expected future cash flows. If the carrying values are in excess of undiscounted expected future cash flows, impairment is measured by comparing the fair value of the asset to its carrying value. If the fair value of an asset is determined to be less than the carrying amount of the asset or asset group, an impairment in the amount of the difference is recorded in the period that the impairment indicator occurs. As of December 31, 2004 and 2005, there have been no material adjustments to the carrying amounts of intangibles resulting from these evaluations. Additionally, we test goodwill and indefinite-lived intangible assets for impairment annually using the process prescribed in SFAS No. 142. As a result of performing the tests for potential impairment, we determined that no impairment existed as of December 31, 2004 and 2005 and therefore, there were no write-downs to goodwill or indefinite-lived intangible assets. As of December 31, 2004 and 2005, goodwill and other intangible assets represented 47.7% and 48.4% of total assets, respectively, and 100.6% and 112.9% of stockholders' equity, respectively.

Results of Operations

The following table sets forth items in our consolidated statement of operations in thousands and as a percentage of revenues for the periods indicated:

	Years Ended December 31,					
	2003	As a % of 2003 Revenues	2004	As a % of 2004 Revenues	2005	As a % of 2005 Revenues
Revenues	$ 541,797	100.0 %	$ 624,544	100.0 %	$ 721,899	100.0 %
Cost of operations	299,901	55.4	354,901	56.8	416,883	57.7
Selling, general and administrative	51,244	9.5	61,223	9.8	72,395	10.0
Depreciation and amortization	45,071	8.3	54,630	8.8	64,788	9.0
Loss (gain) on disposal of assets	186	--	2,120	0.3	(216)	--
Operating income	145,395	26.8	151,670	24.3	168,049	23.3
Interest expense, net	(31,666)	(5.8)	(21,724)	(3.5)	(23,489)	(3.3)
Other income (expense), net	160	--	(2,817)	(0.4)	450	--
Minority interests	(10,549)	(1.9)	(11,520)	(1.8)	(12,422)	(1.7)
Income tax provision	(37,527)	(6.9)	(42,251)	(6.8)	(48,066)	(6.7)
Loss on discontinued operations, net of tax	(499)	(0.1)	(1,087)	(0.2)	(579)	--
Cumulative effect of change in accounting principle, net of tax	282	--	--	--	--	--
Net income	$ 65,596	12.1 %	$ 72,271	11.6 %	$ 83,943	11.6 %

Years Ended December 31, 2005 and 2004

Revenues. Total revenues for the year ended December 31, 2005, increased $97.4 million, or 15.6%, to $721.9 million from $624.5 million for the year ended December 31, 2004. Acquisitions closed subsequent to December 31, 2004, and the full-period inclusion of revenues from acquisitions closed during the year ended December 31, 2004, increased revenues approximately $68.4 million. Increased prices charged to our customers and volume changes in our existing business resulted in a net revenue increase of $28.6 million.

Cost of Operations. Total cost of operations for the year ended December 31, 2005, increased $62.0 million, or 17.5%, to $416.9 million from $354.9 million for the year ended December 31, 2004. The increase for the year ended December 31, 2005, was primarily attributable to operating costs associated with acquisitions closed in the second half of 2004 and subsequent to December 31, 2004, higher fuel costs, increased third party trucking costs associated with bringing waste to our owned or operated landfills, labor expenses and equipment maintenance costs associated with higher collection volumes, higher surety bond expenses associated with increased bonding requirements at our facilities, partially offset by an overall decrease in workers' compensation and auto liability expenses resulting from the unusual severity of prior year claims and increased incurred but not reported accruals in the prior year.

Cost of operations as a percentage of revenues for the year ended December 31, 2005, increased 0.9 percentage points to 57.7% from 56.8% for the year ended December 31, 2004. The increase as a percentage of revenues for the year ended December 31, 2005, was primarily attributable to companies acquired in the latter half of 2004 and subsequent to December 31, 2004, having operating margins below our company average, increased fuel costs and increased insurance costs, partially offset by a decrease in labor and disposal expenses associated with improved internalization and leveraging existing labor to service volume increases.

SG&A. SG&A expenses for the year ended December 31, 2005, increased $11.2 million, or 18.2%, to $72.4 million from $61.2 million for the year ended December 31, 2004. SG&A expenses as a percentage of revenues for the year ended December 31, 2005, increased 0.2 percentage points to 10.0% from 9.8% for the year ended December 31, 2004. Our SG&A expenses for the year ended December 31, 2005, increased in amount and as a percentage of revenues from the prior year due to additional personnel employed as a result of acquisitions that closed subsequent to December 31, 2004, and increased stock compensation expense primarily from the acceleration of all unvested stock options.

Depreciation and Amortization. Depreciation and amortization expense for the year ended December 31, 2005, increased $10.2 million, or 18.6%, to $64.8 million from $54.6 million for the year ended December 31, 2004. The increase was primarily attributable to depreciation and depletion associated with acquisitions closed in the latter half of 2004, and subsequent to December 31, 2004, increased depreciation expense resulting from new equipment acquired to support our base operations, increased amortization expense associated with intangible assets acquired in acquisitions closed in the latter half of 2004 and subsequent to December 31, 2004, and increased depletion expense resulting from higher volumes at our landfill operations.

Depreciation and amortization expense as a percentage of revenues for the year ended December 31, 2005, increased 0.2 percentage points to 9.0% from 8.8% for the year ended December 31, 2004. The increase in depreciation and amortization expense as a percentage of revenues was the result of depreciation expense associated with new equipment acquired subsequent to December 31, 2004, and the full-period inclusion of depreciation expense associated with new equipment acquired during the year ended December 31, 2004, which replaced older equipment with lower depreciation costs, and increased amortization expense associated with intangible assets acquired in acquisitions closed in the latter half of 2004 and subsequent to December 31, 2004.

Loss (Gain) on Disposal of Assets. Loss (gain) on disposal of assets changed to a gain total of $0.2 million for the year ended December 31, 2005, from a loss total of $2.1 million for the year ended December 31, 2004, primarily due to the loss realized on the sale of a corporate aircraft in 2004, which was not repeated in 2005.

Operating Income. Operating income increased $16.3 million, or 10.8%, to $168.0 million for the year ended December 31, 2005, from $151.7 million for the year ended December 31, 2004. The increase was primarily attributable to the growth in revenues and a decrease in losses on the sale of assets, partially offset by increased operating costs, recurring SG&A expenses to support the revenue growth, increases in stock compensation expense and increased depreciation and amortization expenses.

Operating income as a percentage of revenues for the year ended December 31, 2005, decreased 1.0 percentage points to 23.3% from 24.3% for the year ended December 31, 2004. The decrease in operating income as a percentage of revenue for the year ended December 31, 2005, was due to the aforementioned percentage of revenue increases in cost of operations, SG&A expenses and depreciation and amortization expenses, partially offset by decreased losses on the sale of assets.

Interest Expense. Interest expense for the year ended December 31, 2005, increased $1.8 million, or 8.1%, to $23.5 million from $21.7 million for the year ended December 31, 2004. The increase was attributable to increases in our total outstanding debt balances and higher interest rates on floating rate debt not fixed under our swap agreements. In 2004, our total outstanding debt balance decreased primarily due to the redemption of our $150 million aggregate principal amount, 5.5% Convertible Subordinated Notes due 2006, which resulted in the conversion of $123.6 million of the outstanding notes' principal into our common stock.

Other Income (Expense). Other income and expense increased to an income total of $0.5 million for the year ended December 31, 2005, from an expense total of $2.8 million for the year ended December 31, 2004. Other expense in the year ended December 31, 2004 primarily includes $1.5 million of early redemption premium payments, the write-off of a portion of the unamortized debt issuance costs associated with the redemption of our $150 million aggregate principal amount, 5.5% Convertible Subordinated Notes due 2006 and the write-off of $1.6 million of unamortized debt issuance costs associated with the redemption of our $200 million term loan prior to its maturity date.

Minority Interests. Minority interests increased $0.9 million, or 7.8%, to $12.4 million for the year ended December 31, 2005, from $11.5 million for the year ended December 31, 2004. The increase in minority interests was due to increased earnings by our majority-owned subsidiaries.

Income Tax Provision. Income taxes increased $5.8 million, or 13.8%, to $48.1 million for the year ended December 31, 2005, from $42.3 million for the year ended December 31, 2004. This increase was due to increased pre-tax earnings. Our effective tax rate for the year ended December 31, 2005, was 36.2%, a decrease from 36.7% for the year ended December 31, 2004. The decrease in our effective tax rate was due to the reversal of certain tax contingencies that expired in 2005. We analyze our tax contingency reserves quarterly and adjustments are made as events occur to warrant adjustments to the reserve.

Loss on Discontinued Operations. During the year ended December 31, 2004, we sold all of our operations in Georgia and one of our hauling operations in the state of Washington. In the second quarter of 2005, we disposed of a hauling operation in Utah and exited a landfill operating contract with a finite term in California. The amounts recorded as losses on discontinued operations for the years ended December 31, 2005 and 2004 of $0.6 million and $1.1 million, respectively, consist of the net earnings for these operations. The income tax expense allocated to discontinued operations for the year ended December 31, 2004, includes $0.2 million resulting from differences between the basis for tax and financial reporting of the net assets sold.

Net Income. Net income increased $11.6 million, or 16.2%, to $83.9 million for the year ended December 31, 2005, from $72.3 million for the year ended December 31, 2004. The increase was primarily attributable to increased operating income and other income, partially offset by increased interest expense, minority interests expense, and income tax expense.

Years Ended December 31, 2004 and 2003

Revenues. Total revenues for the year ended December 31, 2004 increased $82.7 million, or 15.3%, to $624.5 million from $541.8 million for the year ended December 31, 2003. Acquisitions closed subsequent to December 31, 2003, and the full-period inclusion of revenues from acquisitions closed during the year ended December 31, 2003, increased revenues approximately $58.2 million. Increases in recyclable commodity prices increased revenues by $4.3 million, and increased prices charged to our customers and volume changes in our existing business resulted in a net revenue increase of $19.8 million. The volume increase was partially offset by the loss of certain municipal contracts that expired subsequent to December 31, 2003, and were not renewed.

Cost of Operations. Total cost of operations for the year ended December 31, 2004, increased $55.0 million, or 18.3%, to $354.9 million from $299.9 million for the year ended December 31, 2003. The increase for the year ended December 31, 2004 was primarily attributable to operating costs associated with acquisitions closed in the latter half of 2003 and subsequent to December 31, 2003, higher fuel costs, increased third party trucking costs associated with bringing waste to our owned or operated landfills, labor expenses and equipment maintenance costs associated with higher collection volumes, higher surety bond expenses associated with increased bonding requirements at our facilities and higher workers' compensation and auto liability expenses due to an increase in claims volume, claim development and severity, partially offset by decreased landfill disposal costs resulting from increased waste internalization.

Cost of operations as a percentage of revenues for the year ended December 31, 2004, increased 1.4 percentage point to 56.8% from 55.4% for the year ended December 31, 2003. The increase as a percentage of revenues for the year ended December 31, 2004 was primarily attributable to companies acquired in the latter half of 2003 and subsequent to December 31, 2003 having operating margins below our company average, increased fuel costs and increased insurance costs, partially offset by a decrease in labor and disposal expenses associated with improved internalization and leveraging existing labor to service volume increases.

SG&A. SG&A expenses for the year ended December 31, 2004 increased $10.0 million, or 19.5%, to $61.2 million from $51.2 million for the year ended December 31, 2003. SG&A expenses as a percentage of revenues for the year ended December 31, 2004, increased 0.3 percentage points to 9.8% from 9.5% for the year ended December 31, 2003. Our SG&A expenses for the year ended December 31, 2004, increased in amount and as a percentage of revenues from the prior year periods due to additional personnel employed as a result of acquisitions that closed subsequent to December 31, 2003, increased employee bonus and stock compensation expense, increased professional fees and related costs associated with Section 404 of the Sarbanes-Oxley Act, increased bad debt expense and increased payroll tax expenses resulting from an increase in exercises of stock options.

Depreciation and Amortization. Depreciation and amortization expense for the year ended December 31, 2004, increased $9.5 million, or 21.2%, to $54.6 million from $45.1 million for the year ended December 31, 2003. The increase was primarily attributable to depreciation and depletion associated with acquisitions closed in the latter half of 2003 and subsequent to December 31, 2003, increased depreciation expense resulting from new equipment acquired to support our base operations, increased amortization expense associated with intangible assets acquired in acquisitions closed in the latter half of 2003 and subsequent to December 31, 2003, and increased depletion expense resulting from higher volumes at our landfill operations.

Depreciation and amortization expense as a percentage of revenues for the year ended December 31, 2004, increased 0.5 percentage points to 8.8% from 8.3% for the year ended December 31, 2003. The increase in depreciation and amortization expense as a percentage of revenues was the result of depreciation expense associated with new equipment acquired subsequent to December 31, 2003, and the full-period inclusion of depreciation expense associated with new equipment acquired during the year ended December 31, 2003, which replaced older equipment with lower depreciation costs, and increased amortization expense associated with intangible assets acquired in acquisitions closed in the latter half of 2003 and subsequent to December 31, 2003.

Loss (Gain) on Disposal of Assets. Loss (gain) on disposal of assets for the year ended December 31, 2004, increased $1.9 million to $2.1 million from $0.2 million for the year ended December 31, 2003. The increase resulted from a $2.1 million loss we realized on the sale of a corporate aircraft in 2004.

Operating Income. Operating income increased $6.3 million, or 4.3%, to $151.7 million for the year ended December 31, 2004, from $145.4 million for the year ended December 31, 2003. The increase was primarily attributable to the growth in revenues, partially offset by increased operating costs, recurring SG&A expenses to support the revenue growth, increases in employee bonus and stock compensation expense, increased depreciation and amortization expenses and increased losses on the sale of assets.

Operating income as a percentage of revenues for the year ended December 31, 2004, decreased 2.5 percentage points to 24.3% from 26.8% for the year ended December 31, 2003. The decrease in operating income as a percentage of revenue for the year ended December 31, 2004, was due to the aforementioned percentage of revenue increases in cost of operations, SG&A expenses and depreciation and amortization expenses and the increased losses on the sale of assets.

Interest Expense. Interest expense for the year ended December 31, 2004, decreased $10.0 million, or 31.4%, to $21.7 million from $31.7 million for the year ended December 31, 2003. The decrease was attributable to declines in our total outstanding debt balances and a decrease in the effective interest rate of our aggregate debt balance primarily due to the expiration of two interest rate swap agreements in late 2003 that required fixed interest payments in excess of our variable rate borrowing cost. The decrease in our total outstanding debt balance was primarily due to the redemption of our $150 million aggregate principal amount, 5.5% Convertible Subordinated Notes due 2006, which resulted in the conversion of $123.6 million of the outstanding note principal into our common stock, generation of free cash flow, and proceeds from the exercise of stock options, partially offset by additional borrowings to fund acquisitions and repurchases of our common stock.

Other Income (Expense). Other income and expense increased to an expense total of $2.8 million for the year ended December 31, 2004, from an income total of $0.2 million for the year ended December 31, 2003. Other expense in the year ended December 31, 2004, primarily includes $1.5 million of early redemption premium payments, the write-off of a portion of the unamortized debt issuance costs associated with the redemption of our $150 million aggregate principal amount, 5.5% Convertible Subordinated Notes due 2006 and the write-off of $1.6 million of unamortized debt issuance costs associated with the redemption of our $200 million term loan prior to its maturity date.

Minority Interests. Minority interests increased $1.0 million, or 9.2%, to $11.5 million for the year ended December 31, 2004, from $10.5 million for the year ended December 31, 2003. The increase in minority interests was due to increased earnings by our majority-owned subsidiaries.

Income Tax Provision. Income taxes increased $4.8 million, or 12.6%, to $42.3 million for the year ended December 31, 2004, from $37.5 million for the year ended December 31, 2003. These increases were due to increased pre-tax earnings and an increase in our effective tax rate. Our effective tax rate for the year ended December 31, 2004, was 36.7%, an increase from 36.3% for the year ended December 31, 2003. The increase in our effective tax rate was due to a decrease in 2004 in the dollar amount of expiring tax contingencies. We analyze our tax contingency reserves quarterly and adjustments are made as events occur to warrant adjustments to the reserve.

Loss on Discontinued Operations. During the year ended December 31, 2004, we sold all of our operations in Georgia and one of our hauling operations in the state of Washington. In the second quarter of 2005, we disposed of a hauling operation in Utah and exited a landfill operating contract with a finite term in California. The amounts recorded as losses on discontinued operations for the years ended December 31, 2004 and 2003 of $1.1 million and $0.5 million, respectively, consist of the net earnings for these operations, including a $0.1 million gain on sale recorded for the year ended December 31, 2004. The income tax expense allocated to discontinued operations for the year ended December 31, 2004, includes $0.2 million resulting from differences between the basis for tax and financial reporting of the net assets sold.

Cumulative Effect of Change in Accounting Principle. Cumulative effect of change in accounting principle for the year ended December 31, 2003, consisted of a $0.3 million gain, net of tax effects, resulting from our adoption of SFAS No. 143 on January 1, 2003. Our adoption of SFAS No. 143 required us to record a cumulative change in accounting for landfill closure and post-closure obligations retroactively to the date of the acquisition of each landfill.

Net Income. Net income increased $6.7 million, or 10.2%, to $72.3 million for the year ended December 31, 2004, from $65.6 million for the year ended December 31, 2003. The increase was primarily attributable to increased operating income and decreased interest expense, partially offset by increased minority interests expense, other expense and income tax expense.

Liquidity and Capital Resources

Our business is capital intensive. Our capital requirements include acquisitions and fixed asset purchases. We expect that we will also make capital expenditures for landfill cell construction, landfill development, landfill closure activities and intermodal facility construction in the future. We plan to meet our capital needs through various financing sources, including internally generated funds, debt and equity financings.

As of December 31, 2005, we had a working capital deficit of $25.6 million, including cash and equivalents of $7.5 million. Our working capital deficit increased $12.8 million from $12.8 million at December 31, 2004. Our strategy in managing our working capital is generally to apply the cash generated from our operations that remains after satisfying our working capital and capital expenditure requirements to reduce our indebtedness under our credit facility and to minimize our cash balances. The increase in our working capital deficit from the prior year resulted primarily from an increase in accounts payable, accrued liabilities and deferred revenues, slightly offset by an increase in accounts receivable related to increased revenues.

For the year ended December 31, 2005, net cash provided by operating activities was approximately $199.8 million, which included $27.2 million provided by working capital for the period. The primary components of the reconciliation of net income to net cash provided by operating activities for the year ended December 31, 2005, consist of non-cash expenses, including $65.0 million of depreciation and amortization, $12.4 million of minority interests expense, $2.0 million of debt issuance cost amortization, $7.3 million of tax benefit from stock option exercises, and $2.8 million of stock compensation expense, of which $1.6 million related to non-cash charges on the accelerated vesting of stock options.

For the year ended December 31, 2004, net cash provided by operating activities was approximately $180.8 million, which included $1.8 million used to fund working capital for the period. The primary components of the reconciliation of net income to net cash provided by operating activities for the year ended December 31, 2004, consist of non-cash expenses including $56.9 million of depreciation and amortization, $11.5 million of minority interests expense, $3.7 million of debt issuance cost amortization, $8.2 million of tax benefit from stock option exercises, $2.4 million from loss on sale of assets, and the deferral of $26.6 million of income tax expense resulting from temporary differences between the recognition of income and expenses for financial reporting and income tax purposes.

For the year ended December 31, 2005, net cash used in investing activities was $173.3 million. Of this, $80.8 million was used to fund the cash portion of acquisitions and to pay a portion of acquisition costs that were included as a component of accrued liabilities at December 31, 2004. Cash used for capital expenditures was $97.5 million, which was primarily for investments in fixed assets, consisting of trucks, containers, other equipment and landfill development. Other cash inflows from investing activities include $5.3 million received from the disposal of assets and $0.7 million from restricted assets in 2005.

For the year ended December 31, 2004, net cash used in investing activities was $112.5 million. Of this, $46.8 million was used to fund the cash portion of acquisitions and to pay a portion of acquisition costs that were included as a component of accrued liabilities at December 31, 2003. Cash used for capital expenditures was $71.2 million, which was primarily for investments in fixed assets, consisting of trucks, containers, other equipment and landfill development. Other cash inflows from investing activities include $2.1 million received from the disposal of assets and $3.4 million from restricted assets in 2004.

For the year ended December 31, 2005, net cash used in financing activities was $22.6 million, which included $72.9 million of net borrowings under our various debt arrangements for the funding of capital expenditures and acquisitions and $28.7 million of proceeds from stock option and warrant exercises, less $10.5 million of cash distributions to minority interests holders, and $113.9 million of repurchases of our common stock.

For the year ended December 31, 2004, net cash used in financing activities was $70.0 million, which included $37.0 million of proceeds from stock option and warrant exercises, less $20.3 million of net payments under our various debt arrangements, $72.9 million of repurchases of our common stock, $11.0 million of cash distributions to minority interests holders, $1.2 million in change in book overdraft and $1.5 million of debt issuance costs, primarily related to our amended credit facility.

We made $97.5 million in capital expenditures during the year ended December 31, 2005. We expect to make capital expenditures of between $90 and $95 million in 2006 in connection with our existing business. We intend to fund our planned 2006 capital expenditures principally through existing cash, internally generated funds, and borrowings under our existing credit facility. In addition, we may make substantial additional capital expenditures in acquiring solid waste collection and disposal businesses. If we acquire additional landfill disposal facilities, we may also have to make significant expenditures to bring them into compliance with applicable regulatory requirements, obtain permits or expand our available disposal capacity. We cannot currently determine the amount of these expenditures because they will depend on the number, nature, condition and permitted status of any acquired landfill disposal facilities. We believe that our credit facility and the funds we expect to generate from operations will provide adequate cash to fund our working capital and other cash needs for the foreseeable future.

As of December 31, 2004, we had a $650 million senior secured revolving credit facility - the November 2004 credit facility - with a syndicate of banks for which Bank of America, N.A. (formerly Fleet National Bank) acts as agent. As of December 31, 2004, $261.0 million was outstanding under the November 2004 credit facility, exclusive of outstanding stand-by letters of credit of $47.7 million. The $33.0 million increase in outstanding borrowings under our credit facility in 2004 was primarily due to funding new acquisitions, capital expenditures, redemption of a portion of our $150 million aggregate principal amount of 5.5% Convertible Subordinated Notes due April 2006 and stock repurchases, partially offset by using cash generated from operations and the proceeds from stock option exercises to repay borrowings. As of December 31, 2005, $367.0 million was outstanding under the November 2004 credit facility, exclusive of outstanding stand-by letters of credit of $55.7 million. The $106.0 million increase in outstanding borrowings under our credit facility in 2005 was primarily due to funding new acquisitions, capital expenditures, and stock repurchases, partially offset by using cash generated from operations and the proceeds from stock option exercises to repay borrowings.

The November 2004 credit facility requires interest payments as outlined in the credit agreement and matures in October 2009. Under the November 2004 credit facility, there is no maximum amount of stand-by letters of credit that can be issued; however, the issuance of stand-by letters of credit reduces the amount of total borrowings available. The November 2004 credit facility requires us to pay a commitment fee ranging from 0.20% to 0.50% of the unused portion of the November 2004 credit facility. We are able to increase the maximum borrowings under the November 2004 credit facility to $800 million, provided that no event of default, as defined in the credit agreement, has occurred, but none of the existing lenders has any obligation to increase its commitment. The borrowings under the November 2004 credit facility bear interest, at our option, at either the base rate plus the applicable base rate margin on base rate loans, or the Eurodollar rate plus the applicable Eurodollar margin on Eurodollar loans. The base rate for any day is a fluctuating rate per annum equal to the higher of (a) the federal funds rate plus one half of one percent (0.5%) and (b) the rate of interest in effect for such day as publicly announced from time to time by Bank of America as its "prime rate." The Eurodollar rate is determined by the administrative agent pursuant to a formula in the credit agreement governing the November 2004 credit facility. The applicable margins under the November 2004 credit facility vary depending on our leverage ratio, as defined in the credit agreement, and range from 0.875% to 2.00% for Eurodollar loans and up to 0.50% for base rate loans. Virtually all of our assets, including our interest in the equity securities of our subsidiaries, secure our obligations under the November 2004 credit facility. The credit agreement governing the November 2004 credit facility contains customary representations and warranties and places certain business, financial and operating restrictions on us relating to, among other things, indebtedness, liens and other encumbrances, investments, mergers and acquisitions, asset sales, sale and leaseback transactions, and dividends, distributions and redemptions of capital stock. The November 2004 credit facility requires that we maintain specified financial ratios and balances and obtain the lenders' approval of acquisitions in certain circumstances. As of December 31, 2004 and 2005, we were in compliance with all applicable covenants in our November 2004 credit facility. We use the credit facility for acquisitions, capital expenditures, working capital, standby letters of credit and general corporate purposes.

On January 12, 2006, we amended and restated the November 2004 credit facility in its entirety increasing the maximum borrowings to $850 million and extending the maturity date to January 2011. The applicable margins under the revolving credit facility vary depending on our leverage ratio, as defined in the new credit agreement, and range from 0.875% to 1.50% for Eurodollar loans and 0.00% for base rate loans. Under the new credit agreement, there is no maximum amount of standby letters of credit that can be issued; however, the issuance of standby letters of credit reduces the amount of total borrowings available. We are able to increase the maximum borrowings under the new credit agreement to $1.05 billion, provided that no event of default, as defined, has occurred, although no existing lender has any obligation to increase its commitment. No other material terms of the 2004 November credit facility were changed.

In April 2002, we sold $175 million of Floating Rate Convertible Subordinated Notes due 2022. The 2022 notes bear interest at the 3-month LIBOR rate plus 50 basis points, payable quarterly. The 2022 notes are uncollateralized and rank junior to all existing and future senior indebtedness, as defined in the indenture governing the notes. Upon the incurrence of certain conditions, the 2022 notes, when originally issued, were convertible into common stock at 30.9981 shares per $1,000 principal amount of notes, or $32.26 per share. In the third quarter of 2004, we completed an exchange offer with respect to all of our 2022 notes. Through the exchange offer, we updated certain features of the old 2022 notes with terms that are now prevalent in the convertible note market. These features include required (subject to certain exceptions) payment of the principal value in cash and net share settle of the conversion value in excess of the principal value of the notes upon conversion, and dividend protection provisions. The dividend protection provisions provide a lowering of the conversion price if a dividend is issued while the notes are still outstanding. The initial conversion price of the new 2022 notes remained the same as in the original notes at $32.26 per share, which is equal to approximately 30.9981 shares per $1,000 in principal amount of new 2022 notes. No other material terms of the 2022 notes, including maturity date and interest rate, were changed.

In April 2001, we sold $150 million of 5.5% Convertible Subordinated Notes due April 2006. In April 2004, we redeemed the 2006 notes. Holders of the notes chose to convert a total of $123.6 million principal amount of the notes into 4,876,968 shares of our common stock at a price of approximately $25.35 per share, or approximately 39.443 shares per $1,000 principal amount of notes, plus cash in lieu of fractional shares. We redeemed the balance of $26.4 million principal amount of the notes with proceeds from our credit facility at a redemption price of $1,022 per $1,000 principal amount of the notes. All holders of the notes also received accrued interest of $27.50 per $1,000 principal amount of notes. As a result of the redemption, we recognized $1.5 million of pre-tax expense ($1.1 million net of taxes) in April 2004.

As of December 31, 2005, we had the following contractual obligations (in thousands):

Recorded Obligations	Payments Due by Period				
	Total	Less Than 1 Year	1 to 3 Years	4 to 5 Years	Over 5 Years
Long-term debt (1), (2), (3)	$ 596,962	$ 10,858	$ 19,451	$ 7,276	$ 559,377
Total recorded obligations	$ 596,962	$ 10,858	$ 19,451	$ 7,276	$ 559,377

(1) Long-term debt payments include $367.0 million in principal payments due 2011 related to our senior secured revolving credit facility. As of December 31, 2005, our credit facility allowed us to borrow up to $650 million. In January 2006, the credit facility was amended and restated to extend the maturity date from 2009 to 2011 and increased our maximum borrowings to $850 million.

(2) *Holders of the Floating Rate Convertible Subordinated Notes due 2022 may require the Company to purchase their notes in cash at a price of par plus accrued* interest, if any, upon a change in control of the Company, as defined in the indenture, or, for the first time, on May 1, 2009.

(3) Excludes future payments of interest expense, as the majority of our recorded contractual obligations are in the form of variable rate loans.

Unrecorded Obligations	Amount of Commitment Expiration Per Period				
	Total	Less Than 1 Year	1 to 3 Years	4 to 5 Years	Over 5 Years
Operating leases (4)	$ 50,427	$ 6,626	$ 10,270	$ 8,070	$ 25,461
Total unrecorded obligations	$ 50,427	$ 6,626	$ 10,270	$ 8,070	$ 25,461

(4) We are party to operating lease agreements as discussed in Note 10 to the consolidated financial statements. These lease agreements are established in the ordinary course of our business and are designed to provide us with access to facilities at competitive, market-driven prices. These arrangements have not materially affected our financial position, results of operations or liquidity during the year ended December 31, 2005 nor are they expected to have a material impact on our future financial position, results of operations or liquidity.

We have obtained stand-by letters of credit as discussed in Note 9 to the consolidated financial statements and financial surety bonds as discussed in Note 10 to the consolidated financial statements. These stand-by letters of credit and financial surety bonds are generally obtained to support our financial assurance needs and landfill operations. These arrangements have not materially affected our financial position, results of operations or liquidity during the year ended December 31, 2005, nor are they expected to have a material impact on our future financial position, results of operations or liquidity.

The minority interests holders of a majority-owned subsidiary of Waste Connections have a currently exercisable put option to require Waste Connections to complete the acquisition of this majority-owned subsidiary by purchasing their minority ownership interests for fair market value. The put option calculates the fair market value of the subsidiary based on its current operating income before depreciation and amortization, as defined in the put option agreement. The put option does not have a stated termination date. At December 31, 2005, the minority interests holders' pro rata share of the subsidiary's fair market value is estimated to be worth between $77 million and $92 million. Because the put is calculated at fair market value, no amounts have been accrued relative to the put option. In the event the minority interests holders elect to exercise the put option, we intend to fund the transaction using borrowings from our credit facility.

From time to time we evaluate our existing operations and their strategic importance to us. If we determine that a given operating unit does not have future strategic importance, we may sell or otherwise dispose of those operations. Although we believe our operations would not be impaired by such dispositions, we could incur losses on them.

New Accounting Pronouncements

For a description of the new accounting standards that affect us, see Note 1 to our Consolidated Financial Statements included in this Form 10-K.

FREE CASH FLOW

We are providing free cash flow, a non-GAAP financial measure, because it is widely used by investors as a valuation and liquidity measure in the solid waste industry. This measure should be used in conjunction with GAAP financial measures. Management uses free cash flow as one of the principal measures to evaluate and monitor the ongoing financial performance of our operations. We define free cash flow as net cash provided by operating activities plus cash proceeds from disposal of assets, plus or minus change in book overdraft, less capital expenditures and distributions to minority interests holders. Other companies may calculate free cash flow differently. Our free cash flow for the year ended December 31, 2004 and 2005 is calculated as follows (amounts in thousands):

	For the year ended December 31,	
	2004	2005
Net cash provided by operating activities	$ 180,790	$ 199,812
Change in book overdraft	(1,165)	208
Plus: Cash proceeds from disposal of assets	2,088	5,254
Less: Capital expenditures	(71,201)	(97,482)
Less: Distributions to minority interest holders	(11,025)	(10,486)
Free cash flow	$ 99,487	$ 97,306

INFLATION

Other than volatility in fuel prices, inflation has not materially affected our operations. Consistent with industry practice, many of our contracts allow us to pass through certain costs to our customers, including increases in landfill tipping fees and, in some cases, fuel costs. Therefore, we believe that we should be able to increase prices to offset many cost increases that result from inflation in the ordinary course of business. However, competitive pressures or delays in the timing of rate increases under our contracts may require us to absorb at least part of these cost increases, especially if cost increases, such as recent increases in the price of fuel, exceed the average rate of inflation. Management's estimates associated with inflation have an impact on our accounting for landfill liabilities.

SEASONALITY

Based on historic trends, we expect our operating results to vary seasonally, with revenues typically lowest in the first quarter, higher in the second and third quarters and lower in the fourth quarter than in the second and third quarters. We expect the fluctuation in our revenues between our highest and lowest quarters to be approximately 10% to 12%. This seasonality reflects the lower volume of solid waste generated during the late fall, winter and early spring because of decreased construction and demolition activities during winter months in the U.S. In addition, some of our operating costs may be higher in the winter months. Adverse winter weather conditions slow waste collection activities, resulting in higher labor and operational costs. Greater precipitation in the winter increases the weight of collected waste, resulting in higher disposal costs, which are calculated on a per ton basis.

ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

In the normal course of business, we are exposed to market risk, including changes in interest rates and prices of certain commodities. We use hedge agreements to manage a portion of our risks related to interest rates. While we are exposed to credit risk in the event of non-performance by counterparties to our hedge agreements, in all cases such counterparties are highly rated financial institutions and we do not anticipate non-performance. We do not hold or issue derivative financial instruments for trading purposes. We monitor our hedge positions by regularly evaluating the positions at market and by performing sensitivity analyses.

In May 2003, we entered into two forward-starting interest rate swap agreements. Each interest rate swap agreement has a notional amount of $87.5 million and effectively fixed the interest rate on the notional amount at interest rates ranging from 2.67% to 2.68%, plus applicable margin. The effective date of the swap agreements was February 2004 and each swap agreement expires in February 2007. These interest rate swap agreements are effective as cash flow hedges for a portion of our variable rate debt and we apply hedge accounting pursuant to SFAS No. 133 to account for these instruments. The notional amounts and all other significant terms of the swap agreements are matched to the provisions and terms of the variable rate debt being hedged.

In March 2004, we entered into two three-year interest rate swap agreements. Each interest rate swap agreement has a notional amount of $37.5 million and effectively fixed the interest rate on the notional amount at an interest rate of 2.25%, plus applicable margin. The effective date of the swap agreements was March 2004 and each swap agreement expires in March 2007. These interest rate swap agreements are effective as cash flow hedges for a portion of our variable rate debt and we apply hedge accounting pursuant to SFAS No. 133 to account for these instruments. The notional amounts and all other significant terms of the swap agreements are matched to the provisions and terms of the variable rate debt being hedged.

In September 2005, we entered into two forward-starting interest rate swap agreements. One interest rate swap agreement has a notional amount of $175.0 million and the other $75.0 million; they effectively fixed the interest rate on the notional amount at an interest rate of 4.33% and 4.34%, respectively, plus applicable margins. The effective dates of the $175.0 million and $75.0 million swap agreements are February 2007 and March 2007, respectively and have expiration dates of February 2009 and March 2009, respectively. These interest rate swap agreements are effective as cash flow hedges for a portion of our variable rate debt and we apply hedge accounting pursuant to SFAS No. 133 to account for these instruments. The notional amounts and all other significant terms of the swap agreements are matched to the provisions and terms of the variable rate debt being hedged.

In December 2005, we entered into a forward-starting interest rate swap agreement with a notional amount of $150.0 million that effectively fixed the interest rate on the notional amount at an interest rate of 4.76%, plus applicable margin. The effective date of the $150.0 million interest rate swap agreement is June 2006 and expires in June 2009. This interest rate swap agreement is effective as a cash flow hedge for a portion of our variable rate debt and we apply hedge accounting pursuant to SFAS No. 133 to account for this instrument. The notional amount and all other significant terms of the swap agreement are matched to the provisions and terms of the variable rate debt being hedged.

We have performed sensitivity analyses to determine how market rate changes will affect the fair value of our market risk sensitive hedge positions and all other debt. Such an analysis is inherently limited in that it reflects a singular, hypothetical set of assumptions. Actual market movements may vary significantly from our assumptions. Fair value sensitivity is not necessarily indicative of the ultimate cash flow or earnings effect we would recognize from the assumed market rate movements. We are exposed to cash flow risk due to changes in interest rates with respect to the net floating rate balances owed at December 31, 2004 and 2005 of $218.2 million and $321.4 million, respectively, including floating rate debt under our credit facility, our 2022 Notes, various floating rate notes payable to third parties and floating rate municipal bond obligations, offset by our debt effectively fixed under interest rate swap agreements. A one percent increase in interest rates on our variable-rate debt as of December 31, 2004 and 2005 would decrease our annual pre-tax income by approximately $2.2 million and $3.2 million, respectively. All of our remaining debt instruments are at fixed rates, or effectively fixed under the interest rate swap agreements described above; therefore, changes in market interest rates under these instruments would not significantly impact our cash flows or results of operations.

We market a variety of recyclable materials, including cardboard, office paper, plastic containers, glass bottles and ferrous and aluminum metals. We own and operate 26 recycling processing operations and sell other collected recyclable materials to third parties for processing before resale. Certain of our municipal recycling contracts in Washington specify benchmark resale prices for recycled commodities. If the prices we actually receive for the processed recycled commodities collected under the contract exceed the prices specified in the contract, we share the excess with the municipality, after recovering any previous shortfalls resulting from actual market prices falling below the prices specified in the contract. To reduce our exposure to commodity price risk with respect to recycled materials, we have adopted a pricing strategy of charging collection and processing fees for recycling volume collected from third parties. Although there can be no assurance of market recoveries, in the event of a decline in recycled commodity prices, a 10% decrease in average recycled commodity prices from the prices that were in effect at December 31, 2004 and 2005 would have had a $2.5 million and $2.4 million impact on revenues as of December 31, 2004 and 2005, respectively.

ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

WASTE CONNECTIONS, INC.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of
Waste Connections, Inc.:

We have completed an integrated audit of Waste Connections, Inc.'s 2005 consolidated financial statements and of its internal control over financial reporting as of December 31, 2005 in accordance with the standards of the Public Company Accounting Oversight Board (United States). Our opinions, based on our audit, are presented below.

Consolidated financial statements and financial statement schedule

In our opinion, the consolidated financial statements listed in the accompanying index present fairly, in all material respects, the financial position of Waste Connections, Inc. and its subsidiaries at December 31, 2005, and the results of their operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America. In addition, in our opinion, the financial statement schedule listed in the accompanying index presents fairly, in all material respects, the information set forth therein when read in conjunction with the related consolidated financial statements. These financial statements and financial statement schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and financial statement schedule based on our audit. We conducted our audit of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit of financial statements includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

Internal control over financial reporting

Also, in our opinion, management's assessment, included in Management's Report on Internal Control over Financial Reporting appearing under Item 9A, that the Company maintained effective internal control over financial reporting as of December 31, 2005 based on criteria established in *Internal Control - Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), is fairly stated, in all material respects, based on those criteria. Furthermore, in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2005, based on criteria established in *Internal Control - Integrated Framework* issued by the COSO. The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express opinions on management's assessment and on the effectiveness of the Company's internal control over financial reporting based on our audit. We conducted our audit of internal control over financial reporting in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. An audit of internal control over financial reporting includes obtaining an understanding of internal control over financial reporting, evaluating management's assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we consider necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinions.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

As described in Management's Report on Internal Control over Financial Reporting, management has excluded Mountain Jack Environmental Services, Inc. from its assessment of internal control over financial reporting as of December 31, 2005 because it was acquired by the Company in a purchase business combination during 2005. We have also excluded Mountain Jack Environmental

Services, Inc. from our audit of internal control over financial reporting. Mountain Jack Environmental Services, Inc. is a wholly-owned subsidiary whose total assets and total revenues represent 4.3% and less than one percent, respectively, of the related consolidated financial statement amounts as of and for the year ended December 31, 2005.

/s/ PricewaterhouseCoopers LLP
Sacramento, California
February 28, 2006

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Stockholders
Waste Connections, Inc.

We have audited the accompanying consolidated balance sheet of Waste Connections, Inc. as of December 31, 2004, and the related consolidated statements of income, stockholders' equity and comprehensive income, and cash flows for the years ended December 31, 2003 and 2004. Our audits also included the related financial statement schedule listed in Item 15.(a). These financial statements and schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and schedule based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Waste Connections, Inc. at December 31, 2004, and the consolidated results of its operations and its cash flows for the years ended December 31, 2003 and 2004, in conformity with U.S. generally accepted accounting principles. Also, in our opinion, the related financial statement schedule, when considered in relation to the basic financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

As discussed in Note 1 to the consolidated financial statements, effective January 1, 2003 the Company adopted Statement of Financial Accounting Standards No. 143, "Accounting for Asset Retirement Obligations".

/s/ Ernst & Young LLP

Sacramento, California
February 21, 2005, except for Note 3
and the first paragraph of Note 13, as to
which the date is October 21, 2005

WASTE CONNECTIONS, INC.
CONSOLIDATED BALANCE SHEETS
(IN THOUSANDS, EXCEPT SHARE AND PER SHARE AMOUNTS)

	December 31,	
	2004	2005
ASSETS		
Current assets:		
Cash and equivalents	$ 3,610	$ 7,514
Accounts receivable, net of allowance for doubtful accounts of $2,414 and $2,826 at December 31, 2004 and 2005, respectively	80,864	94,438
Deferred tax assets	--	5,145
Prepaid expenses and other current assets	17,008	17,279
Total current assets	101,482	124,376
Property and equipment, net	640,730	700,508
Goodwill	642,773	723,120
Intangible assets, net	68,741	87,651
Restricted assets	14,159	13,888
Other assets, net	23,598	26,764
	$ 1,491,483	$ 1,676,307
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current liabilities:		
Accounts payable	$ 34,280	$ 54,795
Book overdraft	8,661	8,869
Accrued liabilities	37,944	44,522
Deferred revenue	24,155	30,957
Current portion of long-term debt and notes payable	9,266	10,858
Total current liabilities	114,306	150,001
Long-term debt and notes payable	489,343	586,104
Other long-term liabilities	9,020	20,478
Deferred income taxes	146,871	175,167
Total liabilities	759,540	931,750
Commitments and contingencies		
Minority interests	24,421	26,357
Stockholders' equity:		
Preferred stock: $0.01 par value; 7,500,000 shares authorized; none issued and outstanding	--	--
Common stock: $0.01 par value; 100,000,000 shares authorized; 47,605,791 and 45,924,686 shares issued and outstanding at December 31, 2004 and 2005, respectively	476	459
Additional paid-in capital	444,404	373,382
Deferred stock compensation	(1,598)	(2,234)
Treasury stock at cost, 106,600 shares outstanding at December 31, 2005	--	(3,672)
Retained earnings	261,365	345,308
Accumulated other comprehensive income	2,875	4,957
Total stockholders' equity	707,522	718,200
	$ 1,491,483	$ 1,676,307

The accompanying notes are an integral part of these consolidated financial statements.

WASTE CONNECTIONS, INC.
CONSOLIDATED STATEMENTS OF INCOME
(IN THOUSANDS, EXCEPT SHARE AND PER SHARE AMOUNTS)

	Years Ended December 31,		
	2003	2004	2005
Revenues	$ 541,797	$ 624,544	$ 721,899
Operating expenses:			
Cost of operations	299,901	354,901	416,883
Selling, general and administrative	51,244	61,223	72,395
Depreciation and amortization	45,071	54,630	64,788
Loss (gain) on disposal of assets	186	2,120	(216)
Operating Income	145,395	151,670	168,049
Interest expense	(31,666)	(21,724)	(23,489)
Other income (expense), net	160	(2,817)	450
Income before income tax provision and minority interests	113,889	127,129	145,010
Minority interests	(10,549)	(11,520)	(12,422)
Income from continuing operations before income taxes	103,340	115,609	132,588
Income tax provision	(37,527)	(42,251)	(48,066)
Income from continuing operations	65,813	73,358	84,522
Loss on discontinued operations, net of tax (Note 3)	(499)	(1,087)	(579)
Income before cumulative effect of change in accounting principle	65,314	72,271	83,943
Cumulative effect of change in accounting principle, net of tax	282	--	--
Net income	$ 65,596	$ 72,271	$ 83,943
Basic earnings per common share:			
Income from continuing operations	$ 1.55	$ 1.57	$ 1.81
Discontinued operations	(0.01)	(0.02)	(0.01)
Cumulative effect of change in accounting principle	--	--	--
Net income per common share	$ 1.54	$ 1.55	$ 1.80
Diluted earnings per common share:			
Income from continuing operations	$ 1.45	$ 1.52	$ 1.75
Discontinued operations	(0.01)	(0.02)	(0.01)
Cumulative effect of change in accounting principle	0.01	--	--
Net income per common share	$ 1.45	$ 1.50	$ 1.74
Shares used in calculating basic income per share	42,490,944	46,581,441	46,700,649
Shares used in calculating diluted income per share	49,307,478	49,470,217	48,211,301

The accompanying notes are an integral part of these consolidated financial statements.

WASTE CONNECTIONS, INC.
CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY AND COMPREHENSIVE INCOME
YEARS ENDED DECEMBER 31, 2003, 2004 AND 2005
(IN THOUSANDS, EXCEPT SHARE AMOUNTS)

	COMPREHENSIVE INCOME	STOCKHOLDERS' EQUITY: COMMON STOCK SHARES	COMMON STOCK AMOUNT	ADDITIONAL PAID-IN CAPITAL	ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS)	DEFERRED STOCK COMPENSATION	TREASURY STOCK SHARES	TREASURY STOCK AMOUNT	RETAINED EARNINGS	TOTAL
Balances at December 31, 2002		42,069,802	$ 421	$ 332,564	$ (3,996)	$ (775)	--	$ --	$ 123,498	$ 451,712
Issuance of common stock warrants to employees		--	--	17	--	--	--	--	--	17
Issuance of common stock warrants to consultants		--	--	173	--	--	--	--	--	173
Common stock donated to charitable trust		1,500	--	34	--	--	--	--	--	34
Vesting of restricted stock		7,463	--	--	--	--	--	--	--	--
Cancellation of unvested restricted stock		--	--	(125)	--	45	--	--	--	(80)
Amounts reclassified into earnings, net of taxes		--	--	--	4,200	--	--	--	--	4,200
Changes in fair value of interest rate swaps		--	--	--	199	--	--	--	--	199
Amortization of deferred stock compensation		--	--	--	--	294	--	--	--	294
Exercise of stock options and warrants		921,417	9	15,340	--	--	--	--	--	15,349
Net income	$ 65,596	--	--	--	--	--	--	--	65,596	65,596
Other comprehensive income	7,033	--	--	--	--	--	--	--	--	--
Income tax effect of other comprehensive income	(2,634)	--	--	--	--	--	--	--	--	--
Comprehensive income	$ 69,995	--	--	--	--	--	--	--	--	--
Balances at December 31, 2003		43,000,182	430	348,003	403	(436)	--	--	189,094	537,494
Issuance of common stock warrants to employees		--	--	27	--	--	--	--	--	27
Issuance of common stock warrants to consultants		--	--	223	--	--	--	--	--	223
Conversion of 2006 Notes, net of issuance costs of $1,729		4,876,968	49	121,870	--	--	--	--	--	121,919
Vesting of restricted stock		7,394	--	--	--	--	--	--	--	--
Cancellation of unvested restricted stock		--	--	(229)	--	135	--	--	--	(94)
Issuance of unvested restricted stock		--	--	2,242	--	(2,242)	--	--	--	--
Amortization of deferred stock compensation		--	--	--	--	945	--	--	--	945
Exercise of stock options and warrants		2,218,684	22	45,133	--	--	--	--	--	45,155
Repurchase of common stock		(2,497,437)	(25)	(72,865)	--	--	--	--	--	(72,890)
Amounts reclassified into earnings, net of taxes		--	--	--	409	--	--	--	--	409
Changes in fair value of interest rate swaps		--	--	--	2,063	--	--	--	--	2,063
Net income	$ 72,271	--	--	--	--	--	--	--	72,271	72,271
Other comprehensive income	3,938	--	--	--	--	--	--	--	--	--
Income tax effect of other comprehensive income	(1,466)	--	--	--	--	--	--	--	--	--
Comprehensive income	$ 74,743	--	--	--	--	--	--	--	--	--
Balances at December 31, 2004		47,605,791	476	444,404	2,875	(1,598)	--	--	261,365	707,522
Issuance of common stock warrants to consultants		--	--	136	--	--	--	--	--	136
Vesting of restricted stock		29,923	--	--	--	--	--	--	--	--
Cancellation of unvested restricted stock		--	--	(591)	--	102	--	--	--	(489)
Issuance of unvested restricted stock		--	--	1,908	--	(1,908)	--	--	--	--
Amortization of deferred stock compensation		--	--	--	--	1,193	--	--	--	1,193
Exercise of stock options and warrants		1,447,577	14	36,040	--	--	--	--	--	36,054
Repurchase of common stock		(3,158,605)	(31)	(110,171)	--	--	106,600	(3,672)	--	(113,874)
Accelerated vesting of stock options		--	--	1,617	--	--	--	--	--	1,617
Stock compensation recognized as change in option terms		--	--	16	--	--	--	--	--	16
Stock options granted below fair market value		--	--	23	--	(23)	--	--	--	--
Amounts reclassified into earnings, net of taxes		--	--	--	(1,196)	--	--	--	--	(1,196)
Changes in fair value of interest rate swaps		--	--	--	3,278	--	--	--	--	3,278
Net income	$ 83,943	--	--	--	--	--	--	--	83,943	83,943
Other comprehensive income	3,290	--	--	--	--	--	--	--	--	--
Income tax effect of other comprehensive income	(1,208)	--	--	--	--	--	--	--	--	--
Comprehensive income	$ 86,025	--	--	--	--	--	--	--	--	--
Balances at December 31, 2005		45,924,686	$ 459	$ 373,382	$ 4,957	$ (2,234)	106,600	$ (3,672)	$ 345,308	$ 718,200

The accompanying notes are an integral part of these consolidated financial statements.

WASTE CONNECTIONS, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(IN THOUSANDS)

	Years Ended December 31,		
	2003	2004	2005
CASH FLOWS FROM OPERATING ACTIVITIES:			
Net income	$ 65,596	$ 72,271	$ 83,943
Adjustments to reconcile net income to net cash provided by operating activities:			
Loss (gain) on disposal of assets	371	2,398	(413)
Gain on disposal of operations	--	(68)	--
Depreciation	45,670	54,470	61,968
Amortization of intangibles	1,677	2,477	3,070
Deferred income taxes, net of acquisitions	27,931	26,566	(792)
Minority interests	10,549	11,520	12,422
Cumulative effect of change in accounting principle	(448)	--	--
Amortization of debt issuance costs	2,403	3,685	2,001
Stock-based compensation	345	972	2,826
Interest income on restricted assets	(302)	(275)	(390)
Closure and post-closure accretion	437	421	681
Tax benefit on the exercise of stock options	3,078	8,195	7,338
Changes in operating assets and liabilities, net of effects from acquisitions:			
Accounts receivable, net	(2,909)	(3,357)	(9,933)
Prepaid expenses and other current assets	(1,570)	(4,953)	5,291
Accounts payable	4,190	2,733	18,060
Deferred revenue	3,658	1,372	4,818
Accrued liabilities	(4,911)	2,124	7,898
Other long-term liabilities	(143)	239	1,024
Net cash provided by operating activities	155,622	180,790	199,812
CASH FLOWS FROM INVESTING ACTIVITIES:			
Payments for acquisitions, net of cash acquired	(84,855)	(46,784)	(80,849)
Capital expenditures for property and equipment	(70,213)	(71,201)	(97,482)
Investment in unconsolidated entity	(5,300)	--	--
Proceeds from disposal of assets	1,496	2,088	5,254
(Increase) decrease in restricted assets, net of interest income	(2,093)	3,405	661
(Increase) decrease in other assets	(24)	27	(856)
Net cash used in investing activities	(160,989)	(112,465)	(173,272)
CASH FLOWS FROM FINANCING ACTIVITIES:			
Proceeds from long-term debt	108,940	368,500	232,631
Principal payments on notes payable and long-term debt	(102,469)	(388,825)	(159,688)
Change in book overdraft	1,631	(1,165)	208
Proceeds from option and warrant exercises	12,271	36,959	28,716
Distributions to minority interest holders	(9,702)	(11,025)	(10,486)
Payments for repurchase of common stock	--	(72,889)	(113,874)
Debt issuance costs	(4,095)	(1,546)	(143)
Net cash provided by (used in) financing activities	6,576	(69,991)	(22,636)
Net increase (decrease) in cash and equivalents	1,209	(1,666)	3,904
Cash and equivalents at beginning of year	4,067	5,276	3,610
Cash and equivalents at end of year	$ 5,276	$ 3,610	$ 7,514

The accompanying notes are an integral part of these consolidated financial statements.

WASTE CONNECTIONS, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(IN THOUSANDS)

SUPPLEMENTARY DISCLOSURES OF CASH FLOW INFORMATION AND NON-CASH TRANSACTIONS:

	Years Ended December 31,		
	2003	2004	2005
Cash paid for income taxes	$ 12,877	$ 17,164	$ 32,369
Cash paid for interest	$ 29,452	$ 22,379	$ 22,314
Conversion of 2006 Convertible Subordinated Notes to equity	$ --	$ 123,648	$ --
Fair value of warrants issued to third party consultants in exchange for services performed in connection with landfill development	$ --	$ --	$ 54
Transfer from long-term other assets to property, plant and equipment	$ --	$ --	$ 2,478
In connection with its acquisitions, the Company assumed liabilities as follows:			
Fair value of assets acquired	$ 110,264	$ 116,378	$ 112,802
Cash paid and warrants issued for current year acquisitions	(84,855)	(44,089)	(78,971)
Net assets used as consideration for acquisitions	--	(31,440)	--
Liabilities assumed, stock and notes payable issued to sellers of businesses acquired	$ 25,409	$ 40,849	$ 33,831

The accompanying notes are an integral part of these consolidated financial statements.

WASTE CONNECTIONS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(DOLLAR AMOUNTS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

1. ORGANIZATION, BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization and Business

Waste Connections, Inc. ("WCI" or "the Company") was incorporated in Delaware on September 9, 1997 and commenced its operations on October 1, 1997 through the purchase of certain solid waste operations in the state of Washington. The Company is an integrated, non-hazardous solid waste services company that provides collection, transfer, disposal and recycling services to commercial, industrial and residential customers in the states of Alabama, Arizona, California, Colorado, Idaho, Illinois, Iowa, Kansas, Kentucky, Minnesota, Mississippi, Montana, Nebraska, New Mexico, Ohio, Oklahoma, Oregon, South Dakota, Tennessee, Texas, Utah, Washington, and Wyoming. The Company also provides intermodal services for the movement of containers in the Pacific Northwest.

Basis of Presentation

These consolidated financial statements include the accounts of WCI and its wholly-owned and majority-owned subsidiaries. The consolidated entity is referred to herein as the Company. All significant intercompany accounts and transactions have been eliminated in consolidation.

Cash Equivalents

The Company considers all highly liquid investments with a maturity of three months or less at purchase to be cash equivalents. As of December 31, 2004 and 2005, cash equivalents consisted of demand money market accounts.

Concentrations of Credit Risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist primarily of accounts receivable. The Company generally does not require collateral on its trade receivables. Credit risk on accounts receivable is minimized as a result of the large and diverse nature of the Company's customer base. The Company maintains allowances for losses based on the expected collectibility of accounts receivable.

Revenue Recognition and Accounts Receivable

Revenues are recognized when persuasive evidence of an arrangement exists, the service has been provided, the price is fixed or determinable and collection is reasonably assured. Certain customers are billed in advance and, accordingly, recognition of the related revenues is deferred until the services are provided.

The Company's receivables are recorded when billed, advanced or accrued and represent claims against third parties that will be settled in cash. The carrying value of the Company's receivables, net of the allowance for doubtful accounts, represents their estimated net realizable value. The Company estimates its allowance for doubtful accounts based on historical collection trends, type of customer such as municipal or non-municipal, the age of outstanding receivables and existing economic conditions. If events or changes in circumstances indicate that specific receivable balances may be impaired, further consideration is given to the collectiblity of those balances and the allowance is adjusted accordingly. Past-due receivable balances are written off when the Company's internal collection efforts have been unsuccessful in collecting the amount due.

Property and Equipment

Property and equipment are stated at cost. Improvements or betterments, not considered to be maintenance and repair, which add new functionality or significantly extend the life of an asset are capitalized. Expenditures for maintenance and repair costs are charged to expense as incurred. The cost of assets retired or otherwise disposed of and the related accumulated depreciation are eliminated from the accounts in the year of disposal. Gains and losses resulting from disposals of property and equipment are recognized in the

(DOLLAR AMOUNTS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

period in which the property and equipment is disposed. Depreciation is computed using the straight-line method over the estimated useful lives of the assets or the lease term, whichever is shorter.

The estimated useful lives are as follows:

Buildings	20 years
Land improvements	3 - 20 years
Machinery and equipment	3 - 12 years
Rolling stock	5 - 10 years
Containers	5 - 12 years
Rail cars	20 years

Landfill Accounting

The Company utilizes the life cycle method of accounting for landfill costs and the units of consumption method to amortize landfill development costs over the estimated remaining capacity of a landfill. Under this method the Company includes future estimated construction costs using current dollars, as well as costs incurred to date, in the amortization base. When certain criteria are met, the Company includes expansion airspace, which has not been permitted, in the calculation of the total remaining capacity of the landfill.

- Landfill development costs. Landfill development costs include the costs of acquisition, construction associated with excavation, liners, site berms, groundwater monitoring wells and leachate collection systems. The Company estimates the total costs associated with developing each landfill site to its final capacity. This includes certain projected landfill site costs that are uncertain because they are dependent on future events and thus actual costs could vary significantly from estimates. The total cost to develop a site to its final capacity includes amounts previously expended and capitalized, net of accumulated depletion, and projections of future purchase and development costs, liner construction costs, operating construction costs, and capitalized interest costs. Total landfill costs include the development costs associated with expansion airspace. Expansion airspace is addressed below.

- Final capping, closure and post-closure obligations. The Company accrues for estimated final capping, closure and post-closure maintenance obligations at the landfills it owns and certain landfills that it operates, but does not own. Accrued final capping, closure and post-closure costs represent an estimate of the current value of the future obligation associated with final capping, closure and post-closure monitoring of non-hazardous solid waste landfills currently owned and/or operated by the Company. Final capping costs represent the costs related to installation of clay liners, drainage and compacted soil layers and topsoil constructed over areas of the landfill where total airspace capacity has been consumed. Closure and post-closure monitoring and maintenance costs represent the costs related to cash expenditures yet to be incurred when a landfill facility ceases to accept waste and closes. Accruals for final capping, closure and post-closure monitoring and maintenance requirements in the U.S. consider site inspection, groundwater monitoring, leachate management, methane gas control and recovery, and operating and maintenance costs to be incurred during the period after the facility closes. Certain of these environmental costs, principally capping and methane gas control costs, are also incurred during the operating life of the site in accordance with the landfill operation requirements of Subtitle D and the air emissions standards. Daily maintenance activities, which include many of these costs, are expensed as incurred during the operating life of the landfill. Daily maintenance activities include leachate disposal; surface water, groundwater, and methane gas monitoring and maintenance; other pollution control activities; mowing and fertilizing the landfill final cap; fence and road maintenance; and third party inspection and reporting costs. Site specific final capping, closure and post-closure engineering cost estimates are prepared annually for landfills owned and/or operated by the Company for which it is responsible for final capping, closure and post-closure.

  Since the adoption of SFAS No. 143, landfill final capping, closure and post-closure liabilities are calculated by estimating the total obligation in current dollars, inflating the obligation based upon the expected date of the expenditure using an inflation rate (2.5% during 2004 and 2005) and discounting the inflated total to its present value using a discount rate (7.5% during 2004 and 2005). At December 31, 2004 and 2005, accruals for landfill final capping, closure and post-closure costs (including costs

(DOLLAR AMOUNTS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

assumed through acquisitions) were $5,860 and $15,906 respectively. The Company estimates that its final capping, closure and post-closure payment commitments will begin in 2010.

Interest is accreted on the recorded liability using the corresponding discount rate. In accordance with SFAS No. 143, final capping, closure and post-closure liability is recorded as an addition to site costs and amortized to depletion expense on a units-of-consumption basis as remaining landfill airspace is consumed. The impact of changes determined to be changes in estimates, based on an annual update, is accounted for on a prospective basis. Depletion expense resulting from final capping, closure and post-closure obligations recorded as a component of landfill site costs will generally be less during the early portion of a landfill's operating life and increase thereafter. The final capping, closure and post-closure liabilities reflect owned landfills and landfills operated under life-of-site operating agreements with estimated remaining lives, based on remaining permitted capacity, probable expansion capacity and projected annual disposal volumes that range from approximately five to 279 years, with an average remaining life of approximately 61 years. The costs for final capping, closure and post-closure obligations at landfills the Company owns or operates are generally estimated based on interpretations of current requirements and proposed or anticipated regulatory changes.

The estimates for landfill final capping, closure and post-closure costs, including final capping costs, consider when the costs would actually be paid and factor in inflation and discount rates. When using discounted cash flow techniques, reliable estimates of market premiums may not be obtainable. In the waste industry, there is no market for selling the responsibility for final capping, closure and post-closure obligations independent of selling the landfill in its entirety. Accordingly, the Company does not believe that it is possible to develop a methodology to reliably estimate a market risk premium and has therefore excluded any such market risk premium from its determination of expected cash flows for landfill asset retirement obligations. The possibility of changing legal and regulatory requirements and the forward-looking nature of these types of costs make any estimation or assumption less certain.

Adopting SFAS No. 143 required a cumulative adjustment to reflect the change in accounting for landfill obligations retroactively to the date of the inception of the landfill. Inception of the asset retirement obligation is the date operations commenced or the date the asset was acquired. Upon adopting SFAS No. 143 on January 1, 2003, the Company recorded a cumulative effect of the change in accounting principle of $448 ($282, net of tax), a decrease in its final capping, closure and post-closure liability of $9,142 and a decrease in net landfill assets of $8,667. Discounting the obligation with a higher discount rate and recording the liability as airspace is consumed resulted in a decrease to the final capping, closure and post-closure liabilities recorded by the Company before it adopted SFAS No. 143.

The following is a rollforward of the Company's final capping, closure and post-closure liability balance from December 31, 2003 to December 31, 2005:

Final capping, closure and post-closure liability at December 31, 2003	$	5,479
Decrease in closure and post-closure liability from changes in annual engineering cost estimates		(880)
Assumption of closure liabilities from acquisition		345
Disposition of liabilities from discontinued operations		(62)
Liabilities incurred		557
Accretion expense		421
Final capping, closure and post-closure liability at December 31, 2004		5,860
Increase in closure and post-closure liability from changes in annual engineering cost estimates		1,558
Liabilities incurred		1,033
Accretion expense		681
Change in third party closure and post-closure liability		6,774
Final capping, closure and post-closure liability at December 31, 2005	$	15,906

The Company owns two landfills for which the prior owners are obligated to reimburse Waste Connections for certain costs the Company incurs for final capping, closure and post-closure activities on the portion of the landfill utilized by the prior owners. Prior to January 1, 2005, the Company netted the long-term receivable associated with the expected reimbursement from the prior owners against the final capping, closure and post-closure obligation. At December 31, 2005, the Company has recorded on its balance sheet a receivable of $6,774 from the prior owners in long-term other assets and has accrued the prior owners' portions of the final capping, closure and post-closure obligation, totaling $6,774, in other long-term liabilities.

At December 31, 2005, $11,907 of the Company's restricted assets balance was for purposes of settling future final capping, closure and post-closure liabilities.

- Disposal capacity. The Company's internal and third-party engineers perform surveys at least annually to estimate the disposal capacity at its landfills. This is done by using surveys and other methods to calculate, based on the terms of the permit, height restrictions and other factors, how much airspace is left to fill and how much waste can be disposed of at a landfill before it has reached its final capacity. The Company's landfill depletion rates are based on the remaining disposal capacity, considering both permitted and expansion airspace, at its landfills. Expansion airspace consists of additional disposal capacity being pursued through means of an expansion but is not actually permitted. Expansion airspace that meets certain internal criteria is included in the estimate of total landfill airspace. The Company's internal criteria to determine when expansion airspace may be included as disposal capacity is as follows:

(1) The land where the expansion is being sought is contiguous to the current disposal site, and the Company either owns the expansion property or is under an option, purchase, operating or other similar agreement;
(2) Total development costs, final capping costs, and closure/post-closure costs have been determined;
(3) Internal personnel have performed a financial analysis of the proposed expansion site and have determined that it has a positive financial and operational impact;
(4) Internal or external personnel are actively working to obtain the necessary approvals to obtain the landfill expansion permit;
(5) Obtaining the expansion is considered probable (for a pursued expansion to be considered probable, there must be no significant known technical, legal, community, business, or political restrictions or similar issues existing that could impair the success of the expansion); and
(6) The land where the expansion is being sought has the proper zoning or proper zoning can readily be obtained.

It is possible that the Company's estimates or assumptions could ultimately be significantly different from actual results. In some cases the Company may be unsuccessful in obtaining an expansion permit or the Company may determine that an expansion permit that the Company previously thought was probable has become unlikely. To the extent that such estimates, or the assumptions used to make those estimates, prove to be significantly different than actual results, or the belief that the Company will receive an expansion permit changes adversely in a significant manner, the costs of the landfill, including the costs incurred in the pursuit of the expansion, may be subject to impairment testing, as described below, and lower profitability may be experienced due to higher amortization rates, higher capping, closure and post-closure rates, and higher expenses or asset impairments related to the removal of previously included expansion airspace.

The Company periodically evaluates its landfill sites for potential impairment indicators. The Company's judgments regarding the existence of impairment indicators are based on regulatory factors, market conditions and operational performance of its landfills. Future events could cause the Company to conclude that impairment indicators exist and that its landfill carrying costs are impaired.

Allocation of Acquisition Purchase Price

A summary of the Company's acquisition purchase price allocation policies is as follows:

- The purchase price of acquisitions is allocated to identified intangible assets and tangible assets acquired and liabilities assumed based on their estimated fair values at the dates of acquisition, with any residual amounts allocated to goodwill.

(DOLLAR AMOUNTS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

- The Company accrues the payment of contingent purchase price if the events surrounding the contingency are deemed assured beyond a reasonable doubt.

Goodwill and Intangible Assets

Goodwill represents the excess of the purchase price over the estimated fair value of the net tangible and intangible assets of the acquired entities. Goodwill and intangible assets deemed to have indefinite lives are no longer amortized but are subject to annual impairment tests in accordance with SFAS No. 142, "Goodwill and Other Intangible Assets", ("SFAS No. 142"). Other intangible assets, including those meeting new recognition criteria under SFAS No. 142, continue to be amortized over their estimated useful lives.

The Company tests goodwill for impairment annually using the two-step process prescribed in SFAS No. 142. The first step is a screen for potential impairment, while the second step measures the amount of the impairment, if any. At least annually in the fourth quarter of the year, the Company performs impairment tests of goodwill and indefinite-lived intangible assets based on the carrying values. As a result of performing the tests for potential impairment, the Company determined that no impairment existed as of December 31, 2004 or 2005 and therefore, there were no write-downs to any of its goodwill or indefinite-lived intangible assets.

The Company acquired indefinite-lived intangible assets, long-term franchise agreements, contracts and non-competition agreements in connection with certain of its acquisitions. The amounts assigned to indefinite-lived intangible assets consist of the value of certain perpetual rights to provide solid waste collection and transportation services in specified territories. The estimated fair value of the acquired indefinite-lived intangible assets, long-term franchise agreements and contracts was determined by management based on the discounted net cash flows associated with the rights, agreements and contracts. The estimated fair value of the non-competition agreements reflects management's estimates based on the amount of revenue protected under such agreements. The amounts assigned to the franchise agreements, contracts, and non-competition agreements are being amortized on a straight-line basis over the expected term of the related agreements (ranging from 1 to 56 years). In accordance with the provisions of SFAS No. 142, indefinite-lived intangible assets resulting from acquisitions completed subsequent to June 30, 2001 are not amortized; however, they are required to be classified separately from goodwill.

Restricted Assets

Restricted assets held by trustees consist principally of funds deposited in connection with landfill final capping, closure and post-closure obligations and other financial assurance requirements. Proceeds from these financing arrangements are directly deposited into trust funds, and the Company does not have the ability to utilize the funds in regular operating activities.

Asset Impairments

Long-lived assets consist primarily of property, plant and equipment, goodwill and other intangible assets. Property, plant, equipment and other intangible assets are carried on the Company's consolidated financial statements based on their cost less accumulated depreciation or amortization. The recoverability of these assets is tested whenever events or changes in circumstances indicate that their carrying amount may not be recoverable.

Typical indicators that an asset may be impaired include:

- A significant decrease in the market price of an asset or asset group;
- A significant adverse change in the extent or manner in which an asset or asset group is being used or in its physical condition;
- A significant adverse change in legal factors or in the business climate that could affect the value of an asset or asset group, including an adverse action or assessment by a regulator;
- An accumulation of costs significantly in excess of the amount originally expected for the acquisition or construction of a long-lived asset;

(DOLLAR AMOUNTS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

- Current period operating or cash flow losses combined with a history of operating or cash flow losses or a projection or forecast that demonstrates continuing losses associated with the use of a long-lived asset or asset group; or
- A current expectation that, more likely than not, a long-lived asset or asset group will be sold or otherwise disposed of significantly before the end of its previously estimated useful life.

If any of these or other indicators occur, a test of recoverability is performed by comparing the carrying value of the asset or asset group to its undiscounted expected future cash flows. If the carrying values are in excess of undiscounted expected future cash flows, impairment is measured by comparing the fair value of the asset to its carrying value. Fair value is determined by an internally developed discounted projected cash flow analysis of the asset. Cash flow projections are sometimes based on a group of assets, rather than a single asset. If cash flows cannot be separately and independently identified for a single asset, the Company will determine whether an impairment has occurred for the group of assets for which the projected cash flows can be identified. If the fair value of an asset is determined to be less than the carrying amount of the asset or asset group, an impairment in the amount of the difference is recorded in the period that the impairment indicator occurs. Several impairment indicators are beyond the Company's control, and whether or not they will occur cannot be predicted with any certainty. Estimating future cash flows requires significant judgment and projections may vary from cash flows eventually realized. There are other considerations for impairments of landfills and goodwill, as described below.

Landfills - There are certain indicators listed above that require significant judgment and understanding of the waste industry when applied to landfill development or expansion projects. For example, a regulator may initially deny a landfill expansion permit application though the expansion permit is ultimately granted. In addition, management may periodically divert waste from one landfill to another to conserve remaining permitted landfill airspace. Therefore, certain events could occur in the ordinary course of business and not necessarily be considered indicators of impairment due to the unique nature of the waste industry.

Goodwill - The Company assesses whether goodwill is impaired on an annual basis in the fourth quarter of the year. This assessment is performed on each of the Company's four operating regions. If the Company determined the existence of goodwill impairment, the Company would measure that impairment based on the amount by which the book value of goodwill exceeds its implied fair value. The implied fair value of goodwill is determined by deducting the fair value of a reporting unit's identifiable assets and liabilities from the fair value of the reporting unit as a whole, as if that reporting unit had just been acquired and the purchase price were being initially allocated. Additional impairment assessments may be performed on an interim basis if the Company encounters events or changes in circumstances, such as those listed above, that would indicate that, more likely than not, the book value of goodwill has been impaired.

Fair Value of Financial Instruments

The Company's financial instruments consist primarily of cash, trade receivables, restricted assets, trade payables, debt instruments and interest rate swaps. As of December 31, 2004 and 2005, the carrying values of cash, trade receivables, restricted assets, and trade payables are considered to be representative of their respective fair values. The carrying values of the Company's debt instruments, excluding the 2022 Floating Rate Convertible Subordinated Notes, approximate their fair values as of December 31, 2004 and 2005, based on current incremental borrowing rates for similar types of borrowing arrangements. The Company's 2022 Floating Rate Convertible Subordinated Notes have a carrying value of $175,000 and had a fair value of approximately $203,333 at December 31, 2004 and $193,900 at December 31, 2005, based on the publicly quoted trading price of these notes. The Company's interest rate swaps are recorded at their estimated fair values based on estimated cash flows calculated using interest rate yield curves as of December 31, 2004 and 2005.

(DOLLAR AMOUNTS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

Derivative Financial Instruments

The Company recognizes all derivatives on the balance sheet at fair value. Derivatives that are not hedges must be adjusted to fair value through income. If the derivative is a hedge, depending on the nature of the hedge, changes in the fair value of derivatives will either be offset against the change in fair value of the hedged assets, liabilities, or firm commitments through earnings or recognized in other comprehensive income (Note 12) until the hedged item is recognized in earnings. The ineffective portion of a derivative's change in fair value is immediately recognized in earnings.

The Company's objective for utilizing derivative instruments is to reduce its exposure to fluctuations in cash flows due to changes in the variable interest rates of certain borrowings issued under its credit facility and other variable rate debt. The Company's strategy to achieve that objective involves entering into interest rate swaps that are specifically designated to certain variable rate instruments and accounted for as cash flow hedges.

At December 31, 2005, the Company's derivative instruments consisted of seven interest rate swap agreements that effectively fix the interest rate on the applicable notional amounts of the Company's variable rate debt as follows:

Date Entered		Notional Amount	Interest Rate*	Effective Date	Expiration Date
May 2003	$	87,500	2.67%	February 2004	February 2007
May 2003	$	87,500	2.68%	February 2004	February 2007
March 2004	$	37,500	2.25%	March 2004	March 2007
March 2004	$	37,500	2.25%	March 2004	March 2007
September 2005	$	175,000	4.33%	February 2007	February 2009
September 2005	$	75,000	4.34%	March 2007	March 2009
December 2005	$	150,000	4.76%	June 2006	June 2009

* plus applicable margin.

All the interest rate swap agreements are considered highly effective as cash flow hedges for a portion of the Company's variable rate debt, and the Company applies hedge accounting to account for these instruments. The notional amounts and all other significant terms of the swap agreements are matched to the provisions and terms of the variable rate debt being hedged.

Income Taxes

The Company uses the liability method to account for income taxes. Under this method, deferred tax assets and liabilities are determined based on differences between the financial reporting and income tax bases of assets and liabilities and are measured using the enacted tax rates and laws that are expected to be in effect when the differences are expected to reverse. The Company assumes the deductibility of certain costs in its income tax filings and estimates the future recovery of deferred tax assets.

The Company has accrued income tax reserves for contingencies identified in the preparation of previously filed tax returns. The Company establishes the reserves based upon management's assessment of exposure associated with permanent differences, tax credits and interest expense. The tax reserves are analyzed quarterly and adjustments are made as events occur to warrant adjustments to the reserve. For example, if the statutory period for assessing tax on a given tax return or period lapses, the reserve associated with that period will be reduced.

Stock-Based Compensation

As permitted under the provisions of SFAS No. 123, "Accounting for Stock-Based Compensation" ("SFAS No. 123"), the Company has elected to account for stock-based compensation using the intrinsic value method prescribed by APB 25, "Accounting

(DOLLAR AMOUNTS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

for Stock Issued to Employees." Under the intrinsic value method, compensation cost is the excess, if any, of the quoted market price or fair value of the stock at the grant date or other measurement date over the amount an employee must pay to acquire the stock.

The weighted average grant date fair values per share for options granted during 2003, 2004 and 2005 are as follows:

	2003	2004	2005
Exercise prices equal to market price of stock	$ 5.17	$ 6.06	$ 6.74
Exercise prices less than market price of stock	--	--	17.67

During the year ended December 31, 2005, the Company issued 1,500 options at an exercise price less than the market price of the Company's common stock.

Pro forma information regarding net income and earnings per share is required by SFAS No. 123, and has been determined as if the Company had accounted for its employee stock options under the fair value method of that Statement. The fair value for these options was estimated at the date of grant using a Black-Scholes option pricing model with the following weighted-average assumptions for the years ended December 31, 2003, 2004 and 2005: risk-free interest rate of 2.4%, 3.1%, and 4.0%, respectively; dividend yield of zero; volatility factor of the expected market price of the Company's common stock of 25%, 24%, and 20%, respectively; and a weighted-average expected life of the option of 4 years for the years ended December 31, 2003 and 2004, and 3.4 years for the year ended December 31, 2005.

The Black-Scholes option valuation model was developed for use in estimating the fair value of traded options which have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions including the expected stock price volatility. Because the Company's employee stock options have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, in management's opinion, the existing models do not necessarily provide a reliable single measure of the fair value of the Company's employee stock options.

For purposes of pro forma disclosures, the estimated fair value of the options is amortized to expense over the options' vesting period. The net income as reported reflects the one-time charge of $1,617 ($1,021 net of tax) incurred by the Company related to the accelerated vesting of shares previously awarded to employees. The Company estimates that the acceleration eliminated $15,254 ($9,610 net of tax) in compensation expense that would have been recognized under the provisions of SFAS 123(R), over the three year period of 2006 - 2008 as the stock options vested. For additional information related to this modification of outstanding awards, refer to Note 11.

(DOLLAR AMOUNTS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

The following table summarizes the Company's pro forma net income and pro forma basic and diluted net income per share for the years ended December 31, 2003, 2004 and 2005:

	Year Ended December 31,		
	2003	2004	2005
Net income, as reported	$ 65,596	$ 72,271	$ 83,943
Add: stock-based employee compensation expense included in reported net income, net of related tax effects	196	611	1,779
Deduct: total stock-based employee compensation expense determined under the fair value method for all awards, net of related tax effects	(7,105)	(8,414)	(16,495)
Pro forma net income	$ 58,687	$ 64,468	$ 69,227
Earnings per share:			
Basic - as reported	$ 1.54	$ 1.55	$ 1.80
Basic - pro forma	1.38	1.38	1.48
Diluted - as reported	1.45	1.50	1.74
Diluted - pro forma	1.31	1.34	1.44

Per Share Information

Basic net income per share is computed using the weighted average number of common shares outstanding. Diluted net income per share is computed using the weighted average number of common and potential common shares outstanding. Potential common shares are excluded from the computation if their effect is anti-dilutive.

Advertising Costs

Advertising costs are expensed as incurred. Advertising expense for the years ended December 31, 2003, 2004 and 2005 was $1,842, $2,075, and $2,057, respectively.

Insurance Liabilities

The Company is primarily self-insured for automobile liability, property, general liability, workers' compensation, employer's liability and employee group health claims. The Company's insurance accruals are based on claims filed and estimates of claims incurred but not reported and are developed by the Company's management with assistance from its third-party actuary and its third-party claims administrator. The insurance accruals are influenced by the Company's past claims experience factors, which have a limited history, and by published industry development factors. At December 31, 2004 and 2005, the Company's total accrual for self-insured liabilities was $16,859 and $21,086, respectively.

Segment Information

The Company identifies its operating segments based on management responsibility and geographic location. The Company considers each of its four operating regions that report stand-alone financial information and have segment managers that report to the Company's chief operating decision maker to be an operating segment. The Company has assessed and determined that it has met all of the aggregation criteria required under SFAS No. 131, "Disclosures About Segments of an Enterprise and Related Information" ("SFAS 131"), to aggregate its multiple operating segments into one reportable segment. Therefore, all four operating regions have been aggregated together and are reported as a single segment consisting of the collection, transfer, recycling and disposal of non-hazardous solid waste primarily in the Western and Southern United States.

(DOLLAR AMOUNTS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

Reclassifications

Certain amounts reported in the Company's prior years' consolidated financial statements have been reclassified to conform with the 2005 presentation.

New Accounting Pronouncements

SFAS 123(R)

On December 16, 2004, the FASB issued FASB Statement No. 123 (revised 2004), "Share-Based Payment" ("SFAS 123(R)"), which is a revision of SFAS 123. SFAS 123(R) supersedes APB 25, "Accounting for Stock Issued to Employees" and amends FASB Statement No. 95, "Statement of Cash Flows." Generally, the approach in SFAS 123(R) is similar to the approach described in SFAS 123. However, SFAS 123(R) requires all share-based payments to employees, including grants of employee stock options, to be recognized in the income statement based on their fair values. Pro forma disclosure is no longer an alternative.

SFAS 123(R) must be adopted in the first annual reporting period beginning after June 15, 2005. Early adoption will be permitted in periods in which financial statements have not yet been issued. The Company adopted SFAS 123(R) on January 1, 2006. SFAS 123(R) permits public companies to adopt its requirements using one of two methods:

A "modified prospective" method in which compensation cost is recognized beginning with the effective date (a) based on the requirements of SFAS 123(R) for all share-based payments granted after the effective date and (b) based on the requirements of SFAS 123 for all awards granted to employees prior to the effective date of SFAS 123(R) that remain unvested on the effective date.

A "modified retrospective" method which includes the requirements of the modified prospective method described above, but also permits entities to restate based on the amounts previously recognized under SFAS 123 for purposes of pro forma disclosures either (a) all prior periods presented or (b) prior interim periods of the year of adoption.

The Company adopted the "modified prospective" approach.

As permitted by SFAS 123, the Company currently accounts for share-based payments to employees using APB 25's intrinsic value method and, as such, generally recognizes no compensation cost for employee stock options. Accordingly, the adoption of SFAS 123(R)'s fair value method will have a significant impact on the Company's results of operations, although it will have no impact on its overall cash flows. The impact of adoption of SFAS 123(R) cannot be predicted at this time because it will depend on levels of share-based payments granted in the future. However, had the Company adopted SFAS 123(R) in prior periods, the impact of that standard would have approximated the impact of SFAS 123 as described in the disclosure of pro forma net income and earnings per share included within this note to the Company's consolidated financial statements.

SFAS 123(R) also requires the benefits of tax deductions in excess of recognized compensation cost to be reported as a financing cash flow, rather than as an operating cash flow as required under current literature. This requirement will reduce net operating cash flows and increase net financing cash flows in periods after adoption. While the Company cannot estimate what those amounts will be in the future (because they depend on, among other things, when employees exercise stock options), the amount of operating cash flows recognized in prior periods for such excess tax deductions were $3,078, $8,195 and $7,338 for the years ended December 31, 2003, 2004, and 2005, respectively.

FIN 47

In March 2005, the FASB issued FASB Interpretation No. 47, "Accounting for Conditional Asset Retirement Obligations" ("FIN 47"), which clarifies the impact that uncertainty surrounding the timing or method of settling an obligation should have on accounting

(DOLLAR AMOUNTS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

for that obligation under SFAS 143. FIN 47 is effective December 31, 2005 for calendar year companies. The adoption of FIN 47 did not have a material impact on the Company's consolidated financial statements.

SFAS 153

In December 2004, the FASB issued SFAS No. 153, *Exchanges of Nonmonetary Assets an amendment of APB Opinion No. 29* ("SFAS 153"). SFAS 153 is based on the principle that exchanges of nonmonetary assets should be measured based on the fair value of the assets exchanged and amends APB No. 29 to eliminate the exception of nonmonetary exchanges of similar productive assets and replaces it with a general exception of exchanges of nonmonetary assets that do not have commercial substance. A nonmonetary exchange has commercial substance if the future cash flows of the entity are expected to change significantly as a result of the exchange. SFAS 153 is effective for nonmonetary asset exchanges occurring in fiscal periods beginning after June 15, 2005. The Company does not expect the adoption of SFAS 153 to have a material impact on the Company's financial position or results of operations.

SFAS 154

In May 2005, the FASB issued SFAS No. 154, *Accounting Changes and Error Corrections* ("SFAS 154") which replaces APB Opinion No. 20, *Accounting Changes* ("APB No. 20"), and SFAS No. 3, *Reporting Accounting Changes in Interim Financial Statements – An Amendment of APB Opinion No. 28*. SFAS 154 provides guidance on the accounting for and reporting of accounting changes and error corrections. Specifically, SFAS 154 requires "retrospective application" of the direct effect for a voluntary change in accounting principle to prior periods' financial statements, if it is practicable to do so. SFAS 154 also strictly redefines the term "restatement" to mean the correction of an error by revising previously issued financial statements. SFAS 154 replaces APB No. 20, which requires that most voluntary changes in accounting principle be recognized by including in net income of the period of the change the cumulative effect of changing to the new accounting principle. Unless adopted early, SFAS 154 is effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005. The Company does not expect the adoption of SFAS 154 to have a material impact on the Company's financial position or results of operations except to the extent that the statement requires retrospective application in circumstances that would previously have been affected in the period of the change under APB No. 20.

2. USE OF ESTIMATES AND ASSUMPTIONS

In preparing the Company's consolidated financial statements, several estimates and assumptions are made that affect the accounting for and recognition of assets, liabilities, revenues and expenses. These estimates and assumptions must be made because certain of the information that is used in the preparation of the Company's consolidated financial statements is dependent on future events, cannot be calculated with a high degree of precision from data available or is simply not capable of being readily calculated based on generally accepted methodologies. In some cases, these estimates are particularly difficult to determine and the Company must exercise significant judgment. The most difficult, subjective and complex estimates and the assumptions that deal with the greatest amount of uncertainty are related to the Company's accounting for landfills, self-insurance, allocation of acquisition purchase price and asset impairments and are discussed in Note 1. One additional area that involves estimation is when the Company estimates the amount of potential exposure it may have with respect to litigation, claims and assessments in accordance with SFAS No. 5, "Accounting for Contingencies." Actual results for all estimates could differ materially from the estimates and assumptions that the Company uses in the preparation of its consolidated financial statements.

WASTE CONNECTIONS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(DOLLAR AMOUNTS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

3. DISCONTINUED OPERATIONS

In the third and fourth quarters of 2004, the Company disposed of all of its operations in the state of Georgia and a hauling operation in Washington. The operations in Georgia were exchanged for hauling, transfer and disposal operations in Tennessee and Mississippi. In the second quarter of 2005, the Company disposed of a hauling operation in Utah and exited a landfill operating contract with a finite term in California. All periods presented have been restated to present the results for these operations as discontinued operations.

The table below reflects the discontinued operations as of December 31, 2003, 2004, and 2005 as follows:

	Years Ended December 31,		
	2003	2004	2005
Revenues	$ 21,712	$ 16,098	$ 1,367
Operating expenses:			
Cost of operations	16,940	13,009	2,041
Selling, general and administrative	3,123	2,000	195
Depreciation and amortization	2,276	2,317	250
Loss (gain) on disposal of assets and operations (a)	185	210	(197)
Operating loss	(812)	(1,438)	(922)
Other income, net	19	--	--
Loss from operations of discontinued operations	(793)	(1,438)	(922)
Income tax benefit	294	351	343
Loss on discontinued operations	$ (499)	$ (1,087)	$ (579)

(a) Loss on disposal of assets and operations for the year end December 31, 2004 includes $62 of gain on the sale of the operations in Washington and $6 of gain on the disposal of the Company's Georgia operations.

Additionally, the table below reflects the disposed assets and liabilities related to these operations. Assets and liabilities disposed in 2005 related to the hauling operation in Utah and landfill operating contract in California were not material.

	2004 Disposals
Disposed assets:	
Accounts receivable	$ 1,271
Prepaid expenses and other current assets	106
Other long-term assets	452
Property and equipment, net	18,254
Goodwill, net	14,262
Intangible assets, net	108
Disposed liabilities:	
Deferred revenue	(972)
Other liabilities	(39)
	$ 33,442

(DOLLAR AMOUNTS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

4. ACQUISITIONS

2004 and 2005 Acquisitions

The Company's growth strategy includes the acquisition of solid waste businesses located in markets with significant growth opportunities. Acquisitions are accounted for under the purchase method of accounting. The results of operations of the acquired businesses have been included in the Company's consolidated financial statements from their respective acquisition dates.

During 2004, the Company acquired Northwest Container Services, Inc. and 13 non-hazardous solid waste businesses that were accounted for as purchases. Aggregate consideration for the acquisitions consisted of $43,865 in cash (net of cash acquired), $31,440 of net assets exchanged for new operations, $6,686 in notes payable to sellers, common stock warrants valued at $224 and the assumption of debt and long-term liabilities totaling $24,608.

During 2005, the Company acquired Mountain Jack Environmental Services, Inc. and 17 non-hazardous solid waste businesses that were accounted for as purchases. Aggregate consideration for the acquisitions consisted of $78,889 in cash (net of cash acquired), $254 in notes payable to sellers, common stock warrants valued at $82 and the assumption of debt and long-term liabilities totaling $25,481.

The purchase prices have been allocated to the identified intangible assets and tangible assets acquired and liabilities assumed based on their estimated fair values at the dates of acquisition, with any residual amounts allocated to goodwill. The purchase price allocations are considered preliminary until the Company is no longer waiting for information that it has arranged to obtain and that is known to be available or obtainable. Although the time required to obtain the necessary information will vary with circumstances specific to an individual acquisition, the "allocation period" for finalizing purchase price allocations generally does not exceed one year from the consummation of a business combination. In 2005, the Company completed a review of the income tax basis of the assets acquired in an acquisition completed in 1999. Based on the Company's review, the income tax basis of the assets acquired was revised and is less than the amount the Company initially recorded. In addition, the fair value of the assets recorded required revision based on the Company's 2005 review. As a result, the Company recorded a net increase of $19,807 to goodwill and a corresponding increase of $19,807 to deferred income tax liabilities. The impact on the Company's income statements for the year ended December 31, 2005 and on any prior period was inconsequential.

As of December 31, 2005, the Company had twelve acquisitions for which purchase price allocations were preliminary, mainly as a result of pending working capital valuations. The Company believes the potential changes to its preliminary purchase price allocations will not have a material impact on its financial condition, results of operations or cash flows.

(DOLLAR AMOUNTS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

A summary of the purchase price allocations for acquisitions consummated in 2004 and preliminary purchase price allocations for the acquisitions consummated in 2005 is as follows:

	2004 Acquisitions	2005 Acquisitions
Assets:		
Accounts receivable	$ 5,866	$ 3,641
Prepaid expenses and other current assets	1,021	439
Property and equipment	33,824	23,910
Goodwill	66,982	62,628
Long-term franchise agreements and contracts	5,226	5,170
Indefinite-lived intangibles	--	6,646
Other intangibles	1,115	9,575
Non-competition agreements	211	793
Other assets	2,133	--
Liabilities:		
Deferred revenue	(18)	(1,984)
Accounts payable	(2,608)	(2,455)
Accrued liabilities	(6,786)	(2,432)
Notes issued to sellers	(6,686)	(254)
Debt and long-term liabilities assumed	(24,608)	(25,481)
Deferred income taxes	(143)	(1,225)
Total consideration, net	$ 75,529	$ 78,971

During the year ended December 31, 2004, the Company paid $2,919 of acquisition-related liabilities accrued at December 31, 2003. During the year ended December 31, 2005, the Company paid $1,960 of acquisition-related liabilities accrued at December 31, 2004.

Goodwill and long-term franchise agreements, contracts, and other intangibles acquired in 2004 totaling $40,594 and $5,134, respectively, are expected to be deductible for tax purposes. Goodwill and long-term franchise agreements, contracts, and other intangibles acquired in 2005 totaling $60,645 and $20,074, respectively, are expected to be deductible for tax purposes.

In connection with an acquisition consummated in 2002, the Company is required to pay $2,000 of contingent consideration in cash to the former shareholders which is triggered by the Company obtaining an expansion permit for a landfill acquired. The Company has accrued the $2,000 contingent cash payment because it considers it beyond a reasonable doubt that the expansion permit for the landfill acquired in 2002 will be obtained.

(DOLLAR AMOUNTS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

The following pro forma results of operations assume that the Company's significant acquisitions occurring in 2004 and 2005, accounted for using the purchase method of accounting, were acquired as of January 1, 2004 (unaudited):

	Year Ended December 31,	
	2004	2005
Total revenue	$ 690,072	$ 742,017
Income from continuing operations	74,757	84,887
Net income	73,670	84,308
Basic income per share	1.58	1.81
Diluted income per share	1.52	1.75

The unaudited pro forma results do not purport to be indicative of the results of operations which actually would have resulted had the acquisitions occurred on January 1, 2004, nor are they necessarily indicative of future operating results.

The following pro forma results of operations assume that the Company's significant acquisitions occurring in 2003 and 2004, accounted for using the purchase method of accounting, were acquired as of January 1, 2003 (unaudited):

	Year Ended December 31,	
	2003	2004
Total revenue	$ 613,314	$ 656,019
Income from continuing operations	65,908	73,288
Net income	65,691	72,201
Basic income per share	1.55	1.55
Diluted income per share	1.45	1.49

The unaudited pro forma results do not purport to be indicative of the results of operations which actually would have resulted had the acquisitions occurred on January 1, 2003, nor are they necessarily indicative of future operating results.

5. INTANGIBLE ASSETS

Intangible assets, exclusive of goodwill, consisted of the following at December 31, 2005:

	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount
Amortizable intangible assets:			
Long-term franchise agreements and contracts	$ 56,617	$ (5,351)	$ 51,266
Non-competition agreements	4,783	(3,460)	1,323
Other, net	13,106	(1,892)	11,214
	74,506	(10,703)	63,803
Nonamortized intangible assets:			
Indefinite-lived intangible assets	23,848	--	23,848
Intangible assets, exclusive of goodwill	$ 98,354	$ (10,703)	$ 87,651

The weighted-average amortization periods of long-term franchise agreements, non-competition agreements and other intangibles acquired during the year ended December 31, 2005 are 28 years, 5 years and 8 years, respectively.

(DOLLAR AMOUNTS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

Intangible assets, exclusive of goodwill, consisted of the following at December 31, 2004:

	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount
Amortizable intangible assets:			
Long-term franchise agreements and contracts	$ 51,799	$ (3,684)	$ 48,115
Non-competition agreements	3,990	(2,967)	1,023
Other, net	3,531	(1,130)	2,401
	59,320	(7,781)	51,539
Nonamortized intangible assets:			
Indefinite-lived intangible assets	17,202	--	17,202
Intangible assets, exclusive of goodwill	$ 76,522	$ (7,781)	$ 68,741

The weighted-average amortization periods of long-term franchise agreements, non-competition agreements and other intangibles acquired during the year ended December 31, 2004 are 21 years, 5 years and 10 years, respectively.

The amounts assigned to indefinite-lived intangible assets consist of the value of certain perpetual rights to provide solid waste collection and transportation services in specified territories. These indefinite-lived intangible assets were subject to amortization prior to the Company's adoption of SFAS No. 142.

Estimated future amortization expense for the next five years of amortizable intangible assets is as follows:

For the year ended December 31, 2006	$ 3,891
For the year ended December 31, 2007	3,720
For the year ended December 31, 2008	3,577
For the year ended December 31, 2009	3,337
For the year ended December 31, 2010	3,265

Total amortization expense for intangible assets was $1,677, $2,477 and $3,070 for the years ended December 31, 2003, 2004 and 2005, respectively.

6. PROPERTY AND EQUIPMENT

Property and equipment consists of the following:

	Years Ended December 31,	
	2004	2005
Landfill site costs	$ 447,239	$ 486,303
Rolling stock	159,785	194,199
Land, buildings and improvements	76,447	83,852
Containers	76,736	95,210
Machinery and equipment	75,816	89,365
Construction in process	1,140	3,784
	837,163	952,713
Less accumulated depreciation and depletion	(196,433)	(252,205)
	$ 640,730	$ 700,508

(DOLLAR AMOUNTS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

The Company's landfill depletion expense for the years ended December 31, 2003, 2004 and 2005 was $13,618, $15,300 and $16,844, respectively.

7. OTHER ASSETS, NET

Other assets, net, consist of the following:

	Years Ended December 31,	
	2004	2005
Deferred financing costs	$ 10,093	$ 8,654
Investment in unconsolidated entity	5,300	5,300
Landfill closure receivable	--	6,774
Deposits	2,874	927
Unrealized interest-rate swap gains	2,875	2,328
Other	2,456	2,781
	$ 23,598	$ 26,764

8. ACCRUED LIABILITIES

Accrued liabilities consist of the following:

	Years Ended December 31,	
	2004	2005
Insurance claims	$ 16,859	$ 21,086
Payroll and payroll-related	9,337	10,620
Interest payable	2,665	2,615
Acquisition-related	4,600	1,613
Income taxes payable	--	3,873
Other	4,483	4,715
	$ 37,944	$ 44,522

(DOLLAR AMOUNTS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

9. LONG-TERM DEBT

Long-term debt consists of the following:

	Years Ended December 31,	
	2004	2005
Revolver under Credit Facility	$ 261,000	$ 367,000
2022 Floating Rate Convertible Subordinated Notes	175,000	175,000
2001 Wasco Bonds	12,560	12,165
California Tax-Exempt Bonds	25,685	24,045
Notes payable to sellers in connection with acquisitions, unsecured, bearing interest at 5.2% to 7.5%, principal and interest payments due periodically with due dates ranging from 2006 to 2036	9,214	7,849
Notes payable to third parties, secured by substantially all assets of certain subsidiaries of the Company, bearing interest at 5.1% to 11.0%, principal and interest payments due periodically with due dates ranging from 2006 to 2010	15,150	10,903
	498,609	596,962
Less - current portion	(9,266)	(10,858)
	$ 489,343	$ 586,104

Credit Facility

As of December 31, 2004, the Company had a revolving credit facility – the November 2004 credit facility - under which the maximum borrowings amounted to $650,000, with a syndicate of banks for which Bank of America, N.A. (formerly Fleet National Bank) acts as agent. As of December 31, 2004, $261,000 was outstanding under the November 2004 credit facility, exclusive of outstanding stand-by letters of credit of $47,738. As of December 31, 2005, $367,000 was outstanding under the November 2004 credit facility, exclusive of outstanding stand-by letters of credit of $55,736.

The November 2004 credit facility requires interest payments in accordance with the terms of the credit agreement and matures in October 2009. Under the November 2004 credit facility, there is no maximum amount of stand-by letters of credit that can be issued; however, the issuance of stand-by letters of credit reduces the amount of total borrowings available. The November 2004 credit facility requires the Company to pay a commitment fee ranging from 0.20% to 0.50% of the unused portion of the November 2004 credit facility. The Company is able to increase the maximum borrowings under the November 2004 credit facility to $800,000, provided that no event of default, as defined, has occurred, although no existing lender will have any obligation to increase its commitment. The borrowings under the November 2004 credit facility bear interest, at the Company's option, at either the base rate plus the applicable base rate margin (5.3% and 7.3% as of December 31, 2004 and 2005, respectively) on base rate loans, or the Eurodollar rate plus the applicable Eurodollar margin (approximately 3.3% and 5.4% as of December 31, 2004 and 2005, respectively) on Eurodollar loans. The applicable margin under the November 2004 credit facility varies depending on the Company's leverage ratio, as defined in the November 2004 credit agreement, and range from 0.875% to 2.00% for Eurodollar loans and up to 0.50% for base rate loans. Virtually all of the Company's assets, including its interest in the equity securities of its subsidiaries, collateralize its obligations under the November 2004 credit facility. The November 2004 credit facility contains customary representations and warranties and places certain business, financial and operating restrictions on the Company relating to, among other things, indebtedness, liens and other encumbrances, investments, mergers and acquisitions, asset sales, sale and leaseback transactions, and dividends, distributions and redemptions of capital stock. The November 2004 credit agreement requires that the Company maintains specified financial ratios and balances, and obtains the lenders' approval of acquisitions in certain circumstances. As of December 31, 2004 and 2005, the Company was in compliance with all applicable covenants in the November 2004 credit facility.

(DOLLAR AMOUNTS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

On January 12, 2006, the Company amended and restated the November 2004 credit facility in its entirety. Under the new credit agreement, the senior secured revolving credit facility available to the Company increased to $850,000 and extended the maturity date to January 2011. The applicable margins under the revolving credit facility vary depending on the Company's leverage ratio, as defined in the new credit agreement, and range from 0.875% to 1.50% for Eurodollar loans and 0.00% for base rate loans. Based on the Company's leverage ratio at closing, the applicable interest rate under the new credit agreement was the Eurodollar rate plus 1.00%. Commitment fees for the available but unused portion of the revolving credit facility have been reduced under the new credit agreement. Under the new credit agreement, there is no maximum amount of standby letters of credit that can be issued; however, the issuance of standby letters of credit reduces the amount of total borrowings available. The Company is able to increase the maximum borrowings under the new credit agreement to $1,050,000, provided that no event of default, as defined, has occurred, although no existing lender has any obligation to increase its commitment. No other material terms of the 2004 November credit facility were changed.

5.5% Convertible Subordinated Notes Due 2006

In April 2001, the Company issued 5.5% Convertible Subordinated Notes due April 2006 (the "2006 Convertible Subordinated Notes") with an aggregate principal amount of $150,000 in a Rule 144A offering. The 2006 Convertible Subordinated Notes were uncollateralized, ranked junior to existing and future senior indebtedness, as defined in the indenture governing the notes, and were convertible at any time at the option of the holder into common stock at a conversion price of $25.35 per share. The notes were callable by the Company beginning April 2004 at an early call premium of 102.2%. In April 2004, the Company redeemed its 2006 Convertible Subordinated Notes. Holders of the notes chose to convert a total of $123,648 principal amount of the notes into 4,876,968 shares of Waste Connections common stock at a price of approximately $25.35 per share, or approximately 39.443 shares per $1 principal amount of notes, plus cash in lieu of fractional shares. The Company redeemed the balance of $26,352 principal amount of the notes with proceeds from its credit facility at a redemption price of $1.022 per $1 principal amount of the notes. All holders of the notes also received accrued interest of $0.0275 per $1 principal amount of notes. As a result of the redemption, the Company recognized $1,478 of pre-tax expense ($1,125 net of taxes) in April 2004.

Floating Rate Convertible Subordinated Notes due 2022

In April 2002, Waste Connections issued Floating Rate Convertible Subordinated Notes due 2022 (the "2022 Floating Rate Convertible Subordinated Notes") with an aggregate principal amount of $175,000 in a Rule 144A offering. The 2022 Floating Rate Convertible Subordinated Notes are uncollateralized and rank junior to all existing and future senior indebtedness, as defined in the indenture governing the 2022 Floating Rate Convertible Subordinated Notes. The 2022 Floating Rate Convertible Subordinated Notes bear interest at the 3-month LIBOR rate plus 50 basis points, payable quarterly (2.7% and 4.8%, as of December 31, 2004 and 2005, respectively). The net proceeds from the sale of the 2022 Floating Rate Convertible Subordinated Notes were used to repay a portion of the outstanding indebtedness under the Company's credit facility.

In the third quarter of 2004, the Company completed an exchange offer with respect to all of its 2022 Floating Rate Convertible Subordinated Notes. The Company offered to exchange $1 in principal amount of new 2022 Floating Rate Convertible Subordinated Notes for each $1 in principal amount of its old 2022 Floating Rate Convertible Subordinated Notes accepted for exchange. Through the exchange offer, the Company updated certain features of the old 2022 Floating Rate Convertible Subordinated Notes with terms that are now prevalent in the convertible note market. These features include required (subject to certain exceptions) payment of the principal value in cash and net share settle of the conversion value in excess of the principal value of the notes upon conversion and dividend protection provisions. No other material terms of the 2022 notes, including maturity date and interest rate, were changed.

(DOLLAR AMOUNTS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

The holders may surrender notes for conversion into common stock at a conversion price of $32.26 per share at any time prior to the maturity date, only if any of the following conditions are satisfied:

(a) the closing sale price per share of the Company's common stock for at least 20 trading days in the period of 30 consecutive trading days ending on the last trading day of the calendar quarter preceding the calendar quarter in which the conversion occurs is more than 110% of the conversion price per share on that thirtieth trading day;
(b) during such period, if any, that the credit ratings assigned to the 2022 Floating Rate Convertible Subordinated Notes by Moody's Investors Service, Inc. and Standard & Poor's Rating Group (the "Rating Agencies") are reduced below B3 or B-, respectively;
(c) if neither Rating Agency is rating the 2022 Floating Rate Convertible Subordinated Notes;
(d) during the five business days immediately following any nine consecutive trading day period in which the trading price of the 2022 Floating Rate Convertible Subordinated Notes (per $1 principal amount) for each day of such period is less than 95% of the product of the closing sale price of the Company's common stock on that day multiplied by the number of shares issuable upon conversion of $1 principal amount of the 2022 Floating Rate Convertible Subordinated Notes;
(e) upon the occurrence of specified corporate transactions; or
(f) if the 2022 Floating Rate Convertible Subordinated Notes have been called for redemption and the redemption has not yet occurred. The dividend protection provisions provide a lowering of the conversion price if a dividend is issued while the notes are still outstanding.

The Company may redeem all or a portion of the 2022 Floating Rate Convertible Subordinated Notes for cash at any time on or after May 7, 2006. Holders of the 2022 Floating Rate Convertible Subordinated Notes may require the Company to purchase their notes in cash at a price of par plus accrued and unpaid interest, if any, upon a change in control of the Company, as defined in the indenture, or on any of the following dates: May 1, 2009, May 1, 2012 and May 1, 2017.

Wasco Bond

In December 1999, the Company completed a $13,600 tax-exempt bond financing for its Wasco subsidiary (the "Wasco Bond"). These funds were used for the acquisition, construction, furnishing, equipping and improving of a landfill located in Wasco County, Oregon (the "Landfill Project"). In March 2001, the Company refinanced the Wasco Bond by completing $13,600 of tax-exempt revenue bond financing through the issuance of three bonds (the "2001 Wasco Bonds"). The Company incurred debt extinguishment costs of $144, net of tax, related to this refinancing. The 2001 Wasco Bonds consist of $1,040 of 6.5% term bonds which were paid March 1, 2004, $4,085 of 7.0% term bonds due March 1, 2012 and $8,475 of 7.25% term bonds due March 1, 2021. On an annual basis, the Company is required to remit principal payments. The principal payment requirements in 2004 and 2005 were $370 and $395, respectively. The total future principal payment requirements are as follows: $425 in 2006, $455 in 2007, $485 in 2008, $525 in 2009, $560 in 2010 and $9,715 thereafter.

California Tax-Exempt Bonds

In June 1998, the Company completed a $1,800 tax-exempt bond financing for its Madera subsidiary (the "Madera Bond"). These funds were used for specified capital expenditures and improvements, including installation of a landfill gas recovery system. The bonds mature on May 1, 2016 and bear interest at variable rates based on market conditions for California tax-exempt bonds (approximately 2.1% and 3.6% at December 31, 2004 and 2005, respectively). The bonds are backed by a letter of credit issued by Bank of America under the Credit Facility for $1,829.

In July 1998 and May 1999, Cold Canyon Landfill, Inc. and South County Sanitary Service, Inc., wholly-owned subsidiaries of the Company acquired in 2002, received a total of $9,490 from the issuance of tax-exempt bond financing (the "Cold Canyon and South County Bonds") through the California Pollution Control Financing Authority. These funds were used for specified capital expenditures and improvements. The outstanding balance of the South County and Cold Canyon Bonds was $7,145 at December 31, 2004 and 2005 with scheduled principal maturities of $1,300 in May 2006 and $5,845 in July 2008. The Cold Canyon and South County Bonds bear interest at variable rates based on market conditions for California tax-exempt bonds (approximately 2.1% and

(DOLLAR AMOUNTS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

3.6% at December 31, 2004 and 2005, respectively) and are backed by a letter of credit issued by Bank of America under the Credit Facility for $7,246.

In June 1999, GreenWaste of Tehama, a wholly-owned subsidiary of the Company acquired in 2003, received a total of $3,435 from the issuance of tax-exempt bond financing (the "Tehama Bonds") through California Pollution Control Financing Authority. These funds were used to finance improvements to and expansion of certain solid waste disposal facilities. The outstanding balance of the Tehama bond was $1,630 and $1,175 at December 31, 2004 and 2005, respectively. The bond bears interest at variable rates based on market conditions for California tax-exempt bonds (approximately 2.1% and 3.6% at December 31, 2004 and 2005, respectively), and is backed by a letter of credit issued by Bank of America under the Credit Facility for $1,202. On an annual basis, the Company is required to remit principal payments. The principal payment requirements in 2004 and 2005 were $430 and $455, respectively. The total future principal payment requirements are as follows: $475 in 2006, $60 in 2007, $60 in 2008, $65 in 2009, $70 in 2010 and $445 thereafter.

In August 1997 and October 2001, GreenTeam of San Jose, a wholly-owned subsidiary of the Company acquired in 2003, received a total of $18,040 from the issuance of tax-exempt bond financing (the "San Jose Bonds") through California Pollution Control Financing Authority. These funds are used for specified capital expenditures and improvements. The outstanding balance of the San Jose bonds was $15,110 and $13,925 at December 31, 2004 and 2005, respectively. The bonds bear interest at variable rates based on market conditions for California tax-exempt bonds (approximately 2.1% and 3.6% at December 31, 2004 and 2005, respectively) and are backed by a letter of credit issued by Bank of America under the Credit Facility for $14,193. On an annual basis, the Company is required to remit principal payments. The principal payment requirements in 2004 and 2005 were $2,855 and $1,185, respectively. The total future principal payment requirements are as follows: $2,180 in 2006, $2,305 in 2007, $2,420 in 2008, $2,545 in 2009, $850 in 2010 and $3,625 thereafter.

The Company has a total of $24,045 of tax-exempt bonds at December 31, 2005 that mature through 2016 that are remarketed weekly by a remarketing agent to effectively maintain a variable yield. If the remarketing agent is unable to remarket the bonds, then the remarketing agent can put the bonds to the Company. The Company has obtained stand-by letters of credit, issued under its senior secured revolving credit facility, to guarantee repayment of the bonds in this event. The Company classified these borrowings as long-term at December 31, 2005 because the borrowings are supported by stand-by letters of credit issued under the Company's senior secured revolving credit facility which is long-term.

As of December 31, 2005, aggregate contractual future principal payments by calendar year on long-term debt are due as follows:

2006	$ 10,858
2007	6,783
2008	12,668
2009	5,396
2010	1,880
Thereafter	559,377
	$ 596,962

(DOLLAR AMOUNTS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

10. COMMITMENTS AND CONTINGENCIES

COMMITMENTS

Leases

The Company leases its facilities and certain equipment under non-cancelable operating leases for periods ranging from one to 20 years, with renewal options for certain leases. The Company's total rent expense under operating leases during the years ended December 31, 2003, 2004 and 2005 was $4,687, $5,641 and $7,422, respectively.

As of December 31, 2005, future minimum lease payments under these leases, by calendar year, are as follows:

2006	$ 6,626
2007	5,436
2008	4,834
2009	4,169
2010	3,901
Thereafter	25,461
	$ 50,427

Financial Surety Bonds

The Company uses financial surety bonds for a variety of corporate guarantees. The two largest uses of financial surety bonds are for municipal contract performance guarantees and landfill final capping, closure and post-closure financial assurance required under certain environmental regulations. Environmental regulations require demonstrated financial assurance to meet final capping, closure and post-closure requirements for landfills. In addition to surety bonds, these requirements may also be met through alternative financial assurance instruments, including insurance, letters of credit and restricted asset deposits.

At December 31, 2004 and 2005, the Company had provided customers and various regulatory authorities with surety bonds in the aggregate amount of approximately $75,323 and $80,447, respectively, to secure its landfill final capping, closure and post-closure requirements and $46,052 and $45,646, respectively, to secure performance under collection contracts and landfill operating agreements.

In August 2003, the Company paid $5,300 to acquire a 9.9% interest in a company that, among other activities, issues financial surety bonds to secure final capping, landfill closure and post-closure obligations for companies operating in the solid waste industry. The Company accounts for this investment under the cost method of accounting. There have been no identified events or changes in circumstances that may have a significant adverse effect on the fair value of the investment and, therefore, the fair value of this investment has not been estimated as it is not practicable to do so. This investee company had written final capping, landfill closure and post-closure financial surety bonds for the Company, of which $27,103 and $66,327 were outstanding as of December 31, 2004 and 2005 respectively. The Company's reimbursement obligations under these bonds are secured by a pledge of its stock in the investee company.

Put Option

The minority interests holders of a majority-owned subsidiary of Waste Connections have a currently exercisable put option to require Waste Connections to complete the acquisition of this majority-owned subsidiary by purchasing their minority ownership interests for fair market value. The put option calculates the fair market value of the subsidiary based on its current operating income before depreciation and amortization, as defined in the put option agreement. The put option does not have a stated termination date.

(DOLLAR AMOUNTS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

At December 31, 2005, the minority interests holders' pro rata share of the subsidiary's fair market value is estimated to be worth between $77 million and $92 million. Because the put is calculated at fair market value, no amounts have been accrued relative to the put option.

CONTINGENCIES

Environmental Risks

The Company is subject to liability for any environmental damage that its solid waste facilities may cause to neighboring landowners or residents, particularly as a result of the contamination of soil, groundwater or surface water, and especially drinking water, including damage resulting from conditions existing prior to the acquisition of such facilities by the Company. The Company may also be subject to liability for any off-site environmental contamination caused by pollutants or hazardous substances whose transportation, treatment or disposal was arranged by the Company or its predecessors. Any substantial liability for environmental damage incurred by the Company could have a material adverse effect on the Company's financial condition, results of operations or cash flows. As of December 31, 2005, the Company is not aware of any significant environmental liabilities.

Legal Proceedings

The Company's subsidiary, Rhino Solid Waste, Inc., owns undeveloped property in Chaparral, New Mexico, for which it sought a permit to operate a municipal solid waste landfill. After a public hearing, the New Mexico Environment Department approved the permit for the facility on January 30, 2002. Colonias Development Council, or CDC, a nonprofit organization, opposed the permit at the public hearing and appealed the Department's decision to the Court of Appeals of New Mexico, primarily on the grounds that the Department failed to consider the social impact of the landfill on the community of Chaparral, and failed to consider regional planning issues. In *Colonias Dev. Council v. Rhino Envtl. Servs. (In re Rhino Envtl. Servs.), 134 N.M. 637, 640 (N.M. Ct. App., 2003)*, the Court of Appeals affirmed the Department's decision to grant the landfill permit. CDC then appealed that decision to the Supreme Court of the state of New Mexico. On July 18, 2005, the Supreme Court reversed the Court of Appeals' decision, and remanded the matter back to the Department to conduct a limited public hearing on certain evidence CDC claims was wrongfully excluded from consideration by the hearing officer, and to allow the Department to reconsider the evidence already proffered concerning the impact of the landfill on the surrounding community's quality of life. At December 31, 2005, the Company had $8,083 of capitalized expenditures related to this landfill development project. If the Company is not ultimately issued a permit to operate the municipal solid waste landfill, the Company will be required to expense in a future period the $8,083 of capitalized expenditures, less the recoverable value of the undeveloped property and other amounts recovered, which would likely have a material adverse effect on the Company's reported income for that period.

The Company recently opened a municipal solid waste landfill in Harper County, Kansas. This landfill has been opposed by a citizens' group calling itself "Tri-County Concerned Citizens" and others. The landfill opponents initially challenged the zoning permit for the property. The Kansas Court of Appeals upheld the zoning permit, and the landfill opponents' appeal to the Kansas Supreme Court was denied in December 2004. On September 2, 2005, the Kansas Department of Health and Environment ("KDHE") issued a final permit to operate the landfill and the Company began construction on the site. On October 3, 2005, landfill opponents filed a suit (*Board of Commissioners of Sumner County, Kansas, Tri-County Concerned Citizens and Dalton Holland v. Roderick Bremby, Secretary of the Kansas Department of Health and Environment et. al*) in the District Court of Shawnee County, Kansas (Case No. 05-C-1264), alleging that a site analysis prepared for the Company and submitted to the Department as part of the process leading to the issuance of the permit was deficient in several respects. The action seeks to stay the effectiveness of the permit and to nullify it. The Company has intervened in this case. On November 26, 2005, counsel for Tri-County Concerned Citizens, Inc. and Dalton Holland filed a notice of intent to sue under the Clean Water Act with respect to the landfill, alleging that the U.S. Army Corps of Engineers' determination that no jurisdictional wetlands would be impacted by the landfill was erroneous, arbitrary, capricious and unsupported by substantial evidence. The letter also alleges that the Company is in violation of the Company's general permit under the National Pollutant Discharge Elimination System program for storm water. The letter is a pre-requisite to the complaining parties' filing a suit against the Company under the Clean Water Act. On December 23, 2005, counsel for these same parties wrote a letter to the Secretary of the KDHE alleging that the Company is in violation of its permit for allegedly not having submitted to the KDHE

(DOLLAR AMOUNTS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

certain information contained in the report of a consultant commissioned by the landfill opponents. At December 31, 2005, the Company had $8,896 of capitalized expenditures related to this landfill development project. While the Company believes that it will prevail with respect to all the matters described, if the final permit is nullified for any reason, the Company would likely appeal the decision or take steps to have the permit re-instated. If the Company is not successful in doing so, however, it will be required to expense in a future period the $8,896 of capitalized expenditures, less the recoverable value of the undeveloped property and other amounts recovered, which would likely have a material adverse effect on the Company's reported income for that period.

Resourceful Environmental Services, Inc. ("RES") filed a complaint alleging that Waste Connections, Inc. and Waste Connections of Mississippi, LLC misrepresented their intention concerning the potential purchase of RES (*Resourceful Environmental Services, Inc. v. Waste Connections et al*, Circuit Court of Tippah County, Mississippi, filed December 31, 2002, Case No. T-02-308). The Company acquired Liberty Waste in October 2001. WCI considered acquiring RES, a company Liberty Waste had considered purchasing, and ultimately WCI decided not to buy the company. RES's complaint alleges misrepresentation and conspiracy based on alleged oral assurances that the acquisition would go forward. A trial is scheduled for May 15, 2006. Plaintiff is seeking compensatory damages of $400, and punitive damages of $50,000. The Company believes that this case is without merit. The Company has not established a reserve for this case, and it has no insurance coverage in the event of recovery by the plaintiff. An adverse determination in this case, coupled with a significant damage award to the plaintiff, could have an adverse effect on the Company's reported income in the period incurred.

The Company is a party to various claims and suits pending for alleged damages to persons and property and alleged liabilities occurring during the normal operations of the solid waste management business. In the case of *Karen Colleran, Conservator of the Estate of Robert Rooney v. Waste Connections of Nebraska, Inc.*, which was filed in the District Court of Valley County, Nebraska, on October 31, 2003, the plaintiff seeks recovery for damages allegedly suffered by Father Robert Rooney when the bicycle he was riding collided with one of the Company's garbage trucks. The case was tried before a jury and a verdict finding no liability on the Company's part was reached on February 10, 2006.

In the case of *Cristobal Lozoya v. Waste Connections of Oklahoma, Inc. et al.*, which was filed in the District Court of Oklahoma County, Oklahoma, on September 27, 2004, the plaintiff seeks recovery for injuries he suffered in an accident at the Company's Oklahoma City landfill. The defendants are Waste Connections of Oklahoma, the individual operator of the equipment involved in the accident, and a personnel agency that employed the operator. The plaintiff has alleged that the defendants' actions and/or omissions constituted gross negligence and a reckless disregard for the rights and safety of others, thereby entitling plaintiff to punitive damages in an unspecified amount. The Company intends to defend this action vigorously and to seek contribution for any damage award from the personnel agency. The case is in discovery. If the case proceeds to trial and punitive damages are awarded, they would not be covered by insurance. The Company has not accrued any potential loss for punitive damages as of December 31, 2005; however, an adverse outcome in this case coupled with a significant award to the plaintiff could have a material adverse effect on the Company's reported income in the period incurred.

In the normal course of its business and as a result of the extensive governmental regulation of the solid waste industry, the Company is subject to various other judicial and administrative proceedings involving federal, state or local agencies. In these proceedings, an agency may seek to impose fines on the Company or to revoke or deny renewal of an operating permit held by the Company. From time to time the Company may also be subject to actions brought by citizens' groups or adjacent landowners or residents in connection with the permitting and licensing of landfills and transfer stations, or alleging environmental damage or violations of the permits and licenses pursuant to which the Company operates.

In addition, the Company is a party to various claims and suits pending for alleged damages to persons and property, alleged violations of certain laws and alleged liabilities arising out of matters occurring during the normal operation of the waste management business. Except as noted in the legal cases described above, as of December 31, 2005, there is no current proceeding or litigation involving the Company that the Company believes will have a material adverse impact on its business, financial condition, results of operations or cash flows.

(DOLLAR AMOUNTS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

Guarantees

The Company has guaranteed the tax-exempt bonds for its Wasco subsidiary. If this subsidiary fails to meet its obligations associated with tax-exempt bonds as they come due, the Company will be required to perform under the related guarantee agreement. No additional liability has been recorded for these guarantees because the underlying obligations are reflected in the Company's consolidated balance sheets. See Note 9 for information on the Wasco tax-exempt bond balances and maturities.

Employees

At December 31, 2005, the Company employed 4,104 full-time employees, of which 364, or 9% of its workforce, are employed under collective bargaining agreements primarily with the Teamsters Union. These employees are subject to labor agreements that are subject to renegotiation periodically. The Company has 298 employees, or 7% of its workforce, who work under collective bargaining agreements that are set to expire in June 2006. The Company does not expect any significant disruption in its business in 2006 as a result of labor negotiations, employee strikes or organizational efforts.

11. STOCKHOLDERS' EQUITY

Stock Split

On May 26, 2004, the Company announced that its Board of Directors had declared a three-for-two stock split of its common stock, in the form of a 50% stock dividend to stockholders of record on June 10, 2004. Shares resulting from the split were distributed on June 24, 2004 (payment date). Shares, share price, per share amounts, common stock at par value and capital in excess of par value have been restated to reflect the effect of the stock split for all periods presented in this Form 10-K. As a result of the stock split, fractional shares equal to 837 whole shares were repurchased for $23.

Share Repurchase Program

On May 3, 2004, the Company announced that its Board of Directors had authorized a common stock repurchase program for the repurchase of up to $200,000 of common stock over a two-year period. On July 25, 2005, the Company announced that its Board of Directors authorized a $100,000 increase to its existing $200,000 common stock repurchase program. The Board also extended the program's term through March 31, 2007 from its existing term end of May 2, 2006. Under the program, stock repurchases may be made in the open market or in privately negotiated transactions from time to time at management's discretion. The timing and amounts of any repurchases will depend on many factors, including the Company's capital structure, the market price of the common stock and overall market conditions. As of December 31, 2005, the Company held 106,600 shares of treasury stock at a cost of $3,672. These shares were retired in January 2006. As of December 31, 2005, the Company had repurchased 5,761,805 shares of its common stock at a cost of $186,742, of which $177,814 were purchased under the approved program.

(DOLLAR AMOUNTS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

Common Stock

Of the 54,075,314 shares of common stock authorized but unissued as of December 31, 2005, the following shares were reserved for issuance:

Stock option plans	8,546,677
2022 Floating Rate Convertible Subordinated Notes	5,424,668
Consultant Incentive Plan	233,915
Stock purchase warrants	10,749
2002 Restricted stock plan	81,479
	14,297,488

Restricted Stock

During 2002, the Company's Board of Directors adopted the 2002 Restricted Stock Plan in which selected employees, other than officers and directors, may participate. Restricted stock awards under the 2002 Restricted Stock Plan may or may not require a cash payment from a participant to whom an award is made. The awards become free of the stated restrictions over periods determined at the date of the grant, subject to continuing employment, the achievement of particular performance goals and/or the satisfaction of certain vesting provisions applicable to each award of shares. The Board of Directors currently administers the 2002 Restricted Stock Plan. The Board of Directors authorizes the grant of any stock awards and determines the employees to whom shares are awarded, number of shares to be awarded, award period and other terms and conditions of the awards. Unvested shares of restricted stock may be forfeited and revert to the Company if a plan participant resigns from Waste Connections and its subsidiaries, is terminated for cause or violates the terms of any noncompetition or nonsolicitation agreements to which that plan participant is bound (if such plan participant has been terminated without cause). A total of 142,500 shares were reserved for issuance under the 2002 Restricted Stock Plan. During the years ended December 31, 2003, 2004 and 2005, the Company issued 1,950, 89,927 and 10,750 shares of restricted stock, with grant-date fair values of $24.42, $24.93 and $33.01 per share, respectively, to selected employees under the 2002 Restricted Stock Plan. The total fair value of the issued restricted stock under the 2002 Restricted Stock Plan was $48, $2,242 and $355 for the years ended December 31, 2003, 2004 and 2005, respectively, and is being amortized ratably to expense over the three-year restriction period. During 2003, 7,463 shares of the restricted stock granted in 2002 became free of restrictions. During 2004, 7,394 shares of restricted stock granted in 2002 and 2003 became free of restrictions. During 2005, 29,923 shares of the restricted stock granted in 2002, 2003, and 2004 became free of restrictions.

Stock Options

In 1997, the Company's Board of Directors adopted the 1997 Stock Option Plan in which all officers, employees, directors and consultants may participate. Options granted under the 1997 Stock Option Plan may either be incentive stock options or nonqualified stock options, generally have a term of 10 years from the date of grant, and will vest over periods determined at the date of grant. The exercise prices of the options are determined by the Company's Board of Directors and will be at least 100% or 110% of the fair market value of the Company's common stock on the date of grant as provided for in the 1997 Stock Option Plan. The 1997 Stock Option Plan provides for the reservation of common stock for issuance thereunder equal to 5,250,000 shares. As of December 31, 2005, options for 53,746 shares of common stock were available for future grants under the 1997 Stock Option Plan.

In 2002, the Company's Board of Directors authorized two additional equity-based compensation plans: the 2002 Stock Option Plan and 2002 Senior Management Equity Incentive Plan. A total of 3,750,000 shares of the Company's common stock were reserved for future issuance under the 2002 Stock Option Plan. Participation in the 2002 Stock Option Plan is limited to consultants and employees, other than officers and directors. Options granted under the 2002 Stock Option Plan are nonqualified stock options and have a term of no longer than 10 years from the date they are granted. Options generally become exercisable in installments pursuant to a vesting schedule set forth in each option agreement. The Board of Directors authorizes the granting of options and determines the

(DOLLAR AMOUNTS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

employees and consultants to whom options are to be granted, the number of shares subject to each option, the exercise price, option term, vesting schedule and other terms and conditions of the options. A total of 4,500,000 shares of the Company's common stock were reserved for future issuance under the 2002 Senior Management Equity Incentive Plan. The Company's stockholders approved the 2002 Senior Management Equity Incentive Plan on May 16, 2002. Participation in the 2002 Senior Management Equity Incentive Plan is limited to officers and directors of the Company and its subsidiaries. Options granted under the 2002 Senior Management Equity Incentive Plan may be either incentive stock options or non-qualified stock options. As of December 31, 2005, options for 115,620 and 1,357,610 shares of common stock were available for future grants under the 2002 Stock Option Plan and 2002 Senior Management Equity Incentive Plan, respectively.

In 2004, the Company's Board of Directors authorized the 2004 Equity Incentive Plan. A total of 2,250,000 shares of the Company's common stock were reserved for future issuance under the 2004 Equity Incentive Plan, of which 450,000 may be used for the future issuance of restricted stock or restricted stock units. Participation in the 2004 Equity Incentive Plan is limited to consultants and employees, including officers and directors. Options granted under the 2004 Equity Incentive Plan are nonqualified stock options and have a term of no longer than five years from the date they are granted. Restricted stock, restricted stock units, and options generally become exercisable in installments pursuant to a vesting schedule set forth in each option or restricted stock agreement. The Board of Directors authorizes the granting of options, restricted stock and restricted stock units, and determines the employees and consultants to whom options, restricted stock, and restricted stock units are to be granted, the number of shares subject to each option, restricted stock, or restricted stock unit, the exercise price, term, vesting schedule and other terms and conditions of the options, restricted stock, or restricted stock units. As of December 31, 2005, the Company issued 43,500 units of restricted stock, with a weighted average grant date fair value of $35.70, to selected employees under the 2004 Equity Incentive Plan. The total fair value of the restricted stock units was $1,553 and is being amortized ratably to expense over a weighted average period of 5.7 years.

On October 27, 2005, the Company's Board of Directors accelerated the vesting of outstanding options previously awarded to employees. As a result of the accelerated vesting of stock options in advance of the effective date of Statement of Financial Accounting Standards (SFAS) No. 123R, "Share Based Payment," the Company incurred a non-cash charge of approximately $1,617 ($1,021 net of taxes), which was based upon the in-the-money value at the time of acceleration associated only with an estimated number of options that might have been forfeited unexercisable pursuant to their original terms, absent acceleration. The acceleration will help improve the comparability of financial results in future periods.

As of December 31, 2003, 2004, and 2005, a total of 1,410,551, 1,226,284 and 5,482,934 options to purchase common stock were exercisable under all stock option plans, respectively.

A summary of the Company's stock option activity and related information for the years ended December 31, 2003, 2004 and 2005 is presented below:

	Number of Shares (Options)	Weighted Average Exercise Price
Outstanding as of December 31, 2002	4,055,441	$ 15.86
Granted	2,465,625	21.80
Forfeited	(169,599)	19.20
Exercised	(915,875)	13.40
Outstanding as of December 31, 2003	5,435,592	18.86
Granted	2,351,454	25.06
Forfeited	(215,129)	21.55
Exercised	(2,112,621)	17.37
Outstanding as of December 31, 2004	5,459,296	22.01
Granted	1,670,125	33.11
Forfeited	(254,500)	24.58
Exercised	(1,391,987)	20.63
Outstanding as of December 31, 2005	5,482,934	25.62

(DOLLAR AMOUNTS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

The following table summarizes information about stock options outstanding as of December 31, 2005:

	Options Outstanding			Options Exercisable	
Exercise Price	Shares	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life (in years)	Shares	Weighted Average Exercise Price
$7.00 to 14.00	19,374	$ 8.07	3.9	19,374	$ 8.07
$14.01 to 22.00	1,870,324	20.04	6.7	1,870,324	20.04
$22.01 to 30.00	1,952,015	24.84	8.0	1,952,015	24.84
$30.01 to 39.00	1,641,221	33.12	9.2	1,641,221	33.12
	5,482,934	25.62	7.9	5,482,934	25.62

Stock Purchase Warrants

In 2002, the Company's Board of Directors authorized the 2002 Consultant Incentive Plan (the "Consultant Incentive Plan"), under which warrants to purchase the Company's common stock may be issued to certain consultants to the Company. Warrants awarded under the Consultant Incentive Plan are subject to a vesting schedule set forth in each warrant agreement. Historically, warrants issued have been fully vested and exercisable at the date of grant. The Board of Directors authorizes the issuance of warrants and determines the consultants to whom warrants are to be issued, the number of shares subject to each warrant, the purchase price, exercise date and period, warrant term and other terms and conditions of the warrants. The Board reserved 300,000 shares of the Company's common stock for future issuance under the Consultant Incentive Plan. The Company issued 48,685 and 14,800 warrants under the Consultant Incentive Plan during the years ended December 31, 2004 and 2005, respectively.

The following table summarizes information about warrants outstanding as of December 31, 2004 and 2005:

	Grant Date	Warrants Issued	Exercise Price	Fair Value of Warrants	Outstanding at December 31, 2004	Outstanding at December 31, 2005
Warrants issued in connection with an acquisition	February 1998	300,000	$ 2.67	$ 954	9,999	9,999
Warrants issued to third-party consultants	Throughout 2002	96,915	17.35 to 24.67	577	76,350	750
Warrants issued to third-party consultants	Throughout 2003	61,500	19.47 to 24.55	173	55,500	750
Warrants issued to employees	Throughout 2003	900	22.44 to 23.33	17	900	--
Warrants issued to third-party consultants	Throughout 2004	43,050	23.25 to 27.37	223	43,050	34,800
Warrants issued to employees	Throughout 2004	5,635	22.23 to 29.35	27	5,635	--
Warrants issued to third-party consultants	Throughout 2005	14,800	29.62 to 37.87	136	--	14,800
					191,434	61,099

(DOLLAR AMOUNTS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

The warrants are exercisable when granted and expire between 2007 and 2010.

Warrants issued to employees and third-party consultants are valued using the Black-Scholes pricing model with assumed stock price volatility and risk-free interest rates similar to those used for stock options, and with an expected life of five years. Warrants issued to third-party consultants are recorded as an element of the related cost of acquisitions or landfill development projects, based on the services provided by the consultant. Warrants issued to employees are charged to expense.

12. COMPREHENSIVE INCOME

Comprehensive income, as defined, includes all changes in equity (net assets) during a period from non-stockholder sources. The components of other comprehensive income (loss) and related tax effects for the years ended December 31, 2003, 2004 and 2005 are as follows:

	Year Ended December 31, 2003		
	Gross	Tax effect	Net of tax
Amounts reclassified into earnings	$ 6,667	$ (2,467)	$ 4,200
Changes in fair value of interest rate swaps	366	(167)	199
	$ 7,033	$ (2,634)	$ 4,399

	Year Ended December 31, 2004		
	Gross	Tax effect	Net of tax
Amounts reclassified into earnings	$ 649	$ (240)	$ 409
Changes in fair value of interest rate swaps	3,289	(1,226)	2,063
	$ 3,938	$ (1,466)	$ 2,472

	Year Ended December 31, 2005		
	Gross	Tax effect	Net of tax
Amounts reclassified into earnings	$ (1,904)	$ 708	$ (1,196)
Changes in fair value of interest rate swaps	5,194	(1,916)	3,278
	$ 3,290	$ (1,208)	$ 2,082

The estimated net amount of the existing unrealized gains as of December 31, 2005 (based on the interest rate yield curve at that date) included in accumulated other comprehensive income expected to be reclassified into pre-tax earnings within the next 12 months is $5,541. The timing of actual amounts reclassified into earnings is dependent on future movements in interest rates.

(DOLLAR AMOUNTS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

13. INCOME TAXES

The provision for income taxes before discontinued operations and the cumulative effect of the change in accounting principle for the years ended December 31, 2003, 2004 and 2005 consists of the following:

	Years Ended December 31,		
	2003	2004	2005
Current:			
Federal	$ 8,334	$ 13,886	$ 45,333
State	1,112	1,448	3,182
Deferred:			
Federal	26,844	25,484	(761)
State	1,109	1,082	(31)
Provision before discontinued operations and cumulative effect of change in accounting principle	$ 37,399	$ 41,900	$ 47,723
Discontinued operations	294	351	343
Cumulative effect of change in accounting principle	(166)	--	--
	$ 37,527	$ 42,251	$ 48,066

Significant components of deferred income tax assets and liabilities are as follows as of December 31, 2004 and 2005:

	2004	2005
Deferred income tax assets:		
Accounts receivable reserves	$ 919	$ 1,046
Accrued expenses	936	6,132
Self insurance reserve	--	3,471
Net operating losses from acquired subsidiaries	1,961	946
Stock options	--	493
Other	1,617	1,384
Gross deferred income tax assets:	5,433	13,472
Less: Valuation allowance	--	--
Net deferred income tax assets	5,433	13,472
Deferred income tax liabilities:		
Amortization	(41,930)	(54,835)
Depreciation	(104,913)	(119,853)
Other	(1,153)	(1,509)
Interest rate swap	--	(2,911)
Prepaid expenses	(4,308)	(4,386)
Total deferred income tax liabilities	(152,304)	(183,494)
Net deferred income tax liability	$ (146,871)	$ (170,022)

During the years ended December 31, 2004 and 2005, the Company reduced its taxes payable by $8,195 and $7,338, respectively, as a result of the exercise of non-qualified stock options and the disqualifying disposition of incentive stock options. These amounts were recorded in additional paid-in capital.

(DOLLAR AMOUNTS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

The differences between the Company's provision for income taxes as presented in the accompanying statements of operations and benefit for income taxes computed at the federal statutory rate consist of the items shown in the following table as a percentage of pre-tax income:

	Years Ended December 31,		
	2003	2004	2005
Income tax provision at the statutory rate	35.0 %	35.0 %	35.0 %
State taxes, net of federal benefit	1.1	1.2	1.3
Other	0.2	0.5	(0.1)
	36.3 %	36.7 %	36.2 %

At December 31, 2005, the Company had approximately $2,379 of federal net operating loss ("NOL") carryforwards and approximately $136 of state NOL carryforwards. During each of the two years ended December 31, 2004 and 2005, the Company utilized $2,746 of net operating losses to reduce current tax expense by $1,016. In 2005, the federal and state NOL carryforwards have expiration dates through 2022. While the Company expects to realize the deferred tax assets, changes in estimates of future taxable income or in tax laws may alter this expectation.

14. NET INCOME PER SHARE INFORMATION

The following table sets forth the calculation of the numerator and denominator used in the computation of basic and diluted net income per share for the years ended December 31, 2003, 2004 and 2005:

	Years Ended December 31,		
	2003	2004	2005
Numerator:			
Net income for basic earnings per share	$ 65,596	$ 72,271	$ 83,943
Interest expense on 2006 Convertible Subordinated Notes, net of tax effects	5,902	1,706	--
Net income for diluted earnings per share	$ 71,498	$ 73,977	$ 83,943
Denominator:			
Basic shares outstanding	42,490,944	46,581,441	46,700,649
Dilutive effect of 2006 Convertible Subordinated Notes	5,917,163	1,706,874	--
Dilutive effect of 2022 Convertible Subordinated Notes	--	20,525	389,754
Dilutive effect of stock options and warrants	893,832	1,133,374	1,091,993
Dilutive effect of restricted stock	5,539	28,003	28,905
Diluted shares outstanding	49,307,478	49,470,217	48,211,301

The Company's 2006 Convertible Subordinated Notes were convertible at any time at the option of the holders into a total of 5,917,163 shares of common stock. These shares were included in the computation of diluted net income per share in each of the years ended December 31, 2003 and 2004, until they were converted in April 2004 (see Note 9). The Company's 2022 Floating Rate Convertible Subordinated Notes are convertible into 5,424,668 shares of common stock in accordance with the provisions listed in Note 9 to these consolidated financial statements. These shares have not been included in the computation of diluted net income per share for the year ended December 31, 2003 because none of the provisions that would result in conversion of the notes into common stock occurred during 2003. As discussed in Note 9, the Floating Rate Convertible Subordinated Notes due 2022 were exchanged in 2004 and now require (subject to certain exceptions) payment of the principal value in cash and net share settle of the conversion

(DOLLAR AMOUNTS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

value in excess of the principal value of the notes upon conversion. In accordance with EITF 04-8, the Company has included the dilutive effect of the conversion value in excess of the principal value of the notes.

Additionally, as of December 31, 2004 and 2005, the following stock options and warrants were not included in the computation of diluted net income per share because to do so would have been antidilutive:

	December 31, 2004		December 31, 2005	
	Number of Shares	Exercise Price Range	Number of Shares	Exercise Price Range
Outstanding options	32,750	$29.02 to $33.93	67,500	$34.87 to $38.06
Outstanding warrants	235	$29.35	3,500	$37.17 to $37.87
	32,985		71,000	

15. EMPLOYEE BENEFIT PLANS

WCI has a voluntary savings and investment plan (the "WCI 401(k) Plan"). The WCI 401(k) Plan is available to all eligible, non-union employees of WCI. Under the WCI 401(k) Plan, WCI's contributions were 50% of the first 5% of the participating employee's base salary contributed in December 31, 2004 and 2005. The Murrey Companies, wholly-owned subsidiaries of the Company, have a voluntary savings and investment plan (the "Murrey 401(k) Plan"). The Murrey 401(k) Plan is available to all eligible, non-union employees of the Murrey Companies. Under the Murrey 401(k) Plan, the Murrey Companies' contributions are at the discretion of management. During the years ended December 31, 2003, 2004 and 2005, total employer contributions for the WCI and Murrey 401(k) plans was approximately $1,942, $2,783 and $3,203, respectively.

Effective for compensation paid on and after July 1, 2004, the Company established a Deferred Compensation Plan for eligible employees (the "Deferred Compensation Plan"). The Deferred Compensation Plan is a non-qualified deferred compensation program under which the eligible participants, including officers and certain employees who meet a minimum salary threshold, may voluntarily elect to defer up to 80% of their base salaries, up to 100% of their bonuses and commissions and 100% of income from restricted stock vesting. Members of the Company's Board of Directors are eligible to participate in the Deferred Compensation Plan with respect to their Director fees. Although the Company periodically contributes the amount of its obligation under the plan to a trust on the benefit of the participants, the amounts of any compensation deferred under the Plan constitute an unsecured obligation of the Company to pay the participants in the future and, as such, are subject to the claims of other creditors in the event of insolvency proceedings. Participants may elect certain future distribution dates on which all or a portion of their accounts will be paid to them in cash, including in the case of a change in control of the Company. In addition to the amount of their contributions, the Company will pay participants a return based on the returns of various mutual funds or measurement funds selected by the participants. The measurement funds are used only to determine the amount of return the Company pays to participants and participant funds are not actually invested in the measurement fund. The total liability for deferred compensation at December 31, 2004 and 2005 was $226 and $898, respectively.

WASTE CONNECTIONS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(DOLLAR AMOUNTS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

16. SELECTED QUARTERLY FINANCIAL DATA (UNAUDITED)

The following table summarizes the unaudited consolidated quarterly results of operations as reported and restated for 2004:

	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Revenues:				
2004 as reported	$ 145,964	$ 157,322	$ 162,420	$ 163,657
2004 as restated	$ 144,824	$ 156,050	$ 161,175	$ 162,495
Gross profit:				
2004 as reported	$ 63,371	$ 68,714	$ 72,592	$ 65,144
2004 as restated	$ 63,282	$ 68,581	$ 72,492	$ 65,288
Income from continuing operations:				
2004 as reported	$ 16,238	$ 19,099	$ 22,561	$ 14,612
2004 as restated	$ 16,399	$ 19,292	$ 22,696	$ 14,971
Income (loss) on discontinued operations, net of tax:				
2004 as reported	$ (36)	$ 72	$ (110)	$ (165)
2004 as restated	$ (197)	$ (121)	$ (245)	$ (524)
Net income:				
2004 as reported	$ 16,202	$ 19,171	$ 22,451	$ 14,447
2004 as restated	$ 16,202	$ 19,171	$ 22,451	$ 14,447
Basic income per common share:				
Before discontinued operations				
2004 as reported	$ 0.38	$ 0.40	$ 0.47	$ 0.31
2004 as restated	$ 0.38	$ 0.41	$ 0.48	$ 0.31
Net income per common share:				
2004 as reported	$ 0.37	$ 0.40	$ 0.47	$ 0.30
2004 as restated	$ 0.37	$ 0.40	$ 0.47	$ 0.30
Diluted income per common share:				
Before discontinued operations				
2004 as reported	$ 0.35	$ 0.39	$ 0.46	$ 0.30
2004 as restated	$ 0.36	$ 0.39	$ 0.46	$ 0.31
Net income per common share:				
2004 as reported	$ 0.35	$ 0.39	$ 0.46	$ 0.30
2004 as restated	$ 0.35	$ 0.39	$ 0.46	$ 0.29

The table above restates all periods presented for the effect of the discontinued operations in 2004 (see Note 3).

WASTE CONNECTIONS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(DOLLAR AMOUNTS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

The following table summarizes the unaudited consolidated quarterly results of operations as reported and restated for 2005:

		First Quarter		Second Quarter		Third Quarter		Fourth Quarter
Revenues:								
2005 as reported	$	165,517	$	180,265	$	188,745	$	188,445
2005 as restated	$	164,444	$	N/A	$	N/A	$	N/A
Gross profit:								
2005 as reported	$	70,232	$	76,649	$	80,696	$	77,377
2005 as restated	$	70,294	$	N/A	$	N/A	$	N/A
Income from continuing operations:								
2005 as reported	$	19,359	$	21,786	$	24,475	$	18,701
2005 as restated	$	19,560	$	N/A	$	N/A	$	N/A
Income (loss) on discontinued operations, net of tax:								
2005 as reported	$	--	$	(378)	$	--	$	--
2005 as restated	$	(201)	$	N/A	$	N/A	$	N/A
Net income:								
2005 as reported	$	19,359	$	21,408	$	24,475	$	18,701
2005 as restated	$	19,359	$	N/A	$	N/A	$	N/A
Basic income per common share:								
Before discontinued operations								
2005 as reported	$	0.41	$	0.47	$	0.53	$	0.41
2005 as restated	$	0.41	$	N/A	$	N/A	$	N/A
Net income per common share:								
2005 as reported	$	0.41	$	0.46	$	0.53	$	0.41
2005 as restated	$	0.41	$	N/A	$	N/A	$	N/A
Diluted income per common share:								
Before discontinued operations								
2005 as reported	$	0.40	$	0.45	$	0.51	$	0.40
2005 as restated	$	0.40	$	N/A	$	N/A	$	N/A
Net income per common share:								
2005 as reported	$	0.40	$	0.44	$	0.51	$	0.40
2005 as restated	$	0.40	$	N/A	$	N/A	$	N/A

The table above restates all periods presented for the effect of the discontinued operations in 2005 (see Note 3).

ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

None.

ITEM 9A. CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

We carried out an evaluation, under the supervision and with the participation of our management, including our Chief Executive Officer and our Chief Financial Officer, of the effectiveness of the design and operation of our disclosure controls and procedures, as such term is defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended. Based on this evaluation, our Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures were effective as of December 31, 2005, at the reasonable assurance level such that information required to be disclosed in our Exchange Act reports (1) is recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms and (2) is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure.

Management's Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Rules 13a-15(f) and 15d-15(f) under the Securities Exchange Act of 1934, as amended. Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with U.S. generally accepted accounting principles. This process includes policies and procedures that: (1) pertain to the maintenance of records that in reasonable detail accurately and fairly reflect our transactions and any dispositions of our assets; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with U.S. generally accepted accounting principles; (3) provide reasonable assurance that receipts and expenditures of ours are being made only in accordance with authorizations of our management; and (4) provide reasonable assurance that unauthorized acquisition, use or disposition of our assets that could have a material affect on our financial statements would be prevented or timely detected.

We carried out an evaluation, under the supervision and with the participation of our management, including our Chief Executive Officer and our Chief Financial Officer, of the effectiveness of the design and operation of our internal control over financial reporting as of December 31, 2005. In conducting our evaluation, we used the framework set forth in the report titled "Internal Control – Integrated Framework" published by the Committee of Sponsoring Organizations of the Treadway Commission, or COSO. We have excluded one acquisition from the scope of management's evaluation, Mountain Jack Environmental Services, Inc., which was acquired in a purchase business combination in September 2005. Mountain Jack Environmental Services, Inc.'s total assets and total revenues represent approximately 4.3% of our total assets and less than 1% of our total revenues, respectively, as of and for the year ended December 31, 2005. Based on the results of our evaluation, our management has concluded that our internal control over financial reporting was effective as of December 31, 2005.

Our management's assessment of the effectiveness of our internal control over financial reporting as of December 31, 2005, has been audited by PricewaterhouseCoopers LLP, our independent registered public accounting firm, as stated in its report which appears in Item 8 of this Annual Report of Form 10-K.

Changes in Internal Control Over Financial Reporting

Based on an evaluation under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, there has been no change to our internal control over financial reporting that occurred during the three month period ended December 31, 2005, that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

ITEM 9B. OTHER INFORMATION

None.

PART III

ITEM 10. DIRECTORS AND EXECUTIVE OFFICERS OF THE REGISTRANT

Except as set forth above in Part I under "Executive Officers of the Registrant" and in the paragraph below, the information required by Item 10 has been omitted from this report, and is incorporated by reference to the section "Election of Directors" in our definitive Proxy Statement for the 2006 Annual Meeting of Stockholders, which we will file with the Commission pursuant to Regulation 14A within 120 days after the end of our 2005 fiscal year.

We have adopted a Code of Conduct and Ethics that applies to our officers (including our principal executive officer, principal financial officer, principal accounting officer and all other officers), directors and employees. We have also adopted Corporate Governance Guidelines to promote the effective functioning of our Board of Directors and its Committees, to promote the interests of stockholders and to ensure a common set of expectations concerning how the Board, its Committees and Management should perform their respective functions. Our Code of Conduct and Ethics and our Corporate Governance Guidelines are available on our website at http://www.wasteconnections.com as are the charters of our Board's Audit, Nominating and Corporate Governance and Compensation Committees. Information on the website is not incorporated by reference to this report. We intend to satisfy the disclosure requirement under Item 10 of Form 8-K regarding any amendments to, or waiver from, a provision of our Code of Conduct by posting such information on our website.

Stockholders may also obtain copies of the Corporate Governance documents discussed above by contacting the Secretary of Waste Connections at the address or phone number listed on the cover page of this Annual Report.

ITEMS 11, 12, 13 and 14.

The information required by Items 11 through 14 of Part III has been omitted from this report, and is incorporated by reference to the sections "Executive Compensation," "Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters," "Certain Relationships and Related Transactions" and "Principal Accounting Fees and Services" in our definitive Proxy Statement for the 2006 Annual Meeting of Stockholders.

PART IV

ITEM 15. EXHIBITS AND FINANCIAL STATEMENT SCHEDULE

(a) See Index to Consolidated Financial Statements on page 40. The following Financial Statement Schedule is filed herewith on page 86 and made a part of this Report:

Schedule II -- Valuation and Qualifying Accounts

All other schedules for which provision is made in the applicable accounting regulations of the Commission are not required under the related instructions or are inapplicable, and therefore have been omitted.

(b) See Exhibit Index immediately following signature pages.

SIGNATURES

Pursuant to the requirements of Sections 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Waste Connections, Inc.

By: /s/ Ronald J. Mittelstaedt
Ronald J. Mittelstaedt
Chief Executive Officer and Chairman

Date: March 2, 2006

POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Ronald J. Mittelstaedt and Worthing F. Jackman, jointly and severally, his true and lawful attorneys-in-fact, each with the power of substitution, for him in any and all capacities to sign any amendments to this Annual Report on Form 10-K, and to file the same with all exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, hereby ratifying and confirming all that each of said attorneys-in-fact, or his substitutes, may do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1934, this report has been signed below by the following persons on behalf of the Registrant and in the capacities and on the dates indicated.

Signature	*Title*	*Date*
/s/ Ronald J. Mittelstaedt Ronald J. Mittelstaedt	Chief Executive Officer and Chairman (principal executive officer)	March 2, 2006
/s/ Worthing F. Jackman Worthing F. Jackman	Executive Vice President and Chief Financial Officer (principal financial officer)	March 2, 2006
/s/ David G. Eddie David G. Eddie	Vice President – Corporate Controller (principal accounting officer)	March 2, 2006
/s/ Eugene V. Dupreau Eugene V. Dupreau	Director and Regional Vice President – Western Region	March 2, 2006
/s/ Michael W. Harlan Michael W. Harlan	Director	March 2, 2006
/s/ William J. Razzouk William J. Razzouk	Director	March 2, 2006
/s/ Robert H. Davis Robert H. Davis	Director	March 2, 2006

WASTE CONNECTIONS, INC.

SCHEDULE II -- VALUATION AND QUALIFYING ACCOUNTS
Years Ended December 31, 2003, 2004 and 2005
(in thousands)

Description	Balance at Beginning of Year	Additions: Charged to Costs and Expenses	Additions: Charged to Other Accounts	Deductions (Write-offs, Net of Collections)	Balance at End of Year
Allowance for Doubtful Accounts:					
Year Ended December 31, 2003	$ 2,509	$ 2,792	$ --	$ (2,731)	$ 2,570
Year Ended December 31, 2004	2,570	2,930	--	(3,086)	2,414
Year Ended December 31, 2005	2,414	3,220	--	(2,808)	2,826

EXHIBIT INDEX

Exhibit Number	Description of Exhibits
3.1 (o)	Amended and Restated Certificate of Incorporation of the Registrant, in effect as of the date hereof
3.2 (p)	Amended and Restated Bylaws of the Registrant, in effect as of the date hereof
4.1 (a)	Form of Common Stock Certificate
4.2 (g)	Form of Note for the Registrant's Floating Rate Convertible Subordinated Notes Due 2022
4.3 (g) (+)	Indenture between the Registrant, as Issuer, and State Street Bank and Trust Company of California, N.A., as Trustee, dated as of April 30, 2002
4.4 (q)	Note No. 1 for the Registrant's new Floating Rate Convertible Subordinated Notes Due 2022
4.5 (q) (+)	Indenture between the Registrant, as Issuer, and U.S. Bank National Association, as Trustee, dated as of July 21, 2004
4.6 (q)	Note No. 2 for the Registrant's new Floating Rate Convertible Subordinated Notes due 2022
10.1 (c)	Second Amended and Restated 1997 Stock Option Plan
10.2 (a)	Form of Option Agreement
10.3 (a)	Form of Warrant Agreement
10.4 (a)	Form of Stock Purchase Agreement dated as of September 30, 1997
10.5 (d)	Second Amended Employment Agreement between the Registrant and Darrell Chambliss, dated as of June 1, 2000
10.6 (a)	Employment Agreement between the Registrant and Eugene V. Dupreau, dated as of February 23, 1998
10.7 (a)	Form of Indemnification Agreement entered into by the Registrant and each of its directors and officers
10.8 (b) (+)	Loan Agreement, dated as of June 1, 1998, between Madera Disposal Systems, Inc. and the California Pollution Control Financing Authority
10.9 (f)	Employment Agreement between the Registrant and James M. Little, dated as of September 13, 1999
10.10 (f)	Employment Agreement between the Registrant and Jerri L. Hunt, dated as of October 25, 1999
10.11 (r)	Employment Agreement between the Registrant and Eric O. Hansen, dated as of January 1, 2001
10.12 (h)	Employment Agreement between the Registrant and Kenneth O. Rose, dated as of May 1, 2002
10.13 (h)	Employment Agreement between the Registrant and Robert D. Evans, dated as of May 10, 2002
10.14 (i)	2002 Senior Management Equity Incentive Plan
10.15 (i)	2002 Stock Option Plan

Exhibit Number	Description of Exhibits
10.16 (j)	2002 Restricted Stock Plan
10.17 (k)	Consultant Incentive Plan
10.18 (l)	Employment Agreement between the Registrant and Worthing F. Jackman, dated as of April 11, 2003
10.19 (m)	Second Amended and Restated Employment Agreement between the Registrant and Ronald J. Mittelstaedt, dated March 1, 2004
10.20 (o)	Nonqualified Deferred Compensation Plan, dated July 1, 2004
10.21 (o)	2004 Equity Incentive Plan, as amended and restated July 20, 2004
10.22 (p)	Second Amended and Restated Employment Agreement between the Registrant and Steven Bouck, dated as of October 1, 2004
10.23 (q)	Amended and Restated Revolving Credit and Term Loan Agreement, dated as of November 17, 2004
10.24 (r)	Second Amended and Restated Employment Agreement between the Registrant and Ronald J. Mittelstaedt, dated as of March 1, 2004 (and as amended March 22, 2005)
10.25 (r)	Compensation Plan for Independent Directors, dated March 1, 2005
10.26 (s)	Amendment No. 1 to the Amended and Restated Revolving Credit and Term Loan Agreement, dated as of June 30, 2005
10.27 (t)	First Amended and Restated Employment Agreement between the Registrant and David M. Hall, dated as of October 1, 2005
10.28 (t)	First Amended and Restated Employment Agreement between the Registrant and David Eddie, dated as of October 1, 2005
10.29 (u)	Amendment No. 2 to the Amended and Restated Revolving Credit and Term Loan Agreement, dated as of October 19, 2005
10.30 (v)	Amended and Restated Revolving Credit and Term Loan Agreement, dated as of January 12, 2006
12.1	Statement regarding Computation of Ratios
21.1	Subsidiaries of the Registrant
23.1	Consent of Independent Registered Public Accounting Firm (filed herewith)
23.2	Consent of Independent Registered Public Accounting Firm (filed herewith)
24.1	Power of Attorney (see signature page) of this Annual Report on Form 10-K and incorporated by reference herein
31.1	Certification of Chief Executive Officer
31.2	Certification of Chief Financial Officer
32.1	Certificate of Chief Executive Officer and Chief Financial Officer

(a) Incorporated by reference to the exhibits filed with the Registrant's Registration Statement on Form S-1, Registration No. 333-48029.

(b) Incorporated by reference to the exhibits filed with the Registrant's Registration Statement on Form S-4, Registration No. 333-59199.

(c) Incorporated by reference to the exhibit filed with the Registrant's Form S-8, filed on July 24, 2000.

(d) Incorporated by reference to the exhibit filed with the Registrant's Form 10-Q filed on November 14, 2000.

(e) Incorporated by reference to the exhibit filed with the Registrant's Form 10-Q filed on August 7, 2000.

(f) Incorporated by reference to the exhibit filed with the Registrant's Form 10-K filed on March 13, 2000.

(g) Incorporated by reference to the exhibit filed with the Registrant's Form S-3 filed on July 29, 2002.

(h) Incorporated by reference to the exhibit filed with the Registrant's Form 10-Q filed on August 13, 2002.

(i) Incorporated by reference to the exhibit filed with the Registrant's Form S-8 filed on February 21, 2002.

(j) Incorporated by reference to the exhibit filed with the Registrant's Form S-8 filed on June 19, 2002.

(k) Incorporated by reference to the exhibit filed with the Registrant's Form S-8 filed on January 8, 2003.

(l) Incorporated by reference to the exhibit filed with the Registrant's Form 10-Q filed on August 13, 2003.

(m) Incorporated by reference to the exhibit filed with the Registrant's Form 10-Q filed on April 22, 2004.

(n) Incorporated by reference to the exhibit filed with the Registrant's Form T-3 filed on June 16, 2004.

(o) Incorporated by reference to the exhibit filed with the Registrant's Form 10-Q filed on July 22, 2004.

(p) Incorporated by reference to the exhibit filed with the Registrant's Form 10-Q filed on October 22, 2004.

(q) Incorporated by reference to the exhibit filed with the Registrant's Form 10-K filed on February 28, 2005.

(r) Incorporated by reference to the exhibit filed with the Registrant's Form 10-Q filed on May 3, 2005.

(s) Incorporated by reference to the exhibit filed with the Registrant's Form 10-Q filed on August 5, 2005.

(t) Incorporated by reference to the exhibit filed with the Registrant's Form 8-K filed on October 4, 2005.

(u) Incorporated by reference to the exhibit filed with the Registrant's Form 10-Q filed on October 27, 2005.

(v) Incorporated by reference to the exhibit filed with the Registrant's Form 8-K filed on January 17, 2006.

(+) Filed without exhibits and schedules (to be provided supplementally on request of the Commission).

Disclosure Requirements of Section 303A of the NYSE Listed Company Manual

Section 303A.12(a) of the New York Stock Exchange Listed Company Manual requires the Chief Executive Officer of each listed company to certify to the NYSE each year that he or she is not aware of any violation by the company of NYSE corporate governance listing standards, qualifying the certification to the extent necessary. Waste Connections, Inc. submitted a Section 12(a) CEO Certification to the NYSE in 2005, without qualification.

Section 302(a) of the Sarbanes-Oxley Act of 2002 requires an issuer's principal executive and financial officers each to certify the financial and other information contained in the issuer's quarterly and annual reports filed with the Securities and Exchange Commission, and certify further that: they are responsible for establishing, maintaining and regularly evaluating the effectiveness of the issuer's internal controls; they have made certain disclosures to the issuer's auditors and the audit committee of the board of directors about the issuer's internal controls; and they have included information in the issuer's quarterly and annual reports about their evaluation and whether there have been significant changes in the issuer's internal controls or in other factors that could significantly affect internal controls subsequent to the evaluation. Waste Connections, Inc. included as Exhibits to its Annual Report on Form 10-K for the fiscal year ended December 31, 2005, filed with the SEC on March 2, 2006, each of the CEO and CFO certifications required by Section 302(a) of the Sarbanes-Oxley Act of 2002.

CORPORATE INFORMATION

EXECUTIVE OFFICERS

Ronald J. Mittelstaedt
Chairman and Chief Executive Officer

Steven F. Bouck
President

Darrell W. Chambliss
Executive Vice President and Chief Operating Officer

Robert D. Evans
Executive Vice President, General Counsel and Secretary

Worthing F. Jackman
Executive Vice President and Chief Financial Officer

David M. Hall
Senior Vice President - Sales and Marketing

Kenneth O. Rose
Senior Vice President - Administration

David G. Eddie
Vice President - Corporate Controller

Eric O. Hansen
Vice President - Chief Information Officer

Jerri L. Hunt
Vice President - Human Resources

James M. Little
Vice President - Engineering

BOARD OF DIRECTORS

Ronald J. Mittelstaedt
Chairman and Chief Executive Officer

Robert H. Davis
President/Chief Executive Officer and Director - GreenMan Technologies, Inc. - A tire shredding and recycling company

Eugene V. Dupreau
Western Regional Vice President

Michael W. Harlan
Executive Vice President and Chief Operating Officer - U.S. Concrete, Inc. - A producer of ready-mixed concrete and related products.

William J. Razzouk
Principal - WJR Advisors and WJR Ventures - Management consulting and investment firms.

REGION OFFICERS

WESTERN REGION
Eugene Dupreau, *Regional Vice President*
Barry Peck, *Regional Controller*

PACIFIC NORTHWEST REGION
Eric Merrill, *Regional Vice President*
Brent Dixon, *Regional Controller*

CENTRAL REGION
Phil Rivard, *Regional Vice President*
Randy Baham, *Regional Controller*

EASTERN REGION
Rob Nielsen, *Regional Vice President*
Blake Rhodes, *Regional Controller*

COMPANY OFFICES
35 Iron Point Circle
Suite 200
Folsom, CA 95630
Telephone: (916) 608-8200

INVESTOR RELATIONS
Worthing Jackman
Telephone: (916) 608-8266
Fax: (916) 608-8291
e-mail: worthingj@wasteconnections.com

Additional copies of this report, Form 10-K, the Proxy Statement or other financial information are available to stockholders without charge by contacting our Investor Relations Department. You may also contact us by visiting the Investor Relations page on the Company's Web site at www.wasteconnections.com.

STOCK MARKET INFORMATION
Waste Connections' common stock is traded on the New York Stock Exchange under the ticker symbol WCN.

ANNUAL MEETING
Stockholders are invited to attend our annual meeting of stockholders on May 25, 2006, at 10:00 a.m. at the Sheraton Grand Sacramento 1230 J Street, Sacramento, California 95814.

TRANSFER AGENT & REGISTRAR
Wells Fargo Shareowner Services
161 North Concord Exchange
South St Paul, MN 55075
Telephone: (800) 468-9716
Web site: www.wellsfargo.com/com/shareowner_services



Waste Connections, Inc.

Statement of Values

Purpose

Honoring our commitments provides our stakeholders peace of mind and establishes us as the premier solid waste services company in the markets we serve. This creates a safe and rewarding environment for our employees while protecting the health and welfare of the communities we serve, thereby increasing value for our shareholders.

Operating Values

Safety
We strive to assure complete safety of our employees, our customers and the public in all of our operations. Protection from accident or injury is paramount in all we do.

Integrity
We define integrity as "saying what you will do and then doing it." We keep our promises to our customers, our employees and our stockholders. Do the right thing, at the right time, for the right reason.

Customer Service
We provide our customers the best possible service in a courteous, effective manner, showing respect for those we are fortunate to serve.

To Be A Great Place To Work
We maintain a growth culture where our employees can maximize their potential personally and professionally. Our objective is to provide an environment where people enjoy what they do and take pride in their work. We wish to embody a work hard, play harder culture.

To Be the Premier Solid Waste Services Company in the U.S.
We continue to provide superior returns, remain environmentally responsible, and continue to grow in a disciplined way, deploying resources intelligently and benefiting communities we live in. We remain a "different breed."

Vision of the Future

Our goal is to create an environment where self directed, empowered employees strive to consistently fulfill our constituent commitments and seek to create positive impacts through interactions with customers, communities, and fellow employees, always relying on our Operating Values as the foundation for our existence.

No Photo Available


MapPoint
Washington Blvd
Quincy Park
11th St N
N Utah St
11th St N
1049 STAFFORD
N Stuart St
237
N Fairfax Dr
N Taylor St
Metro-Ballston Station
9th St N
N Quincy St
©2006 Microsoft Corp ©2005 NAVTEQ, and/or GDT, Inc.

Status: ACTIVE
MLS#: AR6145235
List Price: $2,700
Address: 1049 STAFFORD ST N #1049

Postal City: Arlington
County/State: ARLINGTON, VA
Zip Code: 22201
Class: Residential
Election District:
Ownership: Condo, Rental
Listing Type: Excl. Agency
Inc. City/Town:
Legal Subdiv:
Date Avail: 01-Sep-2006
Advertised Subdiv: RANDOLPH SQUARE
Old Map: 1005D5
TBM Map:
Model Name:
Area: 2-1
Lot AC/SF: /
Tax ID: AR2405399
Total Taxes:
Tax Year:
HOA Fee: $0.00/ Monthly
Age: 25
Year Built: 1981
Tot Sqft - Fin: 1,356
C/C Fee: $0.00/ Monthly
Style: Cottage
Type: Townhouse
TH Type: Piggyback
Levels: 2
Fireplaces: 1
Condo/Coop Proj Name: RANDOLPH SQUARE
Level Location: Townhouse

INTERIOR

	Total	Main	Upper 1	Upper 2	Lower 1	Lower 2
Bedrooms:	3	0	3	0	0	0
Full Baths:	2	0	2	0	0	0
Half Baths:	0	0	0	0	0	0

Schools
ES:
MS:
HS:

Room List: Bedroom-Master, Bedroom-Second, Bedroom-Third, Dining Room, Living Room

Room	Dimension	Level	Flooring	Fireplace
Living Room	15 x 15	Main	Wood	
Dining Room	9 x 10	Main	Wood	
Bedroom-Master	14 x 16	Upper 1	Wood	
Bedroom-Second	12 x 13	Upper 1	Wood	
Bedroom-Third	9 x 10	Upper 1	Wood	

Main Entrance: Foyer
Interior Style: Floor Plan-Traditional
Dining/Kitchen: Galley Kitchen, Sep Dining Rm
Appliances: Dishwasher, Dryer, Exhaust Fan, Microwave, Oven/Range-Electric, Refrigerator, Washer
Amenities: Built-in Bookcases, Drapes/Curtains, MBR-BA Full, Wood Floors
Property Condition: Shows Well
Security:
Windows/Doors:
Walls/Ceilings:

Basement (Y/N): No
Foundation:
Handicap: None
Unit Description:
House Dimensions:

R-Factor Basement: R-Factor Ceiling: R-Factor Walls:
Tot Sqft - Fin: 1,356 Above Grade Fin/Unfin:1,356 / Below Grade Fin/Unfin: /

DIRECTIONS: From Ballston Metro Station, east 1/2 block on Fairfax, Left on Stafford to #1049 on right(pull into parking lot, then make left inside the community)

AGENT REMARKS: *Great home in sought after Randolph Square, only one block to the Ballston Metro, Gorgeous light hardwood,* captivating high ceilings, living room with fireplace and build-ins, french doors, sep. dining room, bright and spacious MBR w/large walk-in closet and full bath with adj. 2nd sink, nice patio with enclosed brick walls, walk to everything, must see. Thanks for showing.

INTERNET REMARKS: Great home in sought after Randolph Square, only one block to the Ballston Metro, Gorgeous light hardwood, captivating high ceilings, living room with fireplace and build-ins, french doors, sep. dining room, bright and spacious MBR w/large walk-in closet and full bath with adj. 2nd sink, nice patio with enclosed brick walls, walk to everything, must see.

EXTERIOR

New Construction: No Builder Name: Lot Sqft:
Buiding Sites/Lots: Lot Dimensions: Lot Acreage:
Soil Type: Total Units:
Exterior: Fenced - Fully, Patio
Exterior Construction: Brick and Siding
Lot Description: Cul-de-sac
Other Structures: Above Grade
Roads:
Roofing:
Topography:
Transportation:
View Exposure:
Transfer Development Rights: Wooded Acres: Fenced Acres:

PARKING: Assigned
Type of Garage: # Garage Spaces: # Assigned Spaces: 1
Type of Carport: # Carport Spaces:
Parking Block/Square: Parking Inc in List Price: Parking Lot:
Parking Space #: 20B Parking Inc in Sale Price:

UTILITIES
Heating System: Forced Air Heating Fuel: Electric
Cooling System: Central A/C Cooling Fuel: Electric
Hot Water: Electric Sewer/Septic: Public Sewer
Water: Public Metering: Fully Separate
TV/Cable/Comm:

FARM: No
WATER: No
VACATION: No

FINANCIAL INFORMATION
Lease Clause: Carpet Cleaning, Dip./Military Only Transfer Clause, LB Lease, Owner Transfer
Tenant Responsible: All Utilities, Lawn/Tree/Shrub Care
Rent Includes: HOA/Condo Fee, Parking, Trash Removal
Rent Special: Prop Mgt Rental

Security Deposit: $2,700 Pet Deposit: $0 Processing Fee: $30 Date Available: 01-Sep-2006
Move In Fee: $0 Elevator Use Fee: $0 Min Lease: 12
Pets Allowed: Case by Case Repair Deductible: $0.00 Max Lease: 36

Project Approved:
Possession:
Tenants Rights: None
Current Financing/Loan:
New Financing:
Cash to Assume: Owner/Private Finance: Interest Rate: Years:
Amortized Years: Balloon- # of Years: Annual Rent Income: Rental Year:
Special Assessment: Remaining Yrs: Special Assessment 2: Remaining Yrs:

1049 STAFFORD ST N #1049, ARLINGTON, VA 22201

Condo/Coop Fee: $0.00/ Monthly | HOA Y/N: Yes
HOA Fee: 0.00/ Monthly
HOA/Condo/Coop Community Amenities: None
HOA/Condo/Coop Rules: Restrictions, RV/Boat/Trail
HOA/Condo/Coop Fees Include: Management, Parking Fee, Road Maint, Trash Removal
HOA/Condo/Coop Management:

LEGAL INFORMATION

Lot:	Block/Square:	Section:	Phase:
Parcel Number:	*Liber #:*	*Folio #:*	*Zoning Code:*
Master Plan Zoning:	Historic Designation ID:		Tax Map #:

Contract Info:
Disclosures: Prop Disclosure
Documents:
Special Permits:

OWNER, SHOWING CONTACT, PROPERTY MANAGEMENT NFORMATION:

Owner 1 Name: Ludlow	Home #:	Office #:
Showing Contact 1: TINA MATTEWS	Home #: (225) 802-6229	Office #:
	Monthly Rent:	Lease Exp. Date:

Show Instructions: Call 1st-Contact, Lockbox-Frnt Dr, No Sgn on Prop, Restr Times

Show Time: 10 AM-8 PM	Show Days: All Days	
Prop Mgmt Company: NORTHERN VIRGINIA MANAGEMENT	Office Phone: (703) 941-9002	Fax#: (703) 941-9005
Prop Mgr's Name: TIM KIRCHNER	Phone:	

LISTING AGENT/BROKER/COMPENSATION

Listing Agent: TIM KIRCHNER , ID: 10975		Home: (703) 941-9002	Home Fax: (703) 941-9005
Cell Phone:	Agent Office: (703) 335-1944	Pager:	Voice Mail: x

Agent Email: NVMANAGEMENT@EROLS.COM

Broker Name: Century 21 Champions, CENT70	Office: (703) 335-1944
Address: 9210 Lee Ave, Manassas, VA 20110	Fax: (703) 335-9229

Sub-Agent Comp: 25%	Buyer-Agent Comp: 25%	Add'l Comp:	
Dual Agency: Yes	Variable Rate Comp: Yes	Desg Rep: Yes	
List Date: 03-Aug-2006	Update Date: 03-Aug-2006	Update Type: NEW	Off Mkt Date:
Orig Price: $2,700	Prior LP:	Days on Mkt MLS:: 1	Days on Mkt Property: 1
Photo Option: VIC Exterior Only		Total Photos: 0	Advertising: IDX-PNA

SOLD/LEASED INFORMATION